Exhibit 99.2

WHEATON
PRECIOUS METALS

2019
THIRD QUARTER REPORT

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three and Nine Months Ended September 30, 2019

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). In addition, the following should be read in conjunction with the 2018 audited consolidated financial statements, the related MD&A and the 2018 Annual Information Form as well as other information relating to Wheaton on file with the Canadian securities regulatory authorities and on SEDAR at www.sedar.com. Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 48 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of November 14, 2019.

Table of Contents

Overview	3

Operational Overview	4

Highlights	5

Outlook	6

Mineral Stream Interests	7

Mineral Royalty Interest	10

Long-Term Equity Investments	10

Investment in Associate	12

Convertible Note Receivable	13

Summary of Ounces Produced	15

Summary of Ounces Sold	16

Quarterly Financial Review	17

Results of Operations and Operational Review	18

Liquidity and Capital Resources	29

Contractual Obligations and Contingencies	32

Share Capital	35

Financial Instruments	36

New Accounting Standards Effective in 2019	36

Non-IFRS Measures	38

Subsequent Events	41

Controls and Procedures	41

Attributable Reserves and Resources	42

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [2]

Overview

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium). The Company is listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) and trades under the symbol WPM.

The Company has entered into 23 long-term purchase agreements (three of which are early deposit agreements), with 17 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 19 mining assets which are currently operating, 9 which are at various stages of development and 2 which have been placed in care and maintenance, located in 11 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A and financial statements is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the three months ended September 30, 2019, the per ounce price paid by the Company for the metals acquired under the agreements averaged $5.16 for silver, $424 for gold and $271 for palladium. The primary drivers of the Company’s financial results are the volume of metal production at the various mines to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [3]

Operational Overview

	Q3 2019	Q3 2018	Change	YTD 2019	YTD 2018	Change

Ounces produced

Gold	104,175	106,255	(2.0)%	299,670	276,814	8.3%

Silver	6,095	5,584	9.2%	16,627	18,975	(12.4)%

Palladium	5,471	8,817	(38)%	15,936	8,817	81%

Gold equivalent [2]	184,868	184,139	0.4%	520,857	519,510	0.3%

Silver equivalent [2]	15,020	14,961	0.4%	42,320	42,210	0.3%

Ounces sold

Gold	94,766	89,242	6.2%	299,863	246,355	21.7%

Silver	4,484	5,018	(10.6)%	13,019	17,333	(24.9)%

Palladium	4,907	3,668	33.8%	15,369	3,668	319%

Gold equivalent [2]	155,049	154,815	0.2%	476,059	463,496	2.7%

Silver equivalent [2]	12,598	12,579	0.2%	38,680	37,659	2.7%

Change in PBND [3]

Gold	4,307	11,440	7,133	(14,005)	15,978	29,983

Silver	747	(360)	(1,107)	981	(813)	(1,794)

Palladium	(341)	4,671	5,012	(1,120)	4,671	5,791

Per ounce metrics Sales price

Gold	$1,471	$1,210	21.6%	$1,363	$1,278	6.7%

Silver	$17.09	$14.80	15.5%	$15.91	$16.10	(1.2)%

Palladium	$1,535	$955	61%	$1,451	$955	52%

Cash costs [4]

Gold [4]	$424	$418	1.4%	$420	$409	2.7%

Silver [4]	$5.16	$5.04	2.4%	$4.98	$4.67	6.6%

Palladium [4]	$271	$169	60%	$257	$169	52%

Cash operating margin [5]

Gold [5]	$1,047	$792	32.2%	$943	$869	8.5%

Silver [5]	$11.93	$9.76	22.2%	$10.93	$11.43	(4.4)%

Palladium [5]	$1,264	$786	60.8%	$1,194	$786	51.9%

Total revenue	$223,595	$185,769	20.4%	$638,110	$597,421	6.8%

Gold revenue	$139,433	$108,012	29.1%	$408,703	$314,850	29.8%

Silver revenue	$76,631	$74,255	3.2%	$207,105	$279,069	(25.8)%

Palladium revenue	$7,531	$3,502	115%	$22,302	$3,502	537%

Net earnings	$75,960	$34,021	123.3%	$8,615	$420,287	(98.0)%

Per share	$0.17	$0.08	112.5%	$0.02	$0.95	(97.9)%

Adjusted net earnings [6]	$72,692	$35,132	106.9%	$174,040	$177,037	(1.7)%

Per share [6]	$0.16	$0.08	105.4%	$0.39	$0.40	(2.2)%

Operating cash flows	$142,300	$108,413	31.3%	$369,753	$368,953	0.2%

Per share [7]	$0.32	$0.24	33.3%	$0.83	$0.83	0.0%

Dividends declared [8]	$40,197	$39,921	0.7%	$120,404	$119,660	0.6%

Per share	$0.09	$0.09	0.0%	$0.27	$0.27	0.0%

1)	All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)

Please refer to the tables on the bottom of pages 18, 19, 22 and 23 for further information on the methodology of converting production and sales volumes to gold-equivalent ounces (“GEOs”) and silver-equivalent ounces (“SEOs”).

3)

Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from. Payable ounces PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments.[1]

4)	Refer to discussion on non-IFRS measure (iii) on page 39 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 40 of this MD&A.
6)	Refer to discussion on non-IFRS measure (i) on page 38 of this MD&A.
7)	Refer to discussion on non-IFRS measure (ii) on page 39 of this MD&A.
8)	Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

[1]

Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [4]

Highlights

Operations

●	Relative to the comparable three month period of the prior year:

o	Wheaton generated $142 million in operating cash flow in the third quarter of 2019, leading to a reduction in net debt of $146 million.

o

attributable gold production was relatively unchanged as higher production at Salobo and San Dimas was offset by lower production at the Stillwater mines due to reported production for the third quarter of 2018 including some material processed in prior periods.

o	the increase in attributable silver production was primarily due to higher grades at Peñasquito.

o

the decrease in attributable palladium production was due to lower production at the Stillwater mines due to reported production for the third quarter of 2018 including some material processed in prior periods.

o	the increase in gold sales volume was due to positive changes in the balance of payable gold produced but not yet delivered to Wheaton, partially offset by lower production levels.

o

the decrease in silver sales volume was due to negative changes in the balance of payable silver produced but not yet delivered to Wheaton at Peñasquito, partially offset by the higher production levels.

o	the increase in adjusted net earnings was primarily due to higher margins resulting from increased realized prices for gold, silver and palladium sales of 22%, 15% and 61%, respectively.

●	Relative to the comparable nine month period of the prior year:

o	Wheaton generated $370 million in operating cash flow during the first nine months of 2019, leading to a reduction in net debt of $326 million.

o

the increase in attributable gold production, which represented a record for the Company, was primarily due to the commencement of the San Dimas gold stream effective May 10, 2018, and the Stillwater precious metals stream effective July 1, 2018, as well as higher production at Sudbury, partially offset by the cessation of production at Minto which was placed into care and maintenance in October 2018.

o	the decrease in attributable silver production was primarily due to the termination of the San Dimas silver purchase agreement (the “San Dimas SPA”) effective May 10, 2018.

o

the increase in gold sales volume, which represented a record for the Company, was due to the higher production levels coupled with positive changes in the balance of payable gold produced but not yet delivered to Wheaton.

o	the decrease in silver sales volume was due to the lower production levels coupled with negative changes in the balance of payable silver produced but not yet delivered to Wheaton.

o

The slight decrease in adjusted net earnings was primarily due to lower margins relative to San Dimas, which was converted to a gold stream on May 10, 2018 and higher finance costs, with these decreases being almost fully offset by higher commodity prices.

●

During the third quarter ended September 30, 2019, the Company declared dividends in the amount of $40 million. On November 14, 2019, the Board of Directors declared a dividend in the amount of $0.09 per common share.

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Outlook1

Wheaton is updating production guidance for 2019, with estimated attributable gold production being increased to approximately 390,000 ounces, up from 385,000 ounces previously forecast due to continued outperformance primarily from the Salobo mine, while estimated attributable silver production has been adjusted to approximately 21 million ounces from 22.5 million ounces to reflect production interruptions at the Peñasquito mine, as more fully discussed on page 9 of this MD&A. Forecast palladium production in 2019 remains unchanged at approximately 22,000 ounces. For the five year period ending in 2023, the Company estimates that average, annual gold equivalent production will amount to 750,000 ounces. As a reminder, Wheaton does not currently include any production from Hudbay’s Rosemont project nor the announced expansion at Salobo in its estimated average five-year production guidance 2.

From a liquidity perspective, the $152 million of cash and cash equivalents as at September 30, 2019 combined with the liquidity provided by the available credit under the $2 billion revolving term loan (“Revolving Facility”) and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

[1]

Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

[2]

In preparing the long-term production forecast, Wheaton has considered the impact of Vale’s announced approval of the Salobo III copper project, a brownfield expansion, which if completed as proposed, would increase processing throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up (the “Salobo Expansion”). However, readers are cautioned that Vale has not finalized its mine plan and as such, Wheaton has not included any production growth as a result of the Salobo Expansion.

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Mineral Stream Interests1

The following table summarizes the mineral stream interests currently owned by the Company:

Mineral Stream Interests	Mine Owner ¹	Location¹	Attributable Production	Per Ounce Production Payment ²	Total Upfront Payment ³	Cash Flow Generated to Date ³	Ounces Received to Date ³	Q3-2019 PBND [3,4]	Term ¹	Date of Original Contract

Gold

Salobo	Vale	BRA	75%	$404	$3,059,360	$955,641	1,096,881	50,945	LOM	28-Feb-13

Sudbury [5]	Vale	CAN	70%	$400	623,572	162,737	189,093	20,541	20 years	28-Feb-13

Constancia	Hudbay	PER	50% [6]	$400	135,000	52,733	61,227	1,233	LOM	8-Aug-12

San Dimas	FM	MEX	variable [7]	$600	220,000	41,337	55,130	3,572	LOM	10-May-18

Stillwater [8]	Sibanye	USA	100%	variable	237,880	16,214	15,019	4,222	LOM	16-Jul-18

Other					439,442	448,670	465,445	4,955

Minto	PERE	CAN	100% [9]	variable					LOM	20-Nov-08

Rosemont	Hudbay	USA	100%	$450					LOM	10-Feb-10

777 [10]	Hudbay	CAN	50%	$416					LOM	8-Aug-12

					$4,715,254	$1,677,332	1,882,795	85,468

Silver

Peñasquito	Newmont	MEX	25%	$4.91	$485,000	$863,640	51,090	1,290	LOM	24-Jul-07

Antamina	Glencore	PER	33.75% ¹¹	variable	900,000	305,701	23,404	1,094	LOM	3-Nov-15

Constancia	Hudbay	PER	100%	$5.90	294,900	99,113	9,421	201	LOM	8-Aug-12

Other					1,103,708	1,202,793	84,455	1,580

Los Filos	Leagold	MEX	100%	$4.39					25 years	15-Oct-04

Zinkgruvan	Lundin	SWE	100%	$4.39					LOM	8-Dec-04

Yauliyacu	Glencore	PER	100% ¹²	$8.89					LOM	23-Mar-06

Stratoni	Eldorado	GRC	100%	$9.31					LOM	23-Apr-07

Neves-Corvo	Lundin	PRT	100%	$4.30					50 years	5-Jun-07

Aljustrel	Almina	PRT	100% ¹³	variable					50 years	5-Jun-07

Keno Hill	Alexco	CAN	25%	variable					LOM	2-Oct-08

Minto	PERE	CAN	100%	$4.22					LOM	20-Nov-08

Pascua-Lama	Barrick	CHL/ARG	25%	$3.90					LOM	8-Sep-09

Rosemont	Hudbay	USA	100%	$3.90					LOM	10-Feb-10

777 [10]	Hudbay	CAN	100%	$6.14					LOM	8-Aug-12

Navidad	PAAS	ARG	12.5%	$4.00					LOM	n/a 14

					$2,783,608	$2,471,247	168,370	4,165

Palladium

Stillwater [8]	Sibanye	USA	4.5% [15]	variable	$262,120	$25,938	24,086	4,163	LOM	16-Jul-18

Cobalt

Voisey’s Bay	Vale	CAN	42.4% [16]	variable	$390,000	$-	-	-	LOM	11-Jun-18

Total					$8,150,982	$4,174,517

1)

Abbreviations as follows: FM = First Majestic Silver Corp; PERE = Pembridge Resources plc; PAAS = Pan American Silver Corp; BRA = Brazil; CAN = Canada; CHL = Chile, PER = Peru; MEX = Mexico; USA = United States; SWE = Sweden; GRC = Greece; PRT = Portugal; and ARG = Argentina; LOM = Life of Mine.

2)

The per ounce production is either a fixed price per ounce purchased, subject to an annual inflationary adjustment with the exception of Sudbury and Loma de La Plata, or a percentage of the spot price of the applicable metal for each ounce of the applicable metal delivered. Please refer to the section entitled “Contractual Obligations and Contingencies – Mineral Stream Interests” on page 32 of this MD&A for more information.

3)

All figures in thousands except gold and palladium ounces received to date, gold and palladium ounces produced but not yet delivered (“PBND”) and per ounce amounts. The total upfront consideration excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 33 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.

4)	Payable gold, silver and palladium ounces PBND are based on management estimates. These figures may be updated in future periods as additional information is received.
5)

Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests. As of September 30, 2019, the Company has received approximately $163 million of operating cash flows relative to the Sudbury PMPA. Should the market value of gold delivered to Wheaton through the 20 year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term.

6)

Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company. Should Hudbay fail to achieve a minimum level of throughput at the Pampacancha deposit during 2018, 2019 and 2020, Wheaton will be entitled to additional compensation in respect of the gold stream.

7)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

8)	Comprised of the Stillwater and East Boulder gold and palladium interests.
9)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)

As of September 30, 2019, the Company has received approximately $287 million of operating cash flows relative to the 777 PMPA. Should the market value of gold and silver delivered to Wheaton through the initial 40 year term of the contract, net of the per ounce cash payment, be lower than the initial $455 million upfront consideration, the Company will be entitled to a refund of the difference at the conclusion of the 40 year term.

11)	Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company’s attributable silver production to be purchased will be reduced to 22.5%.
12)	Glencore will deliver a per annum amount to Wheaton equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
13)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
14)	Wheaton and PAAS have not yet finalized the definitive terms of the agreement.
15)

Once the Company has received 375,000 ounces of palladium under the Stillwater agreement, the Company’s attributable palladium production to be purchased will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production to be purchased will be reduced to 1.00%.

16)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay agreement, the Company’s attributable cobalt production to be purchased will be reduced to 21.2%.

[1]

Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [7]

Updates Relative to the Mineral Stream Interests

Salobo – Mill Throughput Expansion

The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum (“Mtpa”). As per Vale S.A.’s (“Vale”) third quarter 2018 report, in October 2018 Vale’s Board of Directors approved the investment in the Salobo III mine expansion (the “Salobo Expansion”). The Salobo Expansion is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022 with a ramp-up of 15 months, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up.

In their third quarter 2019 performance report, Vale reports that physical completion of the expansion at Salobo is now 27%, including the completion of the concrete foundations for the mill and primary crusher bases and the arrival to site of the first loads related to the long distance conveyor belt.

Update Relative to Vale – Brumadinho Incident

On January 25, 2019, Vale’s mining operations in Brumadinho, Minas Gerais, Brazil experienced a significant breach and failure of a retaining dam around the tailings disposal area (the “Brumadinho Incident”). While the Brumadinho Incident did not occur at any mine that is the subject of the Company’s PMPAs, the consequences of the Brumadinho Incident may have an impact on the Company’s business, financial condition and results of operations. See “Risks Relating to the Company – Credit and Liquidity Risk”, “Risks Relating to the Company – Security Over Underlying Assets”, “Risks Relating to the Company – Indebtedness and Guarantees Risk”, “Risks Relating to the Company – Mine Operator Concentration Risk”, “Risks Relating to the Mining Operations – International Operations”, and “Risks Relating to the Mining Operations – Exploration, Development and Operating Risks” in the Company’s Annual Information Form.

Constancia – Pampacancha Delay

As per Hudbay Minerals Inc.’s (“Hudbay”) MD&A for the three months ended March 31, 2019, during April 2019, the local community with whom Hudbay is negotiating Pampacancha surface rights was added to a list of communities designated as indigenous by the Ministry of Culture for the purposes of Peru’s Consulta Previa law, which implements Peru’s commitment to ILO Convention 169 consultation requirements. As a result, once Hudbay reaches an agreement with the local community to acquire the surface rights, the Consulta Previa law requires additional consultation between the Peruvian government and the local community before work can begin. As a result of this change, Hudbay states that they expect that ore production at Pampacancha will not begin until 2020. Assuming ore production at Pampacancha does not begin until 2020, the Company will be entitled to receive an additional 8,020 ounces of gold in each of 2019 and 2020 relative to the Constancia PMPA, with the deliveries to be made in quarterly installments, of which 6,015 ounces were received during the first three quarters of 2019 and reported as production.

San Dimas – Mexican Tax Update

In February 2016, Primero Mining Corp. (“Primero”) announced that its Mexican subsidiary, Primero Empresa Minera S.A. de C.V. (“PEM”), received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria (“SAT”), seeking to nullify the Advance Pricing Agreement issued by SAT in 2012 (“2012 APA”). The 2012 APA confirmed PEM’s ability to pay taxes in Mexico on the sale of silver on actual prices realized by its Mexican subsidiary in connection with silver sales under the San Dimas SPA for the tax years 2010 through 2014.

As disclosed by First Majestic Silver Corp. (“First Majestic”) in their MD&A for the period ended September 30, 2019, during the third quarter of 2019, as part of the ongoing annual audits of PEM’s tax returns, the SAT issued reassessments for the 2010 and 2011 tax years in the amount of $26 million and $78 million, respectively, inclusive of interest, inflation, and penalties. The key items relate to the view that PEM should pay taxes based on the market price of silver and denial of the deductibility of interest expense and service fees in Mexico. First Majestic also indicates that since they continue to defend the APA in the Mexican legal proceeding, the APA remains valid and First Majestic will vigorously dispute any reassessment that has been or may be issued in the future on a basis that assesses taxes on PEM’s historical silver revenues that is inconsistent with the APA. First Majestic indicates that if the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on First Majestic’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments. First Majestic states that they continue to believe Primero’s filings were appropriate and continue to believe its tax filing position based upon the APA is correct. However, they note that should PEM ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $185 million, before interest or penalties.

First Majestic has indicated in their MD&A for the period ended September 30, 2019 that while it continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. To the extent that First Majestic is not able to defend the validity of the 2012 APA or the SAT determines that the appropriate price to tax sales under the former San Dimas SPA or the new San Dimas PMPA is significantly different from the actual realized prices thereunder, it may have an adverse impact on First Majestic’s business, financial condition or results of operations. If the Company was unable to purchase any further gold under the San Dimas PMPA, it may have a material adverse

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [8]

effect on Wheaton’s business, financial condition, results of operation and cash flows. In addition, should this occur, there is no assurance that Wheaton would be successful in enforcing its rights under the security interest granted by First Majestic or its other remedies under the San Dimas PMPA.

Minto – Ownership Change

The Minto mine, which was placed into care and maintenance as of October 2018, was sold by Capstone Mining Corp. to Pembridge Resources plc (“Pembridge”) effective June 3, 2019. According to Pembridge’s news release dated October 16, 2019, milling operations at Minto recommenced on October 10, 2019. Pembridge states that the mill will operate on a 2-weeks-on, 2-weeks-off schedule until sufficient development has been achieved underground to enable a higher monthly processing capacity.

In conjunction with the resumption of mining activity at Minto, the Company has amended the Minto PMPA such that the cash payment per ounce of gold delivered will be 75% of the spot price of gold for each ounce of gold delivered under the Minto PMPA. This amended pricing will end on the earlier of (i) 14 months after the first delivery is due; or (ii) once 11,000 ounces of gold have been delivered to the Company.

Peñasquito – Illegal Blockade

On September 15, 2019, Newmont Mining Corporation (“Newmont”) announced that the dialogue sponsored by the government of Mexico to resolve issues with a trucking contractor and the San Juan de Cedros community (one of Peñasquito’s 25 neighboring communities) had been suspended and that an illegal blockade had resumed. On October 22, 2019, Newmont announced that they were starting up production at Peñasquito following the lifting of the illegal blockade on October 8. Newmont states that with the support of the State and Federal governments, including an ongoing police presence, they have commenced an approximately 10-day process of bringing back the operation to full production while government-sponsored negotiations continue. Based on Newmont’s October 9, 2019 disclosure, the impact of the illegal blockade on Wheaton’s third quarter attributable production was approximately 0.4 million silver ounces.

Rosemont – Permitting Update

On August 1, 2019, Hudbay announced that the U.S. District Court for the District of Arizona (“Court”) issued a ruling in the lawsuits challenging the U.S. Forest Service’s issuance of the Final Record of Decision (“FROD”) for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD such that Rosemont cannot proceed with construction at this time. Hudbay stated that they believe that the Court has misinterpreted federal mining laws and Forest Service regulations as they apply to Rosemont. Hudbay is continuing its work to appeal the Court’s decision to the U.S. Ninth Circuit Court of Appeals as they evaluate next steps for the project. As announced in August, Hudbay has suspended most of its early works activities at Rosemont and has deferred the previously announced process to identify a joint venture partner for Rosemont. Wheaton has not made any upfront payments to date relative to Rosemont nor included any production from Rosemont in its five-year guidance.

To date, no payments have been made to Hudbay relative to the Rosemont PMPA.

Sudbury – Scheduled Maintenance

Throughput at the Sudbury mines is typically lower in the third quarter of each year as a result of planned maintenance shutdowns occurring in the summer months. This was consistent in 2018 and 2019.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [9]

Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased
Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold		Silver		Term of Agreement	Date of Original Contract

Toroparu	Sandspring	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine	11-Nov-13

Cotabambas	Panoro	Peru	8,500	131,500	140,000	25%	³	100%	³	Life of Mine	21-Mar-16

Kutcho	Kutcho	Canada	7,000	58,000	65,000	100%	[4]	100%	[4]	Life of Mine	12-Dec-17

			$31,000	$327,500	$358,500

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 33 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.

Toroparu - Development Update

Sandspring Resources Ltd. (“Sandspring”) announced results from a Preliminary Economic Assessment (“PEA”) of its Toroparu Gold Project in Guyana (“Toroparu”) in a news release dated June 4, 2019, and subsequently filed the PEA on July 23, 2019. As per the PEA, Toroparu has been re-scoped to include the Sona Hill satellite deposit, modification of the processing strategy to start with gold-only production from a Carbon-in-Leach circuit for the initial ten years, and an expansion in year 11 to add flotation processing capacity. In connection with Wheaton’s Toroparu Early Deposit Agreement, Wheaton may elect to pay Sandspring an additional upfront payment, payable on an installment basis to partially fund construction of the mine, in return for 10% of the gold and 50% of the silver for the life of the mine. Sandspring has indicated that it has estimated revised, lower potential upfront payments from Wheaton as a result of the revised scope of the project, however such revised payments have not been approved by Wheaton.

Mineral Royalty Interest

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million. In accordance with the terms of the agreement, on August 7, 2019, Chesapeake exercised its option to re-acquire two-thirds of the Royalty, or 1%, for the sum of $9 million. As a result, the Company’s Royalty has been reduced to 0.5%. The Company has reflected the transaction as a disposal of two-thirds of its original investment, resulting in a gain on disposal of $3 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

Long-Term Equity Investments

The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at September 30, 2019:

(in thousands)	September 30 2019	December 31 2018

Common shares held	$234,828	$164,753

Warrants held	10	-

Total long-term equity investments	$234,838	$164,753

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [10]

Common Shares Held

				Fair Value Adjustment Gains (Losses) Included in OCI		Realized Gain (Loss) on Disposal
(in thousands)	Shares Owned	Percentage of Outstanding Shares Owned	Fair Value at Sep 30, 2019	Three Months Ended Sep 30, 2019	Nine Months Ended Sep 30, 2019	Nine Months Ended Sep 30, 2019	Fair Value at Dec 31, 2018

Bear Creek	13,264,305	12.87%	$19,832	$3,007	$9,720	$-	$10,112

Sabina	11,700,000	4.00%	15,196	3,306	4,647	-	10,549

First Majestic	20,239,590	9.99%	183,978	23,939	66,186	521	123,187

Other			15,822	4,563	4,935	(6,287)	20,905

Total common shares held			$234,828	$34,815	$85,488	$ (5,766)	$ 164,753

		Fair Value Adjustment Gains (Losses) Included in OCI		Realized Gain on Disposal

(in thousands)	Fair Value at Sep 30, 2018	Three Months Ended Sep 30, 2018	Nine Months Ended Sep 30, 2018	Nine Months Ended Sep 30, 2018

Bear Creek	$13,628	$(4,201)	$(7,729)	$-

Sabina	10,846	(2,660)	(10,325)	-

Arizona Mining	-	954	20,153	34,061

First Majestic	118,794	(40,784)	(32,205)	-

Other	25,158	(3,155)	(6,205)	-

Total common shares held	$168,426	$(49,846)	$(36,311)	$34,061

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Acquisitions of Long-Term Investments

On May 10, 2018, the San Dimas SPA was terminated and concurrently the Company entered into the new San Dimas PMPA. In connection with the termination of the San Dimas SPA, the Company received 20,914,590 First Majestic common shares with a fair value of $151 million.

On April 25, 2018, the Company made a strategic investment of $1 million by participating in a private placement undertaken by Tradewind Markets, Inc. (“Tradewind”), a financial technology company that uses blockchain to speed up and streamline digital gold trading.

On July 17, 2018, the Company acquired 7,093,392 common shares of Adventus Zinc Corporation (“Adventus”) in a private placement transaction, for total consideration of Cdn$6 million, representing 9.99% of Adventus’ issued and outstanding common shares. Concurrently, the Company paid an additional Cdn$1 million to acquire a right of first refusal on any new streaming or royalty transactions on precious metals on the Adventus existing properties in Ecuador and a right of first offer on any subsequently acquired properties in Ecuador (the “Adventus ROFR”).

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [11]

The shares of Tradewind and Adventus have been classified as part of the Other long-term investments in this MD&A, while the Adventus ROFR has been classified as a component of Other non-current assets on the Company’s balance sheet.

Disposal of Long-Term Investments

On August 10, 2018, South32 Limited announced that it had completed its acquisition of all the issued and outstanding common shares of Arizona Mining Inc. (“Arizona Mining”), which resulted in a disposition of the Company’s investment in Arizona Mining for total proceeds of $48 million (Cdn$62 million), and a realized gain of $34 million.

During the three months ended September 30, 2019, the Company disposed of 675,000 shares of First Majestic Silver Corp. (“First Majestic”), thereby reducing its ownership position to under 10% of the issued and outstanding common shares. Additionally, during the quarter the Company disposed of several investments which were no longer considered to have strategic value. These investments had been classified as “Other” long-term investments.

Investment in Associate

Kutcho Copper Corp.

On June 6, 2019, the Company acquired 1 million common shares and warrants to acquire an additional 1 million common shares of Kutcho Copper Corp. (“Kutcho”) for Cdn$0.2 million, resulting in the Company owning 7,153,846 common shares and warrants to acquire an additional 4,076,923 common shares of Kutcho. Additionally, the Company holds a Cdn$20 million subordinated secured convertible term debt loan agreement bearing interest at 10% per annum with Kutcho (the “Kutcho Convertible Note”).

As at September 30, 2019, Kutcho had 68,247,628 shares issued and outstanding, resulting in Wheaton owning approximately 10% of Kutcho on a non-diluted basis. However, as the convertible instruments described above are currently exercisable, on a fully diluted basis, Wheaton has the potential to own approximately 29% of Kutcho (37% on a non-fully diluted basis). As a result of the potential ownership position, the Company has concluded that it has significant influence over Kutcho and as such the investment in Kutcho is considered an Investment in Associate which is accounted for using the equity method. The Company records its share of Kutcho’s profit or loss based on Wheaton’s ownership interest in Kutcho on a non-diluted basis. As Kutcho’s fiscal year end is April 30, Wheaton has reported its share of Kutcho’s loss relative to Kutcho’s first quarter ended July 31, 2019, which represents the last period publicly reported by Kutcho as at the date of this MD&A.

Indicator of Impairment at June 30, 2019

Since the original investment in Kutcho on December 14, 2017, the value of Kutcho’s shares have had a significant decline in value. This decline in value was determined to be an indicator of impairment relative to the Company’s investment in Kutcho.

The recoverable amount of the investment in Kutcho at June 30 2019 was calculated to be $1 million, which resulted in an impairment charge of $1.6 million. The recoverable amount, which represents Kutcho’s fair value less cost of disposal (“FVLCD”), was calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company, and as such is classified within Level 1 of the fair value hierarchy.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [12]

A continuity schedule of the Kutcho Investment in Associate from January 1, 2018 to September 30, 2019 is presented below:

(in thousands)	Investment in Associate

At January 1, 2018	$2,994

Share of losses	(201)

At June 30, 2018	$2,793

Share of losses	(172)

At September 30, 2018	$2,621

Share of losses	(59)

At December 31, 2018	$2,562

Amount invested	133

Share of losses	(62)

Impairment	(1,649)

At June 30, 2019	$984

Share of losses	(49)

At September 30, 2019	$935

Convertible Note Receivable

Kutcho Copper Corp.

Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho has the option to defer the first three interest payments until December 31, 2019, at which point one half of the deferred interest is payable in cash and the other half of the deferred interest can, at Kutcho’s option, either (i) be paid in cash; or (ii) be deferred for an additional period not to exceed 4 years. In the event Kutcho elects to make the second deferral, Wheaton can, at its option, convert the remaining deferred interest into common shares of Kutcho.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note into common shares of Kutcho at Cdn$0.8125 per share. Once the Kutcho Convertible Note has been outstanding for 24 months, Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

●	25% of the outstanding amount if pre-paid on or after 24 months until 36 months;
●	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and
●	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

The Kutcho Convertible Note is revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [13]

A summary of the fair value of the Kutcho Convertible Note and the fair value changes recognized as a component of the Company’s net earnings during the three months ended September 30, 2019 and 2018 is presented below:

Fair Value Adjustment Gain (Loss) Included in Net Earnings

(in thousands)	Fair Value at Sep 30, 2019	Three Months Ended Sep 30, 2019	Nine Months Ended Sep 30, 2019	Fair Value at Dec 31, 2018

Kutcho Convertible Note	$ 12,222	$ 386	$ (677)	$ 12,899

Fair Value Adjustment Gain (Loss) Included in Net Earnings

(in thousands)	Fair Value at Sep 30, 2018	Three Months Ended Sep 30, 2018	Nine Months Ended Sep 30, 2018

Kutcho Convertible Note	$ 13,560	$ (927)	$ (2,217)

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [14]

Summary of Ounces Produced

	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017

Gold ounces produced ²

Salobo	73,615	67,056	60,846	76,995	72,423	67,466	64,896	80,341

Sudbury [3]	6,633	9,029	11,374	6,646	6,510	6,476	3,511	8,568

Constancia	5,172	4,533	4,826	4,266	3,634	3,281	3,315	2,947

San Dimas [4]	11,239	11,496	10,290	10,092	10,642	5,726	-	-

Stillwater	3,238	3,675	3,137	3,472	6,376	-	-	-

Other

Minto [5]	-	-	-	1,441	2,546	2,554	2,707	3,328

777	4,278	4,788	4,445	4,248	4,124	4,982	5,645	5,478

Total Other	4,278	4,788	4,445	5,689	6,670	7,536	8,352	8,806

Total gold ounces produced	104,175	100,577	94,918	107,160	106,255	90,485	80,074	100,662

Silver ounces produced [2]

San Dimas [4]	-	-	-	-	-	607	1,606	1,324

Peñasquito	2,031	702	1,595	1,455	1,050	1,267	1,450	1,561

Antamina	1,224	1,343	1,180	1,225	1,406	1,394	1,304	1,434

Constancia	686	552	635	695	682	552	598	621

Other

Los Filos	40	37	38	29	21	33	29	48

Zinkgruvan	630	631	479	608	530	453	565	619

Yauliyacu	620	627	528	233	597	719	550	335

Stratoni	131	172	143	149	165	211	137	131

Minto [5]	-	-	-	8	25	30	35	30

Neves-Corvo	431	392	498	509	458	421	405	305

Aljustrel	240	322	470	475	514	138	-	-

Lagunas Norte [6]	-	-	-	-	-	-	217	253

Pierina [6]	-	-	-	-	-	-	107	111

Veladero [6]	-	-	-	-	-	-	265	211

777	62	93	95	113	136	152	146	146

Total Other	2,154	2,274	2,251	2,124	2,446	2,157	2,456	2,189

Total silver ounces produced	6,095	4,871	5,661	5,499	5,584	5,977	7,414	7,129

Palladium ounces produced ²

Stillwater	5,471	5,736	4,729	5,869	8,817	-	-	-

GEOs produced [7]	184,868	166,483	169,506	180,936	184,139	164,043	171,328	188,408

SEOs produced [7]	15,020	13,527	13,772	14,701	14,961	13,329	13,920	15,308

Average payable rate [2]

Gold	95.1%	95.3%	95.6%	95.5%	95.4%	94.9%	94.7%	95.0%

Silver	85.2%	83.4%	83.0%	83.1%	83.5%	86.8%	89.7%	90.1%

Palladium	83.5%	87.6%	98.5%	96.4%	94.6%	n.a.	n.a.	n.a.

1)	All figures in thousands except gold and palladium ounces produced.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures and average payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
4)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA.

5)	The Minto mine was placed into care and maintenance in October 2018.
6)	In accordance with the Pascua-Lama PMPA, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018.
7)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,300 per ounce gold; $16.00 per ounce silver; and $1,350 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2019. Previously, GEOs and SEOs were calculated by referencing the average LBMA price during the period. This revised methodology of calculating GEOs and SEOs has been applied to all periods presented.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [15]

Summary of Ounces Sold

	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017

Gold ounces sold

Salobo	63,064	57,715	84,160	75,351	65,139	70,734	54,645	71,683

Sudbury [2]	7,600	8,309	4,061	4,864	2,560	4,400	5,186	12,059

Constancia	4,742	4,409	5,512	3,645	2,980	2,172	3,247	1,965

San Dimas [3]	11,374	10,284	11,510	8,453	9,771	3,738	-	-

Stillwater	3,314	3,301	2,856	3,473	2,075	-	-	-

Other

Minto [4]	-	765	3,307	2,674	796	2,284	1,763	2,020

777	4,672	5,294	3,614	4,353	5,921	3,812	5,132	6,568

Total Other	4,672	6,059	6,921	7,027	6,717	6,096	6,895	8,588

Total gold ounces sold	94,766	90,077	115,020	102,813	89,242	87,140	69,973	94,295

Silver ounces sold

San Dimas [3]	-	-	-	-	-	1,070	1,372	1,299

Peñasquito	1,233	912	1,164	901	1,241	1,547	1,227	1,537

Antamina	1,059	1,186	1,255	1,300	1,333	1,422	1,413	1,769

Constancia	521	478	735	629	567	410	574	491

Other

Los Filos	44	26	38	15	27	35	52	16

Zinkgruvan	459	337	232	543	326	297	391	597

Yauliyacu	574	542	15	317	697	521	360	642

Stratoni	126	240	80	78	125	171	148	110

Minto [4]	-	2	30	22	-	28	(1)	34

Neves-Corvo	243	194	265	240	234	178	169	119

Aljustrel	139	216	381	226	302	-	-	-

Lagunas Norte [5]	-	-	-	-	1	65	236	237

Pierina [5]	-	-	-	-	-	54	88	106

Veladero [5]	-	-	-	-	2	104	161	211

777	86	108	99	129	163	70	153	124

Total Other	1,671	1,665	1,140	1,570	1,877	1,523	1,757	2,196

Total silver ounces sold	4,484	4,241	4,294	4,400	5,018	5,972	6,343	7,292

Palladium ounces sold Stillwater	4,907	5,273	5,189	5,049	3,668	-	-	-

GEOs sold [6]	155,049	147,755	173,255	162,205	154,815	160,627	148,055	184,061

SEOs sold [6]	12,598	12,005	14,077	13,179	12,579	13,051	12,029	14,955

Cumulative payable gold ounces PBND [7]	85,468	81,161	75,236	99,474	99,987	88,547	89,839	84,010

Cumulative payable silver ounces PBND [7]	4,165	3,418	3,591	3,184	3,015	3,375	4,126	3,828

Cumulative payable palladium ounces PBND [7]	4,163	4,504	4,754	5,282	4,671	-	-	-

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
3)

Pursuant to the San Dimas SPA with Primero, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. The San Dimas SPA was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA.

4)	The Minto mine was placed into care and maintenance in October 2018.
5)	In accordance with the Pascua-Lama PMPA, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018.
6)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,300 per ounce gold; $16.00 per ounce silver; and $1,350 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2019. Previously, GEOs and SEOs were calculated by referencing the average LBMA price during the period. This revised methodology of calculating GEOs and SEOs has been applied to all periods presented.

7)	Payable gold, silver and palladium ounces PBND are based on management estimates. These figures may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [16]

Quarterly Financial Review

	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018		Q1 2018		Q4 2017

Total gold ounces sold	94,766	90,077	115,020	102,813	89,242		87,140		69,973		94,295

Average realized gold price¹	$1,471	$1,320	$1,308	$1,229	$1,210		$1,305		$1,330		$1,277

Gold sales (000’s)	$139,433	$118,870	$150,399	$126,343	$108,012		$113,753		$93,086		$120,378

Total silver ounces sold (000’s)	4,484	4,241	4,294	4,400	5,018		5,972		6,343		7,292

Average realized silver price¹	$17.09	$14.93	$15.64	$14.66	$14.80		$16.52		$16.73		$16.75

Silver sales (000’s)	$76,631	$63,313	$67,162	$64,510	$74,255		$98,647		$106,166		$122,168

Total palladium ounces sold	4,907	5,273	5,189	5,049	3,668		-		-		-

Average realized palladium price¹	$1,535	$1,381	$1,443	$1,137	$955	$	n.a	$	n.a	$	n.a

Palladium sales (000’s)	$7,531	$7,283	$7,488	$5,738	$3,502		$-		$-		$-

Total sales (000’s)	$223,595	$189,466	$225,049	$196,591	$185,769		$212,400		$199,252		$242,546

Average cash cost, gold [1,2]	$424	$420	$417	$409	$418		$407		$399		$399

Average cash cost, silver [1,2]	$5.16	$5.14	$4.64	$4.66	$5.04		$4.54		$4.49		$4.48

Average cash cost, palladium [1,2]	$271	$247	$254	$205	$169	$	n.a	$	n.a	$	n.a

Average depletion, gold [1]	$417	$420	$385	$421	$426		$411		$418		$440

Average depletion, silver [1]	$4.81	$4.97	$5.05	$5.06	$4.97		$4.47		$4.42		$4.84

Average depletion, palladium [1]	$470	$470	$470	$463	$462	$	n.a	$	n.a	$	n.a

Net earnings (loss) (000’s)	$75,960	$(124,694)	$57,349	$6,828	$34,021		$318,142		$68,123		$(137,712)

Earnings (loss) per share
Basic	$0.17	$(0.28)	$0.13	$0.02	$0.08		$0.72		$0.15		$(0.31)

Diluted	$0.17	$(0.28)	$0.13	$0.02	$0.08		$0.72		$0.15		$(0.31)

Adjusted net earnings [3] (000’s)	$72,692	$44,808	$56,540	$36,745	$35,132		$72,340		$69,563		$82,323

Adjusted earnings per share [3]

Basic	$0.16	$0.10	$0.13	$0.08	$0.08		$0.16		$0.16		$0.19

Diluted	$0.16	$0.10	$0.13	$0.08	$0.08		$0.16		$0.16		$0.19

Cash flow from operations (000’s)	$142,300	$109,258	$118,194	$108,461	$108,413		$135,200		$125,340		$165,083

Cash flow from operations per share [4]

Basic	$0.32	$0.25	$0.27	$0.24	$0.24		$0.31		$0.28		$0.37

Diluted	$0.32	$0.24	$0.27	$0.24	$0.24		$0.30		$0.28		$0.37

Dividends

Dividends declared (000’s)	$40,197	$40,133	$40,074 [5]	$39,959	$39,921		$39,888		$39,851 [6]		$39,815

Dividends declared per share	$0.09	$0.09	$0.09	$0.09	$0.09		$0.09		$0.09		$0.09

Total assets (000’s)	$6,258,859	$6,240,823	$6,478,700	$6,470,046	$6,586,018		$6,216,112		$5,637,727		$5,683,313

Total liabilities (000’s)	$1,057,415	$1,128,877	$1,252,752	$1,298,130	$1,398,830		$981,497		$712,188		$783,649

Total shareholders’ equity (000’s)	$5,201,444	$5,111,946	$5,225,948	$5,171,916	$5,187,188		$5,234,615		$4,925,539		$4,899,664

1)	Expressed as United States dollars per ounce.
2)	Refer to discussion on non-IFRS measure (iii) on page 39 of this MD&A.
3)	Refer to discussion on non-IFRS measure (i) on page 38 of this MD&A.
4)	Refer to discussion on non-IFRS measure (ii) on page 39 of this MD&A.
5)	On March 20, 2019, the Company declared dividends of $0.09 per common share for total dividends of $40 million, which was paid on April 18, 2019.
6)	On March 21, 2018, the Company declared dividends of $0.09 per common share for total dividends of $40 million, which was paid on April 20, 2018.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [17]

Results of Operations and Operational Review

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended September 30, 2019
	Ounces Produced²	Ounces Sold	Average Realized Price ($’s Per Ounce)		Average Cash Cost ($’s Per Ounce)[3]		Average Depletion ($’s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	73,615	63,064		$1,471		$404		$383	$92,796	$43,155	$68,949	$2,627,534

Sudbury [4]	6,633	7,600		1,470		400		819	11,176	1,908	7,828	350,101

Constancia	5,172	4,742		1,471		404		361	6,978	3,351	5,234	112,252

San Dimas	11,239	11,374		1,471		606		310	16,737	6,323	9,571	197,927

Stillwater	3,238	3,314		1,471		263		519	4,876	2,285	4,005	231,512

Other [5]	4,278	4,672		1,470		419		462	6,870	2,754	4,912	15,089

	104,175	94,766		$1,471		$424		$417	$139,433	$59,776	$100,499	$3,534,415

Silver

Peñasquito	2,031	1,233		$16.81		$4.21		$3.06	$20,721	$11,755	$15,531	$378,587

Antamina	1,224	1,059		16.80		3.46		8.73	17,792	4,885	14,420	679,521

Constancia	686	521		16.81		5.95		7.50	8,764	1,752	6,953	233,225

Other [6]	2,154	1,671		17.57		6.70		2.79	29,354	13,510	16,895	492,029

	6,095	4,484		$17.09		$5.16		$4.81	$76,631	$31,902	$53,799	$1,783,362

Palladium

Stillwater	5,471	4,907		$1,535		$271		$470	$7,531	$3,897	$6,203	$252,465

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$223,595	$95,575	$160,501	$5,797,752

Other

General and administrative										$(14,028)	$(6,823)

Finance costs										(11,871)	(9,122)

Other										3,533	(505)

Income tax recovery										2,751	(1,751)

Total Other										$(19,615)	$(18,201)	$461,107

										$75,960	$142,300	$6,258,859

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 39 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777 gold interest in addition to the non-operating Rosemont and Minto gold interests.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel and 777 silver interests as well as the non-operating Keno Hill, Minto, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a GEO and SEO basis, results for the Company for the three months ended September 30, 2019 were as follows:

Three Months Ended September 30, 2019

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [3]	Cash Operating Margin ($’s Per Ounce) [4]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)

Gold equivalent basis [5]	184,868	155,049	$ 1,442	$ 417	$ 1,025	$ 409	$ 616

Silver equivalent basis [5]	15,020	12,598	$ 17.75	$ 5.13	$ 12.62	$ 5.03	$ 7.59

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 39 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 40 of this MD&A.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,300 per ounce gold; $16.00 per ounce silver; and $1,350 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2019. Previously, GEOs and SEOs were calculated by referencing the average LBMA price during the period. This revised methodology of calculating GEOs and SEOs has been applied to all periods presented.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [18]

Three Months Ended September 30, 2018

	Ounces Produced²	Ounces Sold	Average Realized Price ($’s Per Ounce)		Average Cash Cost ($’s Per Ounce)[3]		Average Depletion ($’s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	72,423	65,139		$1,210		$400		$386	$78,815	$27,604	$52,760	$2,735,159

Sudbury [4]	6,510	2,560		1,218		400		795	3,117	58	1,948	370,331

Constancia	3,634	2,980		1,216		400		374	3,625	1,318	2,433	118,910

San Dimas	10,642	9,771		1,200		600		556	11,725	428	5,862	212,915

Stillwater	6,376	2,075		1,205		217		526	2,500	958	2,049	238,033

Other [5]	6,670	6,717		1,225		402		480	8,230	2,306	5,390	23,728

	106,255	89,242		$1,210		$418		$426	$108,012	$32,672	$70,442	$3,699,076

Silver

Peñasquito	1,050	1,241		$14.94		$4.17		$2.96	$18,544	$9,702	$13,369	$391,385

Antamina	1,406	1,333		14.98		2.98		8.70	19,956	4,398	16,235	721,388

Constancia	682	567		15.10		5.90		7.14	8,561	1,166	5,216	250,724

Other [6]	2,446	1,877		14.48		6.82		3.00	27,194	8,757	15,191	506,353

	5,584	5,018		$14.80		$5.04		$4.97	$74,255	$24,023	$50,011	$1,869,850

Palladium

Stillwater	8,817	3,668		$955		$169		$462	$3,502	$1,188	$2,882	$261,796

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$393,406

Operating results									$185,769	$57,883	$123,335	$6,224,128

Other

General and administrative										$(8,779)	$(5,464)

Finance costs										(12,877)	(8,351)

Other										(1,301)	(365)

Income tax expense										(905)	(742)

Total other										$(23,862)	$(14,922)	$361,890

										$34,021	$108,413	$6,586,018

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold and silver contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 39 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance in October 2018.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance in October 2018.

On a GEO and SEO basis, results for the Company for the three months ended September 30, 2018 were as follows:

Three Months Ended September 30, 2018

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [3]	Cash Operating Margin ($’s Per Ounce) [4]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)

Gold equivalent basis [5]	184,139	154,815	$ 1,200	$ 408	$ 792	$ 418	$ 374

Silver equivalent basis [5]	14,961	12,579	$ 14.77	$ 5.02	$ 9.75	$ 5.14	$ 4.61

1)

Ounces produced represent the quantity of gold and silver contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 39 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 40 of this MD&A.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,300 per ounce gold; $16.00 per ounce silver; and $1,350 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2019. Previously, GEOs and SEOs were calculated by referencing the average LBMA price during the period. This revised methodology of calculating GEOs and SEOs has been applied to all periods presented.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [19]

Gold Production

For the three months ended September 30, 2019, attributable gold production was 104,200 ounces relative to 106,300 ounces for the comparable period in 2018, with the 2,100 ounce decrease being primarily attributable to the following factors:

●

3,100 ounce (49%) decrease related to the Stillwater mines which was primarily due to the closing of the Stillwater PMPA in the third quarter of 2018, with the contract providing for the delivery of gold sold to an offtaker as of July 1, 2018, resulting in reported production for the third quarter of 2018 including some material processed in prior periods; and

●

2,400 ounce (36%) decrease related to gold production from the Other mines which was primarily due to the cessation of production at the Minto mine, which was placed into care and maintenance as of October 2018; partially offset by

●

1,500 ounce (42%) increase related to the gold stream relative to the Constancia mine which was primarily due to the additional 2,005 ounces of gold received by the Company as compensation for the mining of the Pampacancha deposit having been delayed beyond 2018, as more fully discussed on page 8 of this MD&A; and

●	1,200 ounce (2%) increase related to the gold stream relative to the Salobo mine, due primarily to higher throughput.

Silver Production

For the three months ended September 30, 2019, attributable silver production was 6.1 million ounces relative to 5.6 million ounces for the comparable period in 2018, with the 0.5 million ounce increase being primarily attributable to the following factors:

●

981,000 ounce (93%) increase related to the silver stream relative to the Peñasquito mine, primarily the result of a significant increase in grades, partially offset by lower tonnage, with current period throughput being negatively impacted by an illegal blockade which began September 15, 2019 (see page 9 of this MD&A for more information); partially offset by

●	292,000 ounce (12%) decrease related to silver production from the Other mines, primarily due to lower production at the Aljustrel mine; and

●	182,000 ounce (13%) decrease related to the silver stream relative to the Antamina mine, which was due to lower throughput and grades.

Palladium Production

For the three months ended September 30, 2019, attributable palladium production was 5,500 ounces relative to 8,800 ounces for the comparable period in 2018, with the 3,300 ounce decrease being attributable to the closing of the Stillwater PMPA in the third quarter of 2018, with the contract providing for the delivery of palladium sold to an offtaker as of July 1, 2018, resulting in reported production for the third quarter of 2018 including some material processed in the previous quarter.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [20]

Net Earnings

For the three months ended September 30, 2019, net earnings was $76 million relative to $34 million for the comparable period in 2018, with the $42 million increase being primarily attributable to the following factors:

Net earnings for the three months ended September 30, 2018	$34,021

Variance in gross margin

Variance in revenue due to:

Payable gold production	$(2,750)

Payable silver production	7,823

Payable palladium production	(3,602)

Changes in PBND	(1,508)

Prices realized per ounce sold	37,863

Total increase to revenue	$37,826

Variance in cost of sales due to:

Sales volume	$(96)

Sales mix differences	(1,077)

Cost per ounce	1,039

Total increase to cost of sales	$(134)

Total increase to gross margin	$37,692

Other variances

General and administrative expenses (see page 27)	(5,249)

Other income / expense (see page 27)	4,834

Finance costs (see page 28)	1,006

Income taxes (see page 28)	3,656

Total increase in net earnings	$41,939

Net earnings for the three months ended September 30, 2019	$75,960

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [21]

Nine Months Ended September 30, 2019
	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Gross Margin	Impairment Charges [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	201,517	204,939		$1,362		$404		$383	$279,196	$117,875	$-	$117,875	$203,203	$2,627,534

Sudbury [5]	27,036	19,970		1,366		400		819	27,283	2,932	-	2,932	19,043	350,101

Constancia	14,531	14,663		1,366		401		361	20,035	8,858	-	8,858	14,323	112,252

San Dimas	33,025	33,168		1,371		604		310	45,468	15,174	-	15,174	27,572	197,927

Stillwater	10,050	9,471		1,369		244		519	12,963	5,737	-	5,737	10,652	231,512

Other [6]	13,511	17,652		1,346		396		355	23,758	10,501	-	10,501	17,149	15,089

	299,670	299,863		$1,363		$420		$406	$408,703	$161,077	$-	$161,077	$291,942	$3,534,415

Silver

Peñasquito	4,328	3,309		$15.90		$4.21		$3.06	$52,603	$28,540	$-	$28,540	$38,675	$378,587

Antamina	3,747	3,500		15.73		3.17		8.73	55,066	13,431	-	13,431	44,277	679,521

Constancia	1,873	1,734		15.72		5.91		7.50	27,254	3,994	-	3,994	18,289	233,225

Other [7]	6,679	4,476		16.12		6.61		2.37	72,182	31,962	-	31,962	41,932	492,029

	16,627	13,019		$15.91		$4.98		$4.94	$207,105	$77,927	$-	$77,927	$143,173	$1,783,362

Palladium

Stillwater	15,936	15,369		$1,451		$257		$470	$22,302	$11,130	$-	$11,130	$18,353	$252,465

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$(165,912)	$(165,912)	$-	$227,510

Operating results									$638,110	$250,134	$(165,912)	$84,222	$453,468	$5,797,752

Other

General and administrative												$(42,811)	$(40,713)

Finance costs												(39,123)	(35,197)

Other												709	(2,471)

Income tax recovery												5,618	(5,334)

Total other												$(75,607)	$(83,715)	$461,107

												$8,615	$369,753	$6,258,859

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 39 of this MD&A.
4)	Please refer to page 26 of this MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)	Comprised of the operating 777 gold interest in addition to the non-operating Rosemont and Minto gold interests.
7)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel and 777 silver interests as well as the non-operating Keno Hill, Minto, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a GEO and SEO basis, results for the Company for the nine months ended September 30, 2019 were as follows:

Nine Months Ended September 30, 2019
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($’s Per Ounce)	Average Cash Cost ($’s Per Ounce) [3]	Cash Operating Margin ($’s Per Ounce) [4]	Average Depletion ($’s Per Ounce)	Gross Margin ($’s Per Ounce)

Gold equivalent basis [5]	520,857	476,059	$ 1,340	$ 409	$ 931	$ 406	$ 525

Silver equivalent basis [5]	42,320	38,680	$ 16.50	$ 5.04	$ 11.46	$ 4.99	$ 6.47

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 39 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 40 of this MD&A.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,300 per ounce gold; $16.00 per ounce silver; and $1,350 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2019. Previously, GEOs and SEOs were calculated by referencing the average LBMA price during the period. This revised methodology of calculating GEOs and SEOs has been applied to all periods presented.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [22]

Nine Months Ended September 30, 2018
	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)		Average Cash Cost ($‘s Per Ounce)[3]		Average Depletion ($‘s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	204,785	190,518		$1,281		$400		$386	$243,977	$94,197	$167,770	$2,735,159

Sudbury [4]	16,497	12,146		1,301		400		795	15,797	1,281	10,916	370,331

Constancia	10,230	8,399		1,285		400		374	10,793	4,292	7,433	118,910

San Dimas	16,368	13,509		1,218		600		556	16,457	838	8,352	212,915

Stillwater	6,376	2,075		1,205		217		526	2,500	958	2,049	238,033

Other [5]	22,558	19,708		1,285		390		410	25,326	9,544	16,391	23,728

	276,814	246,355		$1,278		$409		$418	$314,850	$111,110	$212,911	$3,699,076

Silver

San Dimas [6]	2,213	2,442		$16.62		$4.32		$1.46	$40,595	$26,470	$30,045	$-

Peñasquito	3,767	4,015		16.06		4.17		2.96	64,479	35,871	47,736	391,385

Antamina	4,104	4,168		16.19		3.23		8.70	67,463	17,750	54,245	721,388

Constancia	1,832	1,551		16.10		5.90		7.14	24,966	4,735	15,814	250,724

Other [7]	7,059	5,157		15.82		6.01		3.28	81,566	33,659	51,229	506,353

	18,975	17,333		$16.10		$4.67		$4.60	$279,069	$118,485	$199,069	$1,869,850

Palladium

Stillwater	8,817	3,668		$955		$169		462	$3,502	$1,187	$2,882	$261,796

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$393,406

Operating results									$597,421	$230,782	$414,862	$6,224,128

Other

General and administrative										$(30,507)	$(23,386)

Finance costs										(27,351)	(22,918)

Gain on disposal of San Dimas SPA										245,715	-

Other										(1,157)	1,239

Income tax recovery										2,805	(844)

Total other										$189,505	$(45,909)	$361,890

										$420,287	$368,953	$6,586,018

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of gold and silver contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 39 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests in addition to the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance in October 2018.
6)

Pursuant to the San Dimas SPA, the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. On May 10, 2018, the Company terminated the San Dimas SPA and concurrently entered into the new San Dimas PMPA.

7)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Navidad, Pascua-Lama and Rosemont silver interests. In accordance with the Pascua-Lama PMPA, all deliveries from Lagunas Norte, Pierina and Veladero ceased effective March 31, 2018. Additionally, the Minto mine was placed into care and maintenance in October 2018.

On a GEO and SEO basis, results for the Company for the nine months ended September 30, 2018 were as follows:

Nine Months Ended September 30, 2018
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [5]	519,510	463,496	$ 1,289	$ 393	$ 896	$ 398	$ 498

Silver equivalent basis [5]	42,210	37,659	$ 15.86	$ 4.84	$ 11.02	$ 4.90	$ 6.12

1)

Ounces produced represent the quantity of gold and silver contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 39 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 40 of this MD&A.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,300 per ounce gold; $16.00 per ounce silver; and $1,350 per ounce palladium, consistent with those used in estimating the Company’s production guidance for 2019. Previously, GEOs and SEOs were calculated by referencing the average LBMA price during the period. This revised methodology of calculating GEOs and SEOs has been applied to all periods presented.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [23]

Gold Production

For the nine months ended September 30, 2019, attributable gold production was 299,700 ounces, relative to 276,800 ounces for the comparable period in 2018, with the 22,900 ounce increase being primarily attributable to the following factors:

●	16,700 ounce (102%) increase related to the gold stream relative to the San Dimas mine, primarily due to the commencement of the gold stream on May 10, 2018;

●	10,500 ounce (64%) increase related to the Sudbury mines, with production during the first half of 2018 being adversely impacted by the temporary shutdown of the Coleman mine;

●

4,300 ounce (42%) increase related to the Constancia mine, primarily due to the additional 6,015 ounces of gold received by the Company as compensation for the mining of the Pampacancha deposit having been delayed beyond 2018, as more fully discussed on page 8 of this MD&A; and

●	3,700 ounce (58%) increase related to the Stillwater mines, primarily due to acquisition of the Stillwater PMPA effective July 1, 2018; partially offset by

●	9,000 ounce (40%) decrease related to gold production at the Other mines, primarily due to the Minto mine being placed into care and maintenance during Q4 2018.

Silver Production

For the nine months ended September 30, 2019, attributable silver production was 16.6 million ounces, relative to 19.0 million ounces for the comparable period in 2018, with the 2.3 million ounce decrease being primarily attributable to the following factors:

●	2,214,000 ounce (100%) decrease related to the termination of the previously owned San Dimas SPA effective May 10, 2018;

●

379,000 ounce (5%) decrease related to silver production from the Other mines, due primarily to the cessation of all deliveries effective March 31, 2018 from the Lagunas Norte, Veladero, and Pierina mines in accordance with the Pascua-Lama PMPA, partially offset by increased production at the Aljustrel mine which resumed attributable production during Q2 2018; and

●	357,000 ounce (9%) decrease related to the silver stream relative to the Antamina mine, which was primarily due to lower grades; partially offset by

●

562,000 ounce (15%) increase related to the silver stream relative to the Peñasquito mine, primarily due to higher grades, partially offset by lower throughput with current period throughput being negatively impacted by an illegal blockade which ran from April 29, 2019 to June 17, 2019 and then resumed on September 15, 2019 (see page 9 of this MD&A for more information).

Palladium Production

For the nine months ended September 30, 2019, attributable palladium production was 15,900 ounces, relative to 8,800 ounces for the comparable period in 2018, with the 7,100 ounce increase being attributable to the acquisition of the Stillwater PMPA effective July 1, 2018.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [24]

Net Earnings

For the nine months ended September 30, 2019, net earnings was $9 million relative to $420 million for the comparable period in 2018, with the $411 million decrease being primarily attributable to the following factors:

Net earnings for the nine months ended September 30, 2018	$420,287

Variance in gross margin

Variance in revenue due to:

Payable gold production	$28,971

Payable silver production	(41,054)

Payable palladium production	5,643

Changes in PBND	16,538

Prices realized per ounce sold	30,591

Total increase to revenue	$40,689

Variance in cost of sales due to:

Sales volume	$(11,667)

Sales mix differences	(14,948)

Cost per ounce	5,278

Total increase to cost of sales	$(21,337)

Total increase to gross margin	$19,352

Other variances

General and administrative expenses (see page 27)	(12,304)

Impairment charge - Voisey’s Bay cobalt stream - current period	(165,912)

Gain on disposal - San Dimas silver stream - prior period	(245,715)

Other income / expense (see page 27)	1,866

Finance costs (see page 28)	(11,772)

Income taxes (see page 28)	2,813

Total decrease in net earnings	$(411,672)

Net earnings for the nine months ended September 30, 2019	$8,615

Impairment of Mineral Stream Interests

Management considers each PMPA to be a separate cash generating unit (“CGU”), which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each PMPA is the higher of fair value less cost of disposal (“FVLCD”) and value in use (“VIU”). In determining the recoverable amounts of each of the Company’s CGU’s, the Company uses the FVLCD as this will generally be greater than or equal to the VIU.

To determine the FVLCD that could be received from each PMPA in an arm’s length transaction at the measurement date, the Company estimates a range of potential values using the net asset value (“NAV”) methodology and the net present value (“NPV”) methodology (as described below), and then selects a value within this range which is the most representative of the estimated recoverable amount of the stream.

NAV is estimated by using an appropriate discount rate to calculate the present value of the expected future cash flows associated with each mineral category. The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves. A market multiple is applied to the NAV computed in order to assess the estimated fair value. Precious metal companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, with this market multiple being generally understood to take account of a variety of additional value and risk factors such as the ability to find and produce more metal than what is currently included in the life of mine plan, the benefit of precious metal price optionality, the potential remaining mine life and adjustments for relative mine and country risk. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a precious metal interest.

NPV is estimated by using a nominal discount rate to calculate the present value of expected future cash flows.

The expected future cash flows are management’s best estimates of expected future revenues and costs. Under each valuation methodology, expected future revenues reflect an estimate of future payable production for each mine at which the Company has a PMPA based on detailed life of mine plans received from each of the mine operators. Expected future revenues also reflect management’s estimated long-term metal prices. Estimated future cash costs are generally

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [25]

fixed based on the terms of each PMPA, as disclosed in the Contractual Obligations and Contingencies section of this MD&A.

If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been an indicator of a potential impairment reversal and the resulting assessment of the PMPA’s recoverable amount exceeds its carrying value. If this is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.

Based on the Company’s analysis, the following PMPA was determined to be impaired:

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2019	2018	2019	2018
Cobalt interests

Voisey’s Bay	$-	$-	$165,912	$-

Total impairment charges	$-	$-	$165,912	$-

Voisey’s Bay - Indicator of Impairment at June 30, 2019

On June 11, 2018, the Company entered into an agreement (the “Voisey’s Bay PMPA”) to acquire from Vale an amount of cobalt equal to 42.4% of the cobalt production from its Voisey’s Bay mine, located in Canada, until the delivery of 31 million pounds of cobalt and 21.2% of cobalt production thereafter for the life of mine for a total upfront cash payment of $390 million. Concurrently, Vale also entered into a streaming agreement with Cobalt 27 Capital Corp. (“Cobalt 27”) on the Voisey’s Bay mine with similar terms and conditions to the Voisey’s Bay PMPA.

On June 18, 2019, Cobalt 27 announced that it had entered into an agreement with Pala Investments Limited (“Pala”) whereby Pala would acquire 100% of Cobalt 27’s issued and outstanding common shares. The estimated implied price paid by Pala for Cobalt 27’s streaming agreement on the Voisey’s Bay mine was significantly lower than the original upfront cash payment paid by Cobalt 27 to Vale at the time their agreement was entered into. The implied purchase price paid by Pala to acquire Cobalt 27’s Voisey’s Bay stream was determined to be an indicator of impairment relative to the Company’s Voisey’s Bay PMPA.

The Voisey’s Bay PMPA had a carrying value at June 30, 2019 of $393 million. Management estimated that the recoverable amount at June 30, 2019 under the Voisey’s Bay PMPA was $227 million, representing its FVLCD and resulting in an impairment charge of $166 million. The recoverable amount related to the Voisey’s Bay PMPA was estimated using an average discount rate of 7% and the market price of cobalt of $14.83 per pound. As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable pounds of cobalt and operating performance, it is classified within Level 3 of the fair value hierarchy.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [26]

General and Administrative

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2019	2018	2019	2018

Salaries and benefits

Salaries and benefits, excluding PSUs	$3,096	$3,275	$10,764	$10,324

PSUs	4,803	(85)	14,344	3,414

Total salaries and benefits	$7,899	$3,190	$25,108	$13,738

Depreciation	449	289	1,409	763

Donations	1,264	672	2,072	1,811

Professional fees	569	693	1,902	2,569

Other	2,400	2,533	8,061	7,581

General and administrative before equity settled stock based compensation	$12,581	$7,377	$38,552	$26,462

Equity settled stock based compensation (a non-cash expense)	1,447	1,402	4,259	4,045

Total general and administrative	$14,028	$8,779	$42,811	$30,507

For the three and nine months ended September 30, 2019, general and administrative expenses increased by $5 million and $12 million, respectively, relative to the comparable periods in the previous year, with the increase being primarily the result of differences in accrued costs associated with the Company’s performance share units (“PSUs”).

Other (Income) Expense

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2019	2018	2019	2018
Interest income	$(186)	$(90)	$(686)	$(552)

Dividend income	(19)	(20)	(59)	(59)

Guarantee fees - Primero Revolving Credit Facility	-	-	-	(858)

Fees for contract amendments and reconciliations	-	-	-	(248)

Share of losses of associate	49	172	111	373

Impairment loss - investment in associate	-	-	1,649	-

Foreign exchange (gain) loss	(49)	300	771	156

(Gain) loss on fair value adjustment of share purchase warrants held	(2)	12	5	123

(Gain) loss on fair value adjustment of Kutcho Convertible Note	(386)	927	677	2,217

Gain on disposal of mineral royalty interest	(2,929)	-	(2,929)	-

Other	(11)	-	(248)	5

Total other (income) expense	$(3,533)	$1,301	$(709)	$1,157

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [27]

Finance Costs

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2019	2018	2019	2018

Average principal outstanding during period	$1,078,533	$1,309,933	$1,156,572	$894,989

Average effective interest rate during period	4.02%	3.61%	4.19%	3.43%

Total interest costs incurred during period	$10,840	$11,806	$36,350	$23,055

Costs related to undrawn credit facilities	986	654	2,696	3,072

Interest expense - lease liabilities	45	-	123	-

Letter of guarantee	-	417	(46)	1,224

Total finance costs	$11,871	$12,877	$39,123	$27,351

Income Tax Expense (Recovery)

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2019	2018	2019	2018

Current income tax expense	$20	$24	$124	$75

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	1,360	575	$5,645	$2,465

Write down (reversal of write down) or recognition of prior period temporary differences	(4,131)	306	(11,387)	(5,345)

Total deferred income tax expense (recovery)	$(2,771)	$881	$(5,742)	$(2,880)

Income tax expense (recovery) recognized in net earnings	$(2,751)	$905	$(5,618)	$(2,805)

In June 2019, the Company received Notices of Reassessment for the 2005 to 2017 taxation years (the “International Reassessments”) relating to the settlement reached with the Canada Revenue Agency (“CRA”) on December 13, 2018 (the “CRA Settlement”). These reassessments resulted in total tax of approximately $4.3 million (Cdn$5.6 million) and interest and other penalties of approximately $4.4 million (Cdn$5.7 million), consistent with the amounts accrued in the Company’s results for the year ended December 31, 2018. The Company believes the interest should be lower by approximately $1.4 million (Cdn$1.9 million) and has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the CRA’s computation of interest.

The 2012 to 2015 taxation years remain under audit for international transactions and the 2016 to 2018 taxation years remain open to audit. The transfer pricing principles in the CRA Settlement apply to all of those taxation years and on a go forward basis, subject to there being no material change in facts or change in law or jurisprudence.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [28]

Liquidity and Capital Resources1

As at September 30, 2019, the Company had cash and cash equivalents of $152 million (December 31, 2018 - $76 million) and debt outstanding under its $2 billion revolving term loan (the “Revolving Facility”) of $1,014 million (December 31, 2018 - $1,264 million), resulting in a net debt position of $862 million (December 31, 2018 - $1,188 million).

A summary of the Company’s cash flow activity is as follows:

Three Months Ended September 30, 2019

Cash Flows From Operating Activities

During the three months ended September 30, 2019, the Company generated operating cash flows of $142 million compared with $108 million during the comparable period of 2018, with the increase being attributable to the following:

Operating cash flow for the three months ended September 30, 2018	$108,413

Variance attributable to revenue (see page 21):	$37,826

Increase in AR¹ relative to sales	(3,373)

Total increase to cash inflows attributable to sales	$34,453

Variance attributable to cost of sales, excluding depletion:

Sales volume	$176

Sales mix differences	469

Cost per ounce	(2,068)

Increase in AP¹ relative to cost of sales	4,136

Total decrease to cash outflows attributable to cost of sales	$2,713

Total increase to cash inflows attributable to gross margin	$37,166

Other variances:

General and administrative	(1,359)

Finance costs	(771)

Income taxes	(1,009)

Other	(140)

Total increase to cash inflows	$33,887

Operating cash flow for the three months ended September 30, 2019	$142,300

1)	AR = accounts receivable; AP = accounts payable.

Cash Flows From Financing Activities

During the three months ended September 30, 2019, the Company had net cash outflows from financing activities of $102 million, which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $82 million and dividend payments totaling $33 million, partially offset by proceeds relative to the exercise of stock options in the amount of $13 million. During the three months ended September 30, 2018, the Company had net cash inflows from financing activities of $390 million which was primarily the result of an advance in the amount of $452 million taken under the Company’s Revolving Facility which was used to partially fund the Stillwater gold and palladium stream, with this cash inflow being partially offset by repayments under the Company’s Revolving Facility in the amount of $28 million and dividend payments totaling $34 million.

Cash Flows From Investing Activities

During the three months ended September 30, 2019, the Company had net cash inflows from investing activities of $24 million, which was primarily the result of $16 million received relating to proceeds on disposal of long-term equity investments (see page 12 of this MD&A) and $9 million received from the partial disposition of the Metates mineral royal interest (see page 10 of this MD&A). During the three months ended September 30, 2018, the Company had net cash outflows from investing activities of $472 million, which was primarily the result of (i) a payment to Sibanye-Stillwater in the amount of $500 million in connection with the Stillwater gold and palladium stream; (ii) a $5 million investment in Adventus through a private placement transaction; (iii) a $4 million payment to Kutcho in connection with the Kutcho Early Deposit Agreement; (iv) a $1 million payment to Panoro in connection with the Cotabambas Early Deposit Agreement; and (v) payments totaling $6 million related to closing costs relative to the various streaming transactions concluded during 2018, with these cash outflows being partially offset by the proceeds of disposition relative to the Company’s investment in Arizona Mining in the amount of $48 million (see page 12 of this MD&A).

[1]

Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [29]

Nine Months Ended September 30, 2019

Cash Flows From Operating Activities

During the nine months ended September 30, 2019, the Company generated operating cash flows of $370 million compared with $369 million during the comparable period of 2018, with the increase being attributable to the following:

Operating cash flow for the nine months ended September 30, 2018	$368,953

Variance attributable to revenue (see page 25):	$40,690

Increase in AR¹ relative to sales	(2,755)

Total increase to cash inflows attributable to sales	$37,935

Variance attributable to cost of sales, excluding depletion:

Sales volume	$(3,707)

Sales mix differences	(4,236)

Cost per ounce	(4,655)

Increase in AP¹ relative to cost of sales	13,269

Total decrease to cash outflows attributable to cost of sales	$671

Total increase to cash inflows attributable to gross margin	$38,606

Other variances:

General and administrative	(17,327)

Finance costs	(12,279)

Income taxes	(4,490)

Other	(3,710)

Total increase to cash inflows	$800

Operating cash flow for the nine months ended September 30, 2019	$369,753

1)	AR = accounts receivable; AP = accounts payable.

General and Administrative Variance

The increase to cash outflows relative to general and administrative expenses during the nine-month period was primarily a result of the payment of previously accrued professional fee invoices associated with the settlement of the CRA dispute in the amount of $5 million and the payment relative to the Company’s performance share units (“PSUs”) in the amount of $9 million. During 2018, the PSUs which matured did not result in any payment being owed.

Finance Costs Variance

As more fully detailed on page 28 of this MD&A, the increase to cash outflows relative to finance costs during the nine-month period was due to a combination of higher market rates of interest coupled with a higher average outstanding principal balance resulting from advances during 2018 in the amount of $373 million and $452 million taken under the Company’s Revolving Facility which were used to partially fund the Voisey’s Bay cobalt stream and the Stillwater gold and palladium stream, respectively. The Company uses excess cash to pay down the Revolving Facility, and during the nine-month period ended September 30, 2019, the Company has repaid $251 million under the Revolving Facility.

Income Taxes Variance

As more fully detailed on page 28 of this MD&A, the increase to cash outflows relative to income taxes was primarily the result of payments relative to the CRA Settlement.

Cash Flows From Financing Activities

During the nine months ended September 30, 2019, the Company had net cash outflows from financing activities of $315 million, which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $251 million and dividend payments totaling $96 million, partially offset by proceeds relative to the exercise of stock options in the amount of $33 million. During the nine months ended September 30, 2018, the Company had net cash inflows from financing activities of $512 million, which was primarily the result of advances taken under the Company’s Revolving Facility during 2018 totaling $825 million, as described above, partially offset by repayments under the Company’s Revolving Facility in the amount of $214 million and dividend payments totaling $98 million.

Cash Flows From Investing Activities

During the nine months ended September 30, 2019, the Company had net cash inflows from investing activities of $21 million, which was primarily the result of $16 million received relating to proceeds on disposal of long-term equity investments (see page 12 of this MD&A) and $9 million received from the sale of the Metates mineral royal interest (see page 10 of this MD&A). These cash inflows were partially offset by a $2 million payment to Panoro in connection with the Cotabambas Early Deposit Agreement. During the nine months ended September 30, 2018, the Company had net cash outflows from investing activities of $860 million, which was primarily the result of (i) a payment to Sibanye-Stillwater in the amount of $500 million in connection with the Stillwater gold and palladium stream; (ii) a payment to Vale in the amount of $390 million in connection with the Voisey’s Bay cobalt stream; (iii) a $220 million payment to First Majestic in connection with the San Dimas PMPA; (iv) payments totaling $7 million to Kutcho in

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [30]

connection with the Kutcho Early Deposit Agreement; (v) payments totaling $2 million to Panoro in connection with the Cotabambas Early Deposit Agreement; and (vi) payments totaling $7 million related to closing costs relative to the various streaming transactions concluded during 2018, with these cash outflows being partially offset by a $220 million payment received from First Majestic as partial consideration for the termination of the San Dimas SPA, a $10 million payment received from Goldcorp Inc. (“Goldcorp”) as consideration for the termination of the guarantee provided by Goldcorp with respect to the delivery by Primero Mining Corp. of all silver produced and owing to the Company under the San Dimas SPA until 2029 and proceeds of disposition relative to the Company’s investment in Arizona Mining in the amount of $48 million (see page 12 of this MD&A).

Conclusion

In the opinion of management, the $152 million of cash and cash equivalents as at September 30, 2019, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments, as detailed on pages 32 and 33 of this MD&A, in addition to known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [31]

Contractual Obligations and Contingencies1

Mineral Stream Interests

The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver and palladium and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased								Per Unit of Measurement Cash Payment [1,2]								Term of Agreement	Date of Original Contract
	Gold		Silver		Palladium		Cobalt		Gold		Silver		Palladium		Cobalt
Peñasquito	0%		25%		0%		0%		n/a		$4.21		n/a		n/a		Life of Mine	24-Jul-07
Constancia	50%	[3]	100%		0%		0%		$404	[4]	$5.96	[4]	n/a		n/a		Life of Mine	8-Aug-12
Salobo	75%		0%		0%		0%		$404		n/a		n/a		n/a		Life of Mine	28-Feb-13
Sudbury	70%		0%		0%		0%		$400		n/a		n/a		n/a		20 years	28-Feb-13
Antamina	0%		33.75%		0%		0%		n/a		variable	[5]	n/a		n/a		Life of Mine	3-Nov-15
San Dimas	variable	[6]	0%	[6]	0%		0%		$600		n/a		n/a		n/a		Life of Mine	10-May-18
Stillwater	100%		0%		4.5%	[7]	0%		variable	[8]	n/a		variable	[8]	n/a		Life of Mine	16-Jul-18
Voisey’s Bay	0%		0%		0%		42.4%	[9]	n/a		n/a		n/a		variable	[10]	Life of Mine	11-Jun-18
Other
Los Filos	0%		100%		0%		0%		n/a		$4.43		n/a		n/a		25 years	15-Oct-04
Zinkgruvan	0%		100%		0%		0%		n/a		$4.39		n/a		n/a		Life of Mine	8-Dec-04
Yauliyacu	0%		100%	[11]	0%		0%		n/a		$8.89	¹²	n/a		n/a		Life of Mine	23-Mar-06
Stratoni	0%		100%		0%		0%		n/a		$9.33	¹³	n/a		n/a		Life of Mine	23-Apr-07
Neves-Corvo	0%		100%		0%		0%		n/a		$4.30		n/a		n/a		50 years	5-Jun-07
Aljustrel	0%		100%	[14]	0%		0%		n/a		variable	[15]	n/a		n/a		50 years	5-Jun-07
Minto	100%	[16]	100%	[16]	0%		0%		$325	[17]	$4.22		n/a		n/a		Life of Mine	20-Nov-08
Keno Hill	0%		25%		0%		0%		n/a		variable	[18]	n/a		n/a		Life of Mine	2-Oct-08
Pascua-Lama	0%		25%		0%		0%		n/a		$3.90		n/a		n/a		Life of Mine	8-Sep-09
Rosemont	100%		100%		0%		0%		$450		$3.90		n/a		n/a		Life of Mine	10-Feb-10
Loma de La Plata	0%		12.5%		0%		0%		n/a		$4.00		n/a		n/a		Life of Mine	n/a	[19]
777	50%		100%		0%		0%		$420	[4]	$6.20	[4]	n/a		n/a		Life of Mine	8-Aug-12
Early Deposit
Toroparu	10%		50%		0%		0%		$400		$3.90		n/a		n/a		Life of Mine	11-Nov-13
Cotabambas	25%	[20]	100%	[20]	0%		0%		$450		$5.90		n/a		n/a		Life of Mine	21-Mar-16
Kutcho	100%	[21]	100%	[21]	0%		0%		variable	[22]	variable	[22]	n/a		n/a		Life of Mine	12-Dec-17

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)

All amounts are measured on a per ounce basis with the exception of cobalt which is measured on a per pound basis. Should the prevailing market price for the applicable metal be lower than this amount, the per ounce or per pound cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.35 per ounce, subject to an annual inflationary factor.

3)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
4)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
5)	The Company is committed to pay Glencore 20% of the spot price of silver for each ounce of silver delivered under the Antamina PMPA.
6)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

7)

The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

8)

The Company is committed to pay Sibanye 18% of the spot price of gold and palladium for each ounce of gold and palladium delivered under the Stillwater mines PMPA until the market value of gold and palladium delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

9)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production to be purchased will be reduced to 21.2%.
10)

The Company is committed to pay Vale 18% of the spot price of cobalt per pound of cobalt delivered under the agreement until the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

11)	Wheaton is committed to purchase from Glencore a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
12)

Should the market price of silver exceed $20 per ounce, in addition to the $8.89 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.89 per ounce of silver delivered.

13)

In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Wheaton and Eldorado Gold agreed to modify the Stratoni PMPA. The primary modification is to increase the production price per ounce of silver delivered to Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Wheaton’s defined area of interest (“Expansion Drilling”); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated. The figures in the above table reflect the fact that Eldorado completed 20,000 meters of Expansion Drilling in June 2019.

14)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
15)	In respect of the Aljustrel PMPA, the Company is committed to pay Almina 50% of the amount received under the respective concentrate sales contracts.
16)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. The Minto mine was placed into care and maintenance in October 2018.
17)

The Company has amended the Minto PMPA such that the per ounce cash payment per ounce of gold delivered will be 75% of the spot price of gold for each ounce of gold delivered under the Minto PMPA. This amended pricing will end on the earlier of (i) 14 months after the first delivery is due; or (ii) once 11,000 ounces of gold have been delivered to the Company. Once this amended pricing ends, the per ounce cash payment per ounce of gold delivered will be $325, subject to an increase in periods where the market price of copper is lower than $2.50 per pound.

18)	The production payment related to the Keno Hill silver interest is a function of the silver head grade and silver spot price in the month in which the silver is produced.
19)	Terms of the agreement not yet finalized.
20)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

21)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.
22)	The Company is committed to pay Kutcho 20% of the spot price of gold and silver for each ounce of gold and silver delivered under the Kutcho Early Deposit Agreement.

[1]

Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [32]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2019	2020 - 2022	2023 - 2024	After 2024	Sub-Total	Other Commitments	Total

Bank debt [1]	$-	$-	$1,013,500	$-	$1,013,500	$-	$1,013,500

Interest [2]	9,521	75,085	29,692	-	114,298	-	114,298

Payments for mineral stream interest [3]

Rosemont [4]	-	-	-	-	-	231,150	231,150

Loma de La Plata	-	-	-	-	-	32,400	32,400

Payments for early deposit mineral stream interest

Toroparu	-	-	-	-	-	138,000	138,000

Cotabambas	-	4,500	1,000	-	5,500	126,000	131,500

Kutcho	-	-	-	-	-	58,000	58,000

Operating leases	201	1,744	1,108	231	3,284	-	3,284

Total contractual obligations	$9,722	$81,329	$1,045,300	$231	$1,136,582	$585,550	$1,722,132

1)	At September 30, 2019, the Company had $1 billion drawn and outstanding on the Revolving Facility.
2)

As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at September 30, 2019 does not change until the debt maturity date.

3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section on the following page).
4)	Includes contingent transaction costs of $1 million.

Rosemont

Effective February 8, 2019, the Company amended the Rosemont PMPA. In connection with the amended Rosemont PMPA, the Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Rosemont project and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Rosemont project exceed $98 million. Under the amendment, the Company is now permitted to elect to pay the deposit in cash or the delivery of common shares and Hudbay has provided a corporate guarantee. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines. Please see page 9 of the MD&A for more information.

Loma de La Plata

In connection with the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction.

Toroparu

In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Sandspring an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2019 if the feasibility documentation has not been delivered to Wheaton by such date, Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton elects to terminate, Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton elects to reduce the streams, Sandspring may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million which is non-refundable. Sandspring has filed a Preliminary Economic Assessment defining the re-scoping of the Toroparu project, including a revised operating plan. Please see the section entitled Toroparu - Development Update on page 10 of this MD&A for more information.

Cotabambas

In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $9 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $5 million to Panoro, spread over up to five years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [33]

repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company.

Kutcho

In connection with the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Salobo

The Salobo mine currently has a mill throughput capacity of 24 Mtpa. In October 2018, Vale’s Board of Directors approved the investment in the Salobo Expansion, which is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022 with a ramp-up of 15 months, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up.

If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021. Based on Vale’s disclosure relating to the size and timing of the Salobo Expansion, the Company estimates that an expansion payment of between $550 million to $650 million would be payable. Given Vale’s proposed schedule, this payment would likely become payable in 2023 though the actual amount and timing of the expansion payment may significantly differ from this estimate.

Taxes - Canada Revenue Agency – 2013-2015 Taxation Years - Domestic Reassessments 1

On July 24, 2018, the Company received a Notice of Reassessment for the 2013 taxation year (the “2013 Domestic Reassessment”) in which the CRA is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs in respect of Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine. On June 12, 2019, the Company received Notices of Reassessment for the 2014 and 2015 taxation years (together with the 2013 Domestic Reassessment, the “Domestic Reassessments”) in which the CRA applied the methodology in the 2013 Domestic Reassessment to the 2014 and 2015 taxation years. In total, the Domestic Reassessments resulted in tax, interest and other penalties of approximately $7 million for the 2013 through 2015 taxation years.

The Company’s position, as reflected in its Canadian income tax returns and consistent with the terms of the PMPAs, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter. Management believes the Company’s position is correct and that it has filed its tax returns and paid applicable taxes in compliance with Canadian tax law. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order challenge the Domestic Reassessments.

If CRA were to apply the methodology in the Domestic Reassessments to the 2016 to 2018 taxation years, the Company estimates that losses would arise in the 2016 to 2018 taxation years that could be carried back to reduce tax and interest relating to the Domestic Reassessments by approximately $5 million such that the total tax, interest and other penalties relating to the Domestic Reassessments for the years 2013 through 2015 would be approximately $2 million. The 2016 to 2018 taxation years remain open to a domestic audit.

U.S. Shareholder Class Action

During July 2015, after the Company disclosed that the CRA was proposing that they would issue notices of reassessment for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years (the “Reassessments”), two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the proposal (the “Complaints”).

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President &

[1]

The assessment by management of the expected impact of the Domestic Reassessments on the Company is “forward-looking information”. Statements in respect of the impact of the Domestic Reassessments are based on the expectation that the Company will be successful in challenging the Domestic Reassessments. Statements in respect of the Domestic Reassessments and estimates of any future taxes that the CRA may assert are payable are subject to known and unknown risks including that the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [34]

Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Defendants”) and a lead plaintiff (the “Plaintiff”) was selected. The Plaintiff filed a consolidated amended complaint in December 2015, which focuses on the Reassessments and asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”).

At a hearing on June 6, 2016, the Court denied the Defendants’ motion to dismiss. A denial of such a motion is not a ruling on the merits of the claims in the lawsuit. Certification of the class was granted by the Court on May 11, 2017, and the Court certified a class of persons who purchased or otherwise acquired the Company’s securities in the United States between March 30, 2011 to July 6, 2015.

On March 27, 2018, the court granted Plaintiff’s motion for leave to file a Second Amended Complaint, which alleges that Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company’s business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Exchange Act, and adds a claim under Section 10(b) against our auditors. Defendants filed motions to dismiss the Second Amended Complaint, however on March 29, 2019 the court issued a ruling denying the motions filed by us and our auditors. No trial date is currently set for this matter.

The Company believes the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

Canadian Shareholder Class Action

By Notice of Action dated August 10, 2016 (as amended September 2, 2016), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The statement of claim filed alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario), common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The statement of claim purports to be brought on behalf of persons who (i) acquired Wheaton common shares in Wheaton’s March 2015 public offering, and (ii) acquired Wheaton common shares in the secondary market, other than in the United States, during an alleged class period of August 14, 2013 to July 6, 2015 inclusive.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with outstanding litigation.

Other

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and the matters disclosed in the Income Tax Expense (Recovery) section on page 28 of this MD&A. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Share Capital

During the three months ended September 30, 2019, the Company received cash proceeds of $13 million from the exercise of 668,730 share purchase options at a weighted average exercise price of Cdn$25.17 per option (nine months - $33 million from the exercise of 1,704,520 share purchase options at a weighted average exercise price of Cdn$25.93). During the nine months ended September 30, 2018, the Company received cash proceeds of $1 million from the exercise of 46,800 share purchase options at a weighted average exercise price of $24.28 per option, with all exercises taking place during the three months ended June 30, 2018.

During the three months ended September 30, 2019, the Company released 2,755 RSUs (nine months - 133,670 RSUs). During the three months ended September 30, 2018, the Company released 2,585 RSUs (nine months – 72,945 RSUs).

As of November 14, 2019, there were 447,207,809 outstanding common shares, 2,720,490 share purchase options, 366,313 restricted share units and 10,000,000 share purchase warrants.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [35]

Financial Instruments

The Company owns equity interests in several companies as long-term investments (see page 10 of this MD&A) in addition to the Kutcho Convertible Note (see page 13 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations. No forward contracts were outstanding at September 30, 2019.

New Accounting Standards Effective in 2019

IFRS 16 – Leases:

General Impact of Application of IFRS 16 - Leases

On January 1, 2019, the Company adopted IFRS 16 – Leases, which supersedes IAS 17 – Leases (“IAS 17”). IFRS 16 removes the distinction between operating leases and finance leases and instead has all leases accounted for as a finance lease which requires the recognition of a right-of-use asset and a lease liability on the Consolidated Balance Sheet at the lease commencement for all leases. Additionally, IFRS 16 requires the Company to recognize depreciation expense relative to the right-of use assets and interest expense relative to the lease liability in the Consolidated Statement of Earnings.

The Company determined that it had two leases which are subject to the provisions of IFRS 16, specifically related to its offices in Vancouver, Canada and the Cayman Islands. As a result, at January 1, 2019, the Company recognized an additional $5 million of right-of-use assets on its balance sheet with an offsetting $5 million of lease liabilities.

The Company has applied the new standard prospectively with no restatement of the prior periods.

A reconciliation of the lease commitment relative to these two leases as reported on the financial statements for the year ended December 31, 2018 and the lease liability which has been reflected on the balance sheet effective January 1, 2019 is as follows:

(in thousands)

Lease commitment as disclosed at December 31, 2018

Not later than 1 year	$789

Later than 1 year and not later than 5 years	2,772

Later than 5 years	224

Total lease commitment as disclosed at December 31, 2018	$3,785

Extension option reasonably certain to be exercised [1]	1,530

Less: Discounting using the incremental borrowing rate [2]	(636)

Lease liability as at January 1, 2019	$4,679

Lease liability is comprised of:

Current portion	$679

Long-term portion	4,000

Lease liability as at January 1, 2019	$4,679

1)

The Company’s office lease in the Cayman Islands contains two optional extension periods. Upon applying IFRS 16, the Company concluded it was reasonably certain to exercise the first extension period. The second extension period, which covers a term of 5 years, was not included in the calculation of the lease liability.

2)	The future cash outflows were discounted using the Company’s estimated incremental borrowing rate ranging from 3.9764% to 4.3340%.

Accounting Policy – The Company as a Lessee

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to use an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [36]

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company re-measures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is re-measured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses, if any.

IFRIC 23 – Uncertainty over Income Tax Treatments:

On January 1, 2019, the Company adopted IFRIC 23 – Uncertainty over Income Tax Treatments. IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The adoption of this guidance did not have a material impact on the Company’s Consolidated Statement of Earnings.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [37]

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis; and (iv) cash operating margin.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges, non-cash fair value (gains) losses, non-cash share of losses of associates and other one-time (income) expenses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands, except for per share amounts)	2019	2018	2019	2018

Net earnings	$75,960	$34,021	$8,615	$420,287

Add back (deduct):

Impairment loss	-	-	167,561	-

Gain on disposal of San Dimas SPA	-	-	-	(245,715)

Share in losses of associate	49	172	111	373

(Gain) loss on fair value adjustment of share purchase warrants held	(2)	12	5	123

(Gain) loss on fair value adjustment of Kutcho Convertible Note	(386)	927	677	2,217

Gain on disposal of mineral royalty interest	(2,929)	-	(2,929)	-

Fees for contract amendments and reconciliations	-	-	-	(248)

Adjusted net earnings	$72,692	$35,132	$174,040	$177,037

Divided by:

Basic weighted average number of shares outstanding	446,802	443,634	445,598	443,188

Diluted weighted average number of shares outstanding	447,849	444,120	446,467	443,727

Equals:

Adjusted earnings per share - basic	$0.16	$0.08	$0.39	$0.40

Adjusted earnings per share - diluted	$0.16	$0.08	$0.39	$0.40

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [38]

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands, except for per share amounts)	2019	2018	2019	2018

Cash generated by operating activities	$142,300	$108,413	$369,753	$368,953

Divided by:

Basic weighted average number of shares outstanding	446,802	443,634	445,598	443,188

Diluted weighted average number of shares outstanding	447,849	444,120	446,467	443,727

Equals:

Operating cash flow per share - basic	$0.32	$0.24	$0.83	$0.83

Operating cash flow per share - diluted	$0.32	$0.24	$0.83	$0.83

iii.

Average cash cost of gold, silver and palladium on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis.

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2019	2018	2019	2018

Cost of sales	$128,020	$127,886	$387,976	$366,639
Less: depletion	(63,396)	(64,684)	(193,180)	(184,444)

Cash cost of sales	$64,624	$63,202	$194,796	$182,195

Cash cost of sales is comprised of:
Total cash cost of gold sold	$40,154	$37,287	$125,990	$100,674
Total cash cost of silver sold	23,142	25,295	64,857	80,901
Total cash cost of palladium sold	1,328	620	3,949	620

Total cash cost of sales	$64,624	$63,202	$194,796	$182,195

Divided by:
Total gold ounces sold	94,766	89,242	299,863	246,355
Total silver ounces sold	4,484	5,018	13,019	17,333
Total palladium ounces sold	4,907	3,668	15,369	3,668

Equals:
Average cash cost of gold (per ounce)	$424	$418	$420	$409
Average cash cost of silver (per ounce)	$5.16	$5.04	$4.98	$4.67
Average cash cost of palladium (per ounce)	$271	$169	$257	$169

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [39]

iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis from the average realized selling price of gold, silver and palladium on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2019	2018	2019	2018
Total sales:

Gold	$139,433	$108,012	$408,703	$314,850

Silver	$76,631	$74,255	$207,105	$279,069

Palladium	$7,531	$3,502	$22,302	$3,502

Divided by:

Total gold ounces sold	94,766	89,242	299,863	246,355

Total silver ounces sold	4,484	5,018	13,019	17,333

Total palladium ounces sold	4,907	3,668	15,369	3,668
Equals:

Average realized price of gold (per ounce)	$1,471	$1,210	$1,363	$1,278

Average realized price of silver (per ounce)	$17.09	$14.80	$15.91	$16.10

Average realized price of palladium (per ounce)	$1,535	$955	$1,451	$955

Less:

Average cash cost of gold [1] (per ounce)	$(424)	$(418)	$(420)	$(409)

Average cash cost of silver [1] (per ounce)	$(5.16)	$(5.04)	$(4.98)	$(4.67)

Average cash cost of palladium [1] (per ounce)	$(271)	$(169)	$(257)	$(169)
Equals:

Cash operating margin per gold ounce sold	$1,047	$792	$943	$869

As a percentage of realized price of gold	71%	65%	69%	68%

Cash operating margin per silver ounce sold	$11.93	$9.76	$10.93	$11.43

As a percentage of realized price of silver	70%	66%	69%	71%

Cash operating margin per palladium ounce sold	$1,264	$786	$1,194	$786

As a percentage of realized price of palladium	82%	82%	82%	82%

1)	Refer to discussion on non-IFRS measure (iii) on page 39 of this MD&A.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [40]

Subsequent Events

Declaration of Dividend

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.09 per common share for the duration of 2019. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On November 14, 2019, the Board of Directors declared a dividend in the amount of $0.09 per common share, with this dividend being payable to shareholders of record on December 4, 2019 and is expected to be distributed on or about December 16, 2019. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

Controls and Procedures

Disclosure Controls and Procedures

Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of September 30, 2019. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Wheaton’s disclosure controls and procedures were effective at the reasonable assurance level as of September 30, 2019.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

●

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no changes in the Company’s internal control over financial reporting during the three months ended September 30, 2019 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of September 30, 2019.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [41]

Attributable Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2018, unless otherwise noted.

Attributable Proven and Probable Reserves (1,2,3,8,25)

As of December 31, 2018 unless otherwise noted (6)

	Proven			Probable			Proven & Probable
	Tonnage Mt	Grade g/t	Contained Moz	Tonnage Mt	Grade g/t	Contained Moz	Tonnage Mt	Grade g/t	Contained Moz	Process Recovery % (7)
Gold
Salobo (75%) (10)	464.4	0.34	5.10	403.3	0.29	3.76	867.7	0.32	8.86	68%
Sudbury (70%) (11)	14.5	0.51	0.24	21.8	0.45	0.32	36.3	0.48	0.56	77%
Constancia (50%)	227.1	0.06	0.43	39.8	0.06	0.08	266.9	0.06	0.51	61%
Stillwater (12,13)	6.3	0.47	0.09	40.1	0.47	0.61	46.4	0.47	0.70	69%
San Dimas (25%) (14)	0.4	4.09	0.05	0.9	3.34	0.10	1.4	3.56	0.16	95%
777 (50%)	1.1	1.77	0.06	0.7	2.03	0.05	1.8	1.87	0.11	59%
Minto	0.4	0.25	0.003	2.0	0.67	0.04	2.4	0.60	0.05	77%
Toroparu (10%) (15,16)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.00	0.41	89%
Kutcho (16,17)	-	-	-	10.4	0.37	0.12	10.4	0.37	0.12	41%
Metates Royalty (18)	1.4	0.70	0.03	4.1	0.45	0.06	5.5	0.52	0.09	91%

Total Gold			6.11			5.45			11.56
Silver
Peñasquito (25%) (10)	94.1	34.6	104.6	36.0	23.6	27.3	130.1	31.5	131.9	85%
Antamina (33.75%) (10,11,19)
Copper	52.0	7.0	11.7	42.5	8.0	10.9	94.5	7.4	22.6	71%
Copper-Zinc	27.3	17.0	14.9	43.5	13.0	18.2	70.9	14.5	33.1	71%
Constancia	454.2	3.0	43.6	79.5	3.3	8.5	533.7	3.0	52.1	70%
Neves-Corvo
Copper	5.7	39.0	7.2	24.6	34.0	26.9	30.3	34.9	34.1	24%
Zinc	5.1	78.0	12.7	25.3	63.0	51.2	30.4	65.5	64.0	30%
Zinkgruvan
Zinc	5.1	78.0	12.7	5.3	89.0	15.0	10.3	83.6	27.7	83%
Copper	2.9	32.0	3.0	0.3	33.0	0.3	3.2	32.1	3.3	70%
Yauliyacu (20)	2.5	86.6	6.8	6.1	108.9	21.5	8.6	102.5	28.3	83%
San Dimas (25%) (14)	0.4	323.5	4.2	0.9	303.2	9.2	1.4	309.3	13.5	94%
Los Filos	26.2	3.5	3.0	78.1	10.2	25.5	104.2	8.5	28.5	10%
Stratoni	-	-	-	0.6	161.0	3.0	0.6	161.0	3.0	80%
777	2.2	26.4	1.8	1.4	21.6	1.0	3.6	24.6	2.8	48%
Minto	0.4	3.4	0.05	2.0	6.0	0.4	2.4	5.6	0.4	78%
Keno Hill (25%)
Underground	-	-	-	0.3	804.5	7.6	0.3	804.5	7.6	96%
Rosemont (21)	408.6	5.0	66.2	108.0	3.0	10.4	516.6	4.6	76.7	76%
Kutcho (16,17)	-	-	-	10.4	34.6	11.6	10.4	34.6	11.6	46%
Metates Royalty (18)	1.4	17.2	0.8	4.1	13.1	1.7	5.5	14.2	2.5	66%

Total Silver			293.4			250.3			543.7
Palladium
Stillwater (4.5%) (12,13)	0.2	13.4	0.09	1.3	13.4	0.58	1.5	13.4	0.66	92%

Total Palladium			0.09			0.58			0.66
Cobalt
Voisey’s Bay (42.4%) (22)	4.8	0.14	14.5	6.6	0.13	18.1	11.3	0.13	32.6	84%

Total Cobalt			14.5			18.1			32.6

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [42]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,25)

As of December 31, 2018 unless otherwise noted (6)

	Measured			Indicated			Measured & Indicated
	Tonnage Mt	Grade g/t	Contained Moz	Tonnage Mt	Grade g/t	Contained Moz	Tonnage Mt	Grade g/t	Contained Moz
Gold
Salobo (75%) (10)	24.6	0.43	0.34	129.2	0.31	1.29	153.8	0.33	1.63
Sudbury (70%) (11)	1.1	0.70	0.02	10.1	0.38	0.12	11.2	0.41	0.15
Constancia (50%)	90.4	0.04	0.12	93.3	0.04	0.13	183.7	0.04	0.25
777 (50%)	-	-	-	0.2	1.79	0.01	0.2	1.79	0.01
Minto	3.3	0.40	0.04	9.0	0.57	0.17	12.4	0.53	0.21
Toroparu (10%) (15,16)	1.2	0.93	0.03	9.0	0.87	0.25	10.2	0.87	0.29
Cotabambas (25%) (16,24)	-	-	-	29.3	0.23	0.22	29.3	0.23	0.22
Kutcho (16,17)	-	-	-	6.7	0.62	0.13	6.7	0.62	0.13

Total Gold			0.56			2.32			2.88

Silver
Peñasquito (25%) (10)	23.5	28.3	21.4	26.2	22.8	19.2	49.7	25.4	40.6
Antamina (33.75%) (10,11,19)
Copper	29.7	7.0	6.7	106.7	9.0	30.9	136.4	8.6	37.5
Copper-Zinc	8.1	16.0	4.2	46.2	18.0	26.8	54.3	17.7	30.9
Constancia	180.8	2.4	13.7	186.5	2.3	13.5	367.3	2.3	27.3
Neves-Corvo
Copper	4.4	59.0	8.4	28.5	50.9	46.6	32.9	52.0	55.0
Zinc	10.4	55.7	18.7	64.0	52.2	107.3	74.4	52.7	126.0
Zinkgruvan
Zinc	2.6	67.5	5.7	3.5	56.3	6.3	6.1	61.1	12.0
Copper	2.0	34.7	2.2	0.2	52.2	0.3	2.1	36.0	2.5
Yauliyacu (20)	5.3	111.9	19.1	8.4	163.4	43.9	13.7	143.4	63.0
Los Filos	88.5	5.3	15.2	133.7	8.1	35.0	222.2	7.0	50.2
Aljustrel (23)	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Stratoni	-	-	-	0.3	148.2	1.2	0.3	148.2	1.2
777	-	-	-	0.4	29.6	0.4	0.4	29.6	0.4
Minto	3.3	3.4	0.4	9.0	5.0	1.5	12.4	4.6	1.8
Rosemont (21)	112.2	3.9	14.1	358.0	2.7	31.5	470.2	3.0	45.6
Pascua-Lama (25%)	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1
Keno Hill (25%)
Underground	-	-	-	0.7	455.8	10.5	0.7	455.8	10.5
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Toroparu (50%) (15,16)	21.9	1.1	0.8	98.5	0.7	2.3	120.4	0.8	3.1
Cotabambas (16,24)	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3
Kutcho (16,17)	-	-	-	6.7	27.3	5.9	6.7	27.3	5.9

Total Silver			153.0			619.5			772.5

Cobalt
Voisey’s Bay (42.4%) (22)	-	-	-	1.4	0.05	1.6	1.4	0.05	1.6

Total Cobalt			-			1.6			1.6

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [43]

Attributable Inferred Resources (1,2,3,4,5,9,25)

As of December 31, 2018 unless otherwise noted (6)

	Inferred
	Tonnage Mt	Grade g/t	Contained Moz
Gold
Salobo (75%) (10)	128.4	0.28	1.16
Sudbury (70%) (11)	4.7	0.66	0.10
Constancia (50%)	30.4	0.08	0.08
Stillwater (12,13)	87.3	0.45	1.25
San Dimas (25%) (14)	1.4	3.60	0.17
777 (50%)	0.2	3.09	0.02
Minto	6.1	0.51	0.10
Cotabambas (25%) (16,24)	151.3	0.17	0.84
Toroparu (10%) (15,16)	12.9	0.76	0.32
Kutcho (16,17)	10.7	0.26	0.09
Metates Royalty (18)	0.3	0.39	0.003

Total Gold			4.13

Silver
Peñasquito (25%) (10)	3.7	13.5	1.6
Antamina (33.75%) (10,11,19)
Copper	211.3	10.0	67.9
Copper-Zinc	105.6	16.0	54.3
Constancia	60.8	2.7	5.2
Neves-Corvo
Copper	10.5	38.0	12.8
Zinc	14.1	52.0	23.5
Yauliyacu (20)	11.9	298.9	114.8
Zinkgruvan
Zinc	16.3	76.0	39.9
Copper	0.4	27.0	0.4
San Dimas (25%) (14)	1.4	341.3	15.7
Stratoni	1.1	153.0	5.5
777	0.4	40.4	0.5
Minto	6.1	4.9	1.0
Los Filos	98.2	6.1	19.4
Rosemont (21)	68.7	1.7	3.7
Pascua-Lama (25%)	3.8	17.8	2.2
Aljustrel (23)	8.7	50.4	14.0
Keno Hill (25%)
Underground	0.4	454.6	6.1
Loma de La Plata (12.5%)	0.2	76.0	0.4
Cotabambas (16,24)	605.3	2.3	45.4
Toroparu (50%) (15,16)	58.7	0.1	0.1
Kutcho (16,17)	10.7	21.5	7.4
Metates Royalty (18)	0.3	9.5	0.1
Total Silver			441.8
Palladium
Stillwater (4.5%) (12,13)	0.9	12.7	0.36
Total Palladium			0.36
Cobalt
Voisey’s Bay (42.4%) (22)	4.0	0.11	9.3
Total Cobalt			9.3

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [44]

Notes on Mineral Reserves & Mineral Resources:

1.

All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.

Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver and palladium, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver and palladium and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:

a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
b.	Ryan Ulansky, M.A.Sc., P.Eng. (Senior Director, Engineering),

both employees of the Company (the “Company’s QPs”).

4.

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine, Stillwater mines, Keno Hill project and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2018 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources for Aljustrel’s Feitais and Moinho mines are reported as of November 30, 2010. Mineral Resources for the Estaçao project are reported as of December 31, 2007.

b.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.

c.

Mineral Resources for Keno Hill’s Elsa Tailings project are reported as of April 22, 2010, Bellekeno mine Indicated Mineral Resources as of September 30, 2013, Mineral Resources for the Lucky Queen, Flame & Moth and Onek projects as of March 29, 2017 and Bermingham projects as of March 28, 2019. Mineral Reserves are reported as of March 28, 2019.

d.	Mineral Resources for the Kutcho project are reported as of February 22, 2019 and Mineral Reserves are reported as of June 15, 2017.

e.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

f.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of October 31, 2018.

g.	Mineral Resources and Mineral Reserves for the Peñasquito, Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2018.

h.	Mineral Resources and Mineral Reserves for the Metates royalty are reported as of April 29, 2016.

i.	Mineral Resources and Mineral Reserves for the Rosemont project are reported as of March 30, 2017.

j.	Mineral Resources and Mineral Reserves for the Stratoni mine are reported as of September 30, 2018.

k.	Mineral Resources for the Toroparu project are reported as of September 20, 2018 and Mineral Reserves are reported as of March 31, 2013.

7.

Process recoveries are the average percentage of gold, silver palladium or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

a.	Antamina mine - $2.94 per pound copper, $1.05 per pound zinc, $7.96 per pound molybdenum and $19.54 per ounce silver.

b.	Constancia mine - $1,260 per ounce gold, $18.00 per ounce silver, $3.00 per pound copper and $11.00 per pound molybdenum.

c.	Keno Hill project - $1,300 per ounce gold, $18.50 per ounce silver, $1.00 per pound lead and $1.15 per pound zinc.

d.

Kutcho project – 1.5% copper cut-off for the Main deposit and 1.0% copper cut-off for the Esso deposit, both assuming $2.75 per pound copper, $1.10 per pound zinc, $1,250 per ounce gold and $17.00 per ounce silver.

e.	Los Filos mine - $1,200 per ounce gold and $4.39 per ounce silver.

f.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.

g.	Minto mine – 1.2% copper cut-off assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.

h.

Neves-Corvo mine – 1.3% copper cut-off for the copper Mineral Reserves and 5.5% zinc equivalent cut-off for the zinc Mineral Reserves, both assuming $2.75 per pound copper, $1.00 per pound lead and zinc.

i.	Peñasquito mine - $1,200 per ounce gold, $18.00 per ounce silver, $2.75 per pound copper, $0.95 per pound lead and $1.15 per pound zinc.

j.	Rosemont project - $6.00 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.

k.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,275 per ounce gold and $3.22 per pound copper.

l.

San Dimas mine – 220 grams per tonne silver equivalent cut-off for longhole and 230 grams per tonne silver equivalent cut-off for cut and fill assuming $1,250 per ounce gold and $17.00 per ounce silver.

m.	Stillwater mines - combined platinum and palladium cut-off of 6.86 g/t

n.	Stratoni mine – 13.5% zinc equivalent cut-off assuming $8.14 per ounce silver, $1.02 per pound lead and $1.13 per pound zinc.

o.	Sudbury mines - $1,275 per ounce gold, $8.16 per pound nickel, $3.22 per pound copper, $800 per ounce platinum, $875 per ounce palladium and $22.68 per pound cobalt.

p.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.

q.	Voisey’s Bay mines:

i.	Ovoid, Mini Ovoid and SE Extension Mineral Reserves – Cdn $25.43 per tonne assuming $6.35 per pound nickel, $3.04 per pound copper and $24.81 per pound cobalt.
ii.	Reid Brook Mineral Reserves - $275.00 per tonne assuming $9.72 per pound nickel, $3.40 per pound copper and $11.50 per pound cobalt.
iii.	Eastern Deeps Mineral Reserves - $225.00 per tonne assuming $6.35 per pound nickel, $2.81 per pound copper and $18.13 per pound cobalt.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [45]

r.	Yauliyacu mine - $19.54 per ounce silver, $2.94 per pound copper, and $1.05 per pound zinc.

s.

Zinkgruvan mine – 5.2% zinc equivalent cut-off for the zinc Mineral Reserve and 1.4% copper cut-off for the copper Mineral Reserve, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

t.	777 mine – $1,283 per ounce gold, $17.50 per ounce silver, $3.10 per pound copper and $1.24 per pound zinc.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Aljustrel mine – 4.5% zinc cut-off for Feitais and Moinho mines zinc Mineral Resources and 4.0% zinc cut-off for Estação zinc Mineral Resources.

b.	Antamina mine - $3.30 per pound copper, $1.23 per pound zinc, $9.29 per pound molybdenum and $20.50 per ounce silver.

c.	Constancia mine – $1,260 per ounce gold, $18.00 per ounce silver, $3.00 per pound copper and $11.00 per pound molybdenum.

d.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23.00 per ounce silver, $3.20 per pound copper and $12.50 per pound molybdenum.

e.	Keno Hill mines:

i.	Bellekeno mine – Cdn $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.

ii.	Lucky Queen and Flame and Moth – Cdn $185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.94 per pound lead and $1.00 per pound zinc.

iii.	Onek - Cdn $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

iv.	Bermingham - Cdn $185 per tonne NSR cut-off assuming $20.00 per ounce silver, $0.95 per pound lead, $1.00 per pound zinc and $1,300 per ounce gold.

v.	Elsa Tailings project – 50 grams per tonne silver cut-off assuming $17.00 per ounce silver and $1,000 per ounce gold.

f.	Kutcho project – 1.2% copper equivalent cut-off assuming $3.00 per pound copper, $1.25 per pound zinc, $1,350 per ounce gold and $17.00 per ounce silver.

g.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

h.	Los Filos mine – $1,400 per ounce gold and $4.39 per ounce silver.

i.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.

j.	Minto mine – 0.5% copper cut-off for Open Pit and 1.0% copper cut-off for Underground.

k.	Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 3.0% zinc cut-off for the zinc Mineral Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

l.	Pascua-Lama project – $1,500 per ounce gold, $18.75 per ounce silver and $3.50 per pound copper.

m.	Peñasquito mine - $1,400 per ounce gold, $20.00 per ounce silver, $1.05 per pound lead and $1.25 per pound zinc.

n.	Rosemont project – $5.70 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.

o.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,275 per ounce gold and $3.22 per pound copper.

p.	San Dimas mine – 210 grams per tonne silver equivalent cut-off assuming $1,300 per ounce gold and $17.50 per ounce silver.

q.	Stillwater mines – geologic boundaries for Inferred Mineral Resources at both the Stillwater mine and East Boulder mine.

r.	Stratoni mine – Geologically constrained to massive sulfide contacts.

s.	Sudbury mines - $1,275 per ounce gold, $8.16 per pound nickel, $3.22 per pound copper, $800 per ounce platinum, $875 per ounce palladium and $22.68 per pound cobalt.

t.	Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold and $3.00 per pound copper.

u.	Voisey’s Bay mines:

i.	Reid Brook Mineral Resources - $275.00 per tonne assuming $9.72 per pound nickel, $3.40 per pound copper and $11.50 per pound cobalt.

ii.	Discovery Hill Mineral Resources - $24.81 per tonne assuming $9.53 per pound nickel, $3.13 per pound copper and $12.50 per pound cobalt.

v.	Yauliyacu mine – $20.50 per ounce silver, $3.30 per pound copper, and $1.23 per pound zinc.

w.

Zinkgruvan mine – 3.7% zinc equivalent cut-off for the zinc Mineral Resource and 1.0% copper cut-off for the copper Mineral Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

x.	777 mine – $1,283 per ounce gold, $17.50 per ounce silver, $3.10 per pound copper and $1.24 per pound zinc.

10.

The scientific and technical information in these tables regarding the Peñasquito mine, the Antamina mine and the Constancia mine was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

a.	Peñasquito – Goldcorp’s annual information form for the year ended December 31, 2018 filed on March 28, 2019;
b.	Antamina – Glencore’s December 31, 2018 Resources and Reserves report (http://www.glencore.com/investors/reports-results/reserves-and-resources); and
c.	Constancia – Hudbay’s annual information form for the year ended December 31, 2018 filed on March 29, 2019.

The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Peñasquito mine, Antamina mine and Constancia mine, as well as, the Company’s Mineral Resource and Mineral Reserve estimates for the Salobo mine.

11.

The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Sudbury gold interest and Voisey’s Bay cobalt interest, have been constrained to the production expected for the various contracts.

12.

The Stillwater precious metals purchase agreement provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines. Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

13.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002. Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [46]

provided to the Company as of the date of this document. As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.5 + 1) and Au = (Pd + Pt) x 0.0238

b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.6 + 1) and Au = (Pd + Pt) x 0.0323

14.

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

15.

The Company’s agreement with Sandspring is an Early Deposit agreement, whereby the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

16.

The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

17.

The Company’s agreement with Kutcho Copper is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the gold and silver production from the Kutcho project until 51,000 ounces of gold and 5.6 million ounces of silver have been delivered, after which both streams will decrease to 66.67% for the remaining life of mine.

18.	On August 7, 2019, Chesapeake Gold Corp (Chesapeake) exercised their option to re-acquire two-thirds of the Royalty (1%), reducing the Company’s net smelter return royalty to 0.5%.

19.

The Antamina silver purchase agreement in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a 50 year term that can be extended in increments of 10 years at the Company’s discretion. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

20.

The Yauliyacu mine silver purchase agreement provides that Glencore will deliver to the Company a per annum amount equal to the first 1.5 million ounces of payable silver produced at the Yauliyacu mine and 50% of any excess for the life of the mine.

21.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the Oxide material.

22.

The Voisey’s Bay PMPA provides that effective January 1, 2021, Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine. Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

23.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

24.

The Company’s agreement with Panoro is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

25.

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than silver at the Keno Hill mines and the Loma de La Plata zone of the Navidad project, gold at the Toroparu project and palladium at the Stillwater mines and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [47]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

●	estimated future production as a result of the Salobo Expansion;

●	the commencement and timing of delivery of cobalt by Vale under the Voisey’s Bay cobalt purchase agreement;

●	the impact of counterparties experiencing financial, operational or other difficulties, including insolvency, in connection with the Brumadinho Incident (as defined herein) or for any other reason;

●	the status of necessary permits for, and the commencement of production at, the Rosemont project;

●	the impact of the suspension of operations at the Peñasquito mine;

●	the effect of the SAT legal claim on the business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019 in respect of the San Dimas mine;

●	the repayment of the Kutcho Convertible Note;

●	the development and commencement of mining of the Pampacancha deposit at the Constancia mine;

●	proposed improvements at mining operations;

●	future payments by the Company in accordance with PMPAs, including any acceleration of payments, estimated throughput and exploration potential;

●	projected increases to Wheaton’s production and cash flow profile;

●	projected changes to Wheaton’s production mix;

●	anticipated increases in total throughput;

●	the estimated future production;

●	the future price of commodities;

●	the estimation of mineral reserves and mineral resources;

●	the realization of mineral reserve estimates;

●	the timing and amount of estimated future production (including 2019 and average attributable annual production over the next five years);

●	the costs of future production;

●	reserve determination;

●	estimated reserve conversion rates and produced but not yet delivered ounces;

●	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive mineral stream interests;

●	confidence in the Company’s business structure;

●	the Company’s assessment of the impact of the CRA Settlement for years subsequent to 2010;

●	possible audits for taxation years subsequent to 2015;

●	the Company’s position relating to the Domestic Reassessments and the International Reassessments and the Company’s intention to defend reassessments issued by the CRA;

●	the impact of potential taxes, penalties and interest payable to the CRA in connection with the Domestic Reassessments and International Reassessments;

●	estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2015;

●	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement; and

●	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions and audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

●	Vale is unable to produce the estimated future production in connection with the Salobo Expansion;

●

Wheaton is unable to sell its cobalt production delivered under the Voisey’s Bay PMPA at acceptable prices or at all or decrease in demand for cobalt, the decrease in uses for cobalt or the discovery of new supplies of cobalt, any or all of which could result in a decrease to the price of cobalt or a decrease in the ability to sell cobalt;

●	Hudbay is unable to obtain, maintain and defend all necessary permits and decisions needed for the Rosemont project;

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [48]

●

Vale not being able to meet its obligations under any of the Company’s PMPAs with Vale as a result of Vale experiencing financial, operational or other difficulties, including insolvency, in connection with the Brumadinho Incident or for any other reason;

●

First Majestic being able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise having an adverse impact on the business, financial condition or results of operation in respect of the San Dimas mine;

●	Kutcho not being able to make payments under the Kutcho Convertible Note;

●	Hudbay will not commence development and /or mining of the Pampacancha deposit at the Constancia mine;

●	proposed improvements at mining operations will not be achieved;

●

that each party does not satisfy its obligations in accordance with the terms of the Company’s PMPAs including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

●	fluctuations in the price of commodities;

●

risks related to the Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

●

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

●	differences in the interpretation or application of tax laws and regulations or accounting policies and rules;

●

Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

●	any challenge by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;

●	any reassessment of the Company’s tax filings and the continuation or timing of any such process is outside the Company’s control;

●	any requirement to pay reassessed tax, and the amount of any tax, interest and penalties that may be payable changing due to currency fluctuations;

●	risks in assessing the impact of the CRA Settlement for years subsequent to 2010, including whether there will be any material change in the Company’s facts or change in law or jurisprudence;

●

risks in estimating cash taxes payable in respect of the 2013 through 2015 taxation years in respect of the Domestic Reassessments and assessing the impact of the Domestic Reassessments for years subsequent to 2015;

●	risks in estimating interest payable in connection with the International Reassessments and risk associated with challenging the International Reassessments;

●	credit and liquidity risks;

●	indebtedness and guarantees risks;

●	mine operator concentration risks;

●	hedging risk;

●	competition in the streaming industry;

●	risks related to Wheaton’s acquisition strategy;

●	risks related to the market price of the common shares of Wheaton;

●	equity price risks related to Wheaton’s holding of long-term investments in other companies;

●	risks related to interest rates;

●	risks related to the declaration, timing and payment of dividends;

●	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;

●	litigation risk associated with outstanding legal matters;

●	risks related to claims and legal proceedings against Wheaton or the Mining Operations;

●	risks related to activist shareholders;

●	risks related to reputational damage;

●	risks relating to unknown defects and impairments;

●	risks relating to security over underlying assets;

●	risks related to ensuring the security and safety of information systems, including cyber security risks;

●	risks related to the adequacy of internal control over financial reporting;

●	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;

●	risks related to governmental regulations;

●	risks related to international operations of Wheaton and the Mining Operations;

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [49]

●	risks relating to exploration, development and operations at the Mining Operations;

●

risks related to the ability of the companies with which Wheaton has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

●	risks related to environmental regulations and climate change;

●	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;

●	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;

●	lack of suitable infrastructure and employees to support the Mining Operations;

●	uncertainty in the accuracy of mineral reserve and mineral resource estimates;

●	inability to replace and expand mineral reserves;

●	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;

●	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;

●	the ability of Wheaton and the Mining Operations to obtain adequate financing;

●	the ability of the Mining Operations to complete permitting, construction, development and expansion;

●	challenges related to global financial conditions;

●	risks relating to future sales or the issuance of equity securities; and

●

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form 40-F for the year ended December 31, 2018 and Form 6-K filed March 20, 2019 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

●	Vale is able to produce the estimated future production as a result of the Salobo Expansion;

●	Wheaton is able to sell cobalt production delivered under the Voisey’s Bay PMPA at acceptable prices;

●	Hudbay is able to obtain, maintain and defend all necessary permits and decisions needed for the Rosemont project;

●	Vale is able to meet its obligations under the Company’s PMPAs with Vale;

●	the demand and uses for cobalt will not significantly decrease and the supply of cobalt will not significantly increase;

●	that Kutcho will make all required payments and not be in default under the Kutcho Convertible Note;

●	that Wheaton will be able to terminate the Pascua-Lama PMPA in accordance with its terms;

●	Hudbay will commence development and /or mining of the Pampacancha deposit at the Constancia mine or will deliver a delay payment in accordance with the precious metals purchase agreement;

●	proposed improvements at mining operations will be achieved;

●	that each party will satisfy their obligations in accordance with the PMPAs;

●	that there will be no material adverse change in the market price of commodities;

●	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;

●	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;

●	that Wheaton will be able to source and obtain accretive mineral stream interests;

●	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audits involving the Company;

●	that Wheaton will be successful in challenging any reassessment by the CRA, including the International Reassessments;

●	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;

●	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;

●	that Wheaton’s ability to enter into new PMPAs will not be impacted by any CRA reassessment;

●	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;

●

that Wheaton’s assessment of the impact of the CRA Settlement for years subsequent to 2010 are accurate, including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010;

●

that Wheaton’s estimation of cash taxes payable in respect of the 2013 to 2015 taxation years as a result of the Domestic Reassessments and the Company’s estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2015 are accurate;

●	the estimate of the recoverable amount for any PMPA with an indicator of impairment; and

●	such other assumptions and factors as set out in the Disclosure.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [50]

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2018 and other continuous disclosure documents filed by Wheaton since January 1, 2019, available on SEDAR at www.sedar.com. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.shtml.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [51]

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended September 30		Nine Months Ended September 30

(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2019	2018	2019	2018

Sales	6	$223,595	$185,769	$638,110	$597,421

Cost of sales

Cost of sales, excluding depletion		$64,624	$63,202	$194,796	$182,195

Depletion	10	63,396	64,684	193,180	184,444

Total cost of sales		$128,020	$127,886	$387,976	$366,639

Gross margin		$95,575	$57,883	$250,134	$230,782

General and administrative	7	14,028	8,779	42,811	30,507

Impairment charges	11	-	-	165,912	-

Earnings from operations		$81,547	$49,104	$41,411	$200,275

Gain on disposal of mineral stream interest	10	-	-	-	(245,715)

Other (income) expense	8	(3,533)	1,301	(709)	1,157

Earnings before finance costs and income taxes		$85,080	$47,803	$42,120	$444,833

Finance costs	18.4	11,871	12,877	39,123	27,351

Earnings before income taxes		$73,209	$34,926	$2,997	$417,482

Income tax recovery (expense)	24	2,751	(905)	5,618	2,805

Net earnings		$75,960	$34,021	$8,615	$420,287

Basic earnings per share		$0.17	$0.08	$0.02	$0.95

Diluted earnings per share		$0.17	$0.08	$0.02	$0.95

Weighted average number of shares outstanding

Basic	22	446,802	443,634	445,598	443,188

Diluted	22	447,849	444,120	446,467	443,727

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [52]

Condensed Interim Consolidated Statements of Comprehensive (Loss) Income

		Three Months Ended September 30		Nine Months Ended September 30

(US dollars in thousands - unaudited)	Note	2019	2018	2019	2018

Net earnings		$75,960	$34,021	$8,615	$420,287

Other comprehensive income

Items that will not be reclassified to net earnings

Gain (loss) on LTIs¹	16	$34,815	$(49,846)	$85,488	$(36,311)

Income tax recovery (expense) related to LTIs¹	24	(2,733)	870	(4,733)	(2,821)

Total other comprehensive income (loss)		$32,082	$(48,976)	$80,755	$(39,132)

Total comprehensive income (loss)		$108,042	$(14,955)	$89,370	$381,155

1)	LTIs = long-term investments – common shares held.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [53]

Condensed Interim Consolidated Balance Sheets

(US dollars in thousands - unaudited)	Note	As at September 30 2019	As at December 31 2018

Assets

Current assets

Cash and cash equivalents		$151,626	$75,767

Accounts receivable	9	3,613	2,186

Current taxes receivable		100	210

Other		2,067	1,541

Total current assets		$157,406	$79,704

Non-current assets

Mineral stream interests	10	$5,797,752	$6,156,839

Early deposit mineral stream interests	12	31,741	30,241

Mineral royalty interest	13	3,036	9,107

Long-term equity investments	16	234,838	164,753

Investment in associates	14	935	2,562

Convertible note receivable	15	12,222	12,899

Property, plant and equipment	17	7,513	3,626

Other	25	13,416	10,315

Total non-current assets		$6,101,453	$6,390,342

Total assets		$6,258,859	$6,470,046

Liabilities

Current liabilities

Accounts payable and accrued liabilities		$23,491	$19,883

Current taxes payable	24	-	3,361

Current portion of performance share units	21.1	9,513	5,578

Current portion of lease liabilities	18.3	657	-

Other		16	19

Total current liabilities		$33,677	$28,841

Non-current liabilities

Bank debt	18.1	$1,013,500	$1,264,000

Lease liabilities	18.3	3,632	-

Deferred income taxes	24	134	111

Performance share units	21.1	6,472	5,178

Total non-current liabilities		$1,023,738	$1,269,289

Total liabilities		$1,057,415	$1,298,130

Shareholders’ equity

Issued capital	19	$3,583,654	$3,516,437

Reserves	20	87,758	7,893

Retained earnings		1,530,032	1,647,586

Total shareholders’ equity		$5,201,444	$5,171,916

Total liabilities and shareholders’ equity		$6,258,859	$6,470,046

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [54]

Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended September 30		Nine Months Ended September 30

(US dollars in thousands - unaudited)	Note	2019	2018	2019	2018

Operating activities
Net earnings		$75,960	$34,021	$8,615	$420,287
Adjustments for
Depreciation and depletion		63,845	64,974	194,590	185,206
Gain on disposal of mineral stream interest	10	-	-	-	(245,715)
Gain on disposal of mineral royalty interest	13	(2,929)	-	(2,929)	-
Impairment charges	11,14	-	-	167,561	-
Interest expense	18.4	10,885	11,806	36,473	23,055
Equity settled stock based compensation		1,447	1,402	4,259	4,045
Performance share units	21.1	4,803	(85)	5,004	3,415
Income tax expense (recovery)	24	(2,751)	905	(5,618)	(2,805)
(Gain) loss on fair value adjustment of share purchase warrants held	8, 16	(2)	12	5	123
Share in losses of associate	14	49	172	111	373
Fair value (gain) loss on convertible note receivable	15	(386)	927	677	2,217
Investment income recognized in net (loss) earnings		(205)	(109)	(745)	(611)
Other		(540)	(1,322)	130	(809)
Change in non-cash working capital	23	2,093	3,701	(421)	(1,142)
Cash generated from operations before income taxes and interest		$152,269	$116,404	$407,712	$387,639
Income taxes paid		(1,751)	(742)	(5,334)	(844)
Interest paid		(8,404)	(7,395)	(33,311)	(18,450)
Interest received		186	146	686	608

Cash generated from operating activities		$142,300	$108,413	$369,753	$368,953

Financing activities
Bank debt repaid	18.1	$(82,000)	$(28,000)	$(250,500)	$(214,000)
Bank debt drawn	18.1	-	452,000	-	824,500
Credit facility extension fees	18.1	(3)	-	(1,103)	(1,205)
Share purchase options exercised	20.2	12,662	-	33,055	1,027
Lease payments	18.3	(156)	-	(479)	-
Dividends paid	19.2, 23	(32,609)	(33,873)	(96,124)	(98,462)

Cash (used for) generated from financing activities		$(102,106)	$390,127	$(315,151)	$511,860

Investing activities
Mineral stream interests	10	$(9)	$(506,171)	$(183)	$(1,116,406)
Early deposit mineral stream interests	12	(750)	(4,254)	(1,500)	(8,712)
Proceeds on disposal of mineral royalty interest	13	9,000	-	9,000	-
Net proceeds on disposal of mineral stream interests	10, 23	-	(4,000)	-	226,000
Acquisition of long-term investments	16, 23	-	(4,847)	(909)	(5,863)
Investment in associate	14	-	-	(132)	-
Proceeds on disposal of long-term investments	16	16,307	47,734	16,307	47,734
Dividend income received		20	20	59	60
Other		(313)	(664)	(1,520)	(3,089)

Cash used for investing activities		$24,255	$(472,182)	$21,122	$(860,276)

Effect of exchange rate changes on cash and cash equivalents		$(5)	$354	$135	$315

Increase in cash and cash equivalents		$64,444	$26,712	$75,859	$20,852
Cash and cash equivalents, beginning of period		87,182	92,661	75,767	98,521

Cash and cash equivalents, end of period		$151,626	$119,373	$151,626	$119,373

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [55]

Condensed Interim Consolidated Statements of Shareholders’ Equity

			Reserves
(US dollars in thousands - unaudited)	Number of Shares (000’s)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI [1] Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total

At January 1, 2018	442,724	$3,472,029	$83,077	$28,799	$5,178	$(40,047)	$77,007	$1,350,628	$4,899,664

Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$386,265	$386,265
OCI [1]		-	-	-	-	9,844	9,844	-	9,844

Total comprehensive income		$-	$-	$-	$-	$9,844	$9,844	$386,265	$396,109
Income tax recovery (expense)		$(89)	$-	$-	$-	$-	$-	$-	$(89)
SBC [1] expense		-	-	1,235	1,408	-	2,643	-	2,643
Options [1] exercised	47	1,076	-	(198)	-	-	(198)	-	878
RSUs [1] released	70	1,477	-	-	(1,477)	-	(1,477)	-	-
Dividends (Note 19.2)	719	15,150	-	-	-	-	-	(79,740)	(64,590)

At June 30, 2018	443,560	$3,489,643	$83,077	$29,836	$5,109	$(30,203)	$87,819	$1,657,153	$5,234,615

Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$34,021	$34,021
OCI [1]		-	-	-	-	(48,976)	(48,976)	-	(48,976)

Total comprehensive income		$-	$-	$-	$-	$(48,976)	$(48,976)	$34,021	$(14,955)
SBC [1] expense		$-	$-	$587	$815	$-	$1,402	$-	$1,402
RSUs [1] released	2	49	-	-	(49)	-	(49)	-	-
Dividends (Note 19.2)	397	6,047	-	-	-	-	-	(39,921)	(33,874)
Realized gain on disposal of LTIs ¹		-	-	-	-	(29,462)	(29,462)	29,462	-

At September 30, 2018	443,959	$3,495,739	$83,077	$30,423	$5,875	$(108,641)	$10,734	$1,680,715	$5,187,188

Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$6,829	$6,829
OCI [1]		-	-	-	-	(3,515)	(3,515)	-	(3,515)

Total comprehensive income (loss)		$-	$-	$-	$-	$(3,515)	$(3,515)	$6,829	$3,314
SBC [1] expense		-	-	579	808	-	1,387	-	1,387
RSUs [1] released	31	713	-	-	(713)	-	(713)	-	-
Income tax recovery (expense)		14,479	-	-	-	-	-	-	14,479
Dividends	346	5,506	-	-	-	-	-	(39,958)	(34,452)

At December 31, 2018	444,336	$3,516,437	$83,077	$31,002	$5,970	$(112,156)	$7,893	$1,647,586	$5,171,916

Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$(67,344)	$(67,344)
OCI [1]		-	-	-	-	48,672	48,672	-	48,672

Total comprehensive income		$-	$-	$-	$-	$48,672	$48,672	$(67,344)	$(18,672)
Income tax recovery (expense)		$(987)	$-	$-	$-	$-	$-	$-	$(987)
SBC [1] expense		-	-	1,210	1,603	-	2,813	-	2,813
Options [1] exercised	1,036	25,833	-	(5,441)	-	-	(5,441)	-	20,392
RSUs [1] released	131	2,730	-	-	(2,730)	-	(2,730)	-	-
Dividends (Note 19.2)	762	16,692	-	-	-	-	-	(80,207)	(63,515)

At June 30, 2019	446,265	$3,560,705	$83,077	$26,771	$4,843	$(63,484)	$51,207	$1,500,035	$5,111,947

Total comprehensive income (loss)
Net earnings		$-	$-	$-	$-	$-	$-	$75,960	$75,960
OCI [1]		-	-	-	-	32,082	32,082	-	32,082

Total comprehensive income (loss)		$-	$-	$-	$-	$32,082	$32,082	$75,960	$108,042
Income tax recovery (expense)		$(45)	$-	$-	$-	$-	$-	$-	$(45)
SBC [1] expense		-	-	636	811	-	1,447	-	1,447
Options [1] exercised	669	15,353	-	(2,691)	-	-	(2,691)	-	12,662
RSUs [1] released	3	53	-	-	(53)	-	(53)	-	-
Dividends (Note 19.2)	262	7,588	-	-	-	-	-	(40,197)	(32,609)
Realized loss on disposal of LTIs ¹ (see Note 16)		-	-	-	-	5,766	5,766	(5,766)	-

At September 30, 2019	447,199	$3,583,654	$83,077	$24,716	$5,601	$(25,636)	$87,758	$1,530,032	$5,201,444

1)

Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “LTI’s” = Long-Term Investments; “Warrants” = Share Purchase Warrants.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [56]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

1.	Description of Business and Nature of Operations

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium). Wheaton Precious Metals Corp. (“Wheaton” or the “Company”), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol WPM.

The Company has entered into 23 long-term purchase agreements (three of which are early deposit agreements), with 17 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 19 mining assets which are currently operating, 9 which are at various stages of development and 2 which have been placed in care and maintenance, located in 11 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price.

The condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2019 were authorized for issue as of November 14, 2019 in accordance with a resolution of the Board of Directors.

2.	Basis of Presentation and Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted. References to “Cdn$” refer to Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared using the same accounting policies and methods of application as disclosed in Note 3 to the audited consolidated financial statements for the year ended December 31, 2018 and were consistently applied to all the periods presented unless otherwise stated below. These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at September 30, 2019 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

3.	Significant Accounting Policies

3.1.	New Accounting Standards Effective in 2019

IFRIC 23 – Uncertainty over Income Tax Treatments:

On January 1, 2019, the Company adopted IFRIC 23 – Uncertainty over Income Tax Treatments. IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The adoption of this guidance did not have a material impact on the Company’s Consolidated Statement of Earnings.

IFRS 16 – Leases:

General Impact of Application of IFRS 16 - Leases

On January 1, 2019, the Company adopted IFRS 16 – Leases (“IFRS16”), which supersedes IAS 17 – Leases (“IAS 17”). IFRS 16 removes the distinction between operating leases and finance leases and instead has all leases accounted for as a finance lease which requires the recognition of a right-of-use asset and a lease liability on the Consolidated Balance Sheet at the lease commencement for all leases. Additionally, IFRS 16 requires the Company

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [57]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

to recognize depreciation expense relative to the right-of use assets and interest expense relative to the lease liability in the Consolidated Statement of Earnings.

The Company determined that it had two leases which are subject to the provisions of IFRS 16, specifically related to its offices in Vancouver, Canada and the Cayman Islands. As a result, at January 1, 2019, the Company recognized an additional $5 million of right-of-use assets on its balance sheet with an offsetting $5 million of lease liabilities.

The Company has applied the new standard prospectively with no restatement of the prior periods.

A reconciliation of the lease commitment relative to these two leases as reported on the financial statements for the year ended December 31, 2018 and the lease liability which has been reflected on the balance sheet effective January 1, 2019 is as follows:

(in thousands)

Lease commitment as disclosed at December 31, 2018

Not later than 1 year	$789

Later than 1 year and not later than 5 years	2,772

Later than 5 years	224

Total lease commitment as disclosed at December 31, 2018	$3,785

Extension option reasonably certain to be exercised [1]	1,530

Less: Discounting using the incremental borrowing rate [2]	(636)

Lease liability as at January 1, 2019	$4,679

Lease liability is comprised of:

Current portion	$679

Long-term portion	4,000

Lease liability as at January 1, 2019	$4,679

1)  The Company’s office lease in the Cayman Islands contains two optional extension periods. Upon applying IFRS 16, the Company concluded it was reasonably certain to exercise the first extension period. The second extension period, which covers a term of 5 years, was not included in the calculation of the lease liability.

2)  The future cash outflows were discounted using the Company’s estimated incremental borrowing rate ranging from 3.9764% to 4.3340%.

Accounting Policy – The Company as a Lessee

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to use an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company re-measures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is re-measured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses, if any.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [58]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty

4.1.	Attributable Reserve, Resource and Exploration Potential Estimates

Mineral stream interests are significant assets of the Company, with a carrying value of $5.8 billion at September 30, 2019. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s mineral stream interests and depletion charges.

4.2.	Depletion

The Company’s mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

4.3.	Impairment of Assets

As more fully described in Note 11, the Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.

The price of precious metals and cobalt has been extremely volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. Should

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [59]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

4.4.	Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 20.2, 20.3, and 21.1, respectively.

4.5.	Valuation of Convertible Note Receivable

As more fully described in Note 15, the Company measures its convertible note receivable with Kutcho Copper Corp. (“Kutcho”) at fair value for financial reporting purposes. This calculation requires the use of estimates and assumptions such as rate of interest prevailing at the balance sheet date for instruments of similar term and risk, expected dividend yield, expected volatility and expected remaining life of the convertible note receivable.

4.6.	Valuation of Minto Derivative Liability

As more fully described in Note 5.3, the Company’s Minto PMPA has a pricing mechanism whereby there is an increase to the production payment per ounce of gold delivered to Wheaton over the current fixed price in periods where the market price of copper is lower than $2.50 per pound. As this pricing mechanism meets the definition of a derivative, it is reflected at fair value for financial reporting purposes. This calculation requires the use of estimates and assumptions such as long-term price of copper, recoverable ounces of gold and operating performance.

4.7.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including those matters described in Note 26. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Critical Accounting Judgments

4.8.	Functional Currency

The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

●	The entities’ revenues are denominated in US dollars;

●	The entities’ cash cost of sales are denominated in US dollars;

●	The majority of the entities’ cash is held in US dollars; and

●	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

4.9.	Significant Influence over Kutcho

Note 14 describes Kutcho as an associate though the Company only owns an 10% ownership interest in Kutcho. The Company has determined it has significant influence over Kutcho by virtue of the convertible instruments of Kutcho that the Company owns.

4.10.	Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the mining operations are located or to which deliveries of precious metals, precious metal credits or cobalt are made requires the use of judgment. The likelihood that tax positions taken will be sustained is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. Refer to Note 26 for more information.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [60]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces. The estimates and assumptions are consistent with those used in testing asset impairment of PMPAs. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

4.11.	Leases

As more fully described in Note 3.1, on January 1, 2019, the Company adopted IFRS 16 – Leases. Under IFRS 16, the Company assesses whether a contract contains a lease and, if so, recognizes a lease liability by discounting the future lease payments by using the Company’s estimated incremental borrowing rate. If the lease agreement contains an option to extend the lease, the Company must assess the likelihood of whether that option will be exercised. The determination of whether an option to extend a lease will be exercised requires significant management judgment, and providing the Company concludes that it is reasonably certain that the option to extend will be exercised, the lease payments during the extension period will comprise part of the right-of-use asset and corresponding lease liability.

5.	Fair Value Measurements

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		September 30, 2019

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents		$151,626	$151,626	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	9	2,955	-	2,955	-
Long-term investments - common shares held	16	234,828	234,828	-	-
Long-term investments - warrants held	16	10	-	10	-
Convertible note receivable	15	12,222	-	-	12,222

		$401,641	$386,454	$2,965	$12,222

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [61]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

		December 31, 2018

(in thousands)		Total	Level 1	Level 2	Level 3

Cash and cash equivalents		$75,767	$75,767	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	9	1,332	-	1,332	-
Long-term investments - common shares held	16	164,753	164,753	-	-
Long-term investments - warrants held	16	-	-	-	-
Convertible note receivable	15	12,899	-	-	12,899

		$254,751	$240,520	$1,332	$12,899

Other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, other receivables are reported net of allowances for uncollectable amounts.

The Company’s bank debt (Note 18.1) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.

5.1.	Valuation Techniques for Level 1 Assets

Cash and Cash Equivalents

The Company’s cash and cash equivalents are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy.

Long-Term Investments in Common Shares Held

The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

5.2.	Valuation Techniques for Level 2 Assets

Accounts Receivable Arising from Sales of Metal Concentrates

The Company’s trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of gold and silver to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

Long-Term Investments in Warrants Held

The fair value of the Company’s long-term investments in warrants held that are not traded in an active market are determined using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

5.3.	Valuation Techniques for Level 3 Assets

Convertible Note Receivable

The fair value of the Kutcho Convertible Note receivable (Note 15), which is not traded in an active market, is determined by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk (the market interest rate), and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note receivable.

As the expected volatility and market interest rate are not observable inputs, the Kutcho Convertible Note receivable is classified within Level 3 of the fair value hierarchy and any changes in fair value are reflected on the Consolidated Statement of Earnings under the classification Other (Income) Expense (Note 8).

Management estimates that the market interest rate on similar borrowings without the conversion feature was approximately 18% and has used an implied volatility of 30% in valuing the convertibility feature. Holding all other

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [62]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

variables constant, a fluctuation in interest rates of 1% would have impacted the valuation by approximately $0.6 million.

Minto Derivative Liability

The production payment per ounce of gold delivered to Wheaton under the Minto PMPA is to be increased over the fixed price in periods where the market price of copper is lower than $2.50 per pound. As this pricing mechanism meets the definition of a derivative, it is reflected at fair value for financial reporting purposes. At September 30, 2019 and December 31, 2018, the Company estimated the fair value of this derivative liability to be $NIL. The Minto mine was placed into care and maintenance in October 2018.

6.	Revenue

	Three Months Ended September 30				Nine Months Ended September 30

(in thousands)	2019		2018		2019		2018

Sales

Gold

Gold credit sales	$139,433	62%	$107,059	57%	$403,424	63%	$308,604	52%

Concentrate sales	-	0%	953	1%	5,279	1%	6,246	1%
	$139,433	62%	$108,012	58%	$408,703	64%	$314,850	53%
Silver

Silver credit sales	$59,110	27%	$60,092	32%	$159,207	25%	$242,202	40%

Concentrate sales	17,521	8%	14,163	8%	47,898	8%	36,867	6%
	$76,631	35%	$74,255	40%	$207,105	33%	$279,069	46%
Palladium

Palladium credit sales	$7,531	3%	$3,502	2%	$22,302	3%	$3,502	1%

Total sales revenue	$223,595	100%	$185,769	100%	$638,110	100%	$597,421	100%

Gold, Silver and Palladium Credit Sales

Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through a network of third party brokers or dealers. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer.

The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at September 30, 2019 or December 31, 2018. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of precious metal.

Concentrate Sales

Under certain PMPAs, gold and/or silver is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metal in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metal. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted gold and silver prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold and the retroactive pricing adjustment for the Quotational Period are not significant and do not constrain the recognition of revenue.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [63]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

7.	General and Administrative

		Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	Note	2019	2018	2019	2018

Salaries and benefits
Salaries and benefits, excluding PSUs		$3,096	$3,275	$10,764	$10,324
PSUs [1]	21.1	4,803	(85)	14,344	3,414
Total salaries and benefits		$7,899	$3,190	$25,108	$13,738
Depreciation		449	289	1,409	763
Donations		1,264	672	2,072	1,811
Professional fees		569	693	1,902	2,569
Other		2,400	2,533	8,061	7,581
General and administrative before equity settled stock based compensation		$12,581	$7,377	$38,552	$26,462
Equity settled stock based compensation [2]
Stock options	20.2	$636	$587	$1,846	$1,822
RSUs	20.3	811	815	2,413	2,223
Total equity settled stock based compensation		$1,447	$1,402	$4,259	$4,045

Total general and administrative		$14,028	$8,779	$42,811	$30,507

1)

The PSU accrual related to the anticipated fair value of the PSUs issued uses a weighted average performance factor of 184% during the three and nine months ended September 30, 2019 as compared to 83% during the comparable period of 2018.

2)	Equity settled stock based compensation is a non-cash expense.

8.	Other (Income) Expense

		Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	Note	2019	2018	2019	2018
Interest income		$(186)	$(90)	$(686)	$(552)
Dividends received	16	(19)	(20)	(59)	(59)
Guarantee fees - Primero Revolving Credit Facility		-	-	-	(858)
Fees for contract amendments and reconciliations		-	-	-	(248)
Share of losses of associate	14	49	172	111	373
Impairment loss - investment in associate	14	-	-	1,649	-
Foreign exchange (gain) loss		(49)	300	771	156
Gain on disposal of mineral royalty interest	13	(2,929)	-	(2,929)	-
Net (gain) loss arising on financial assets mandatorily measured at FVTPL ¹
(Gain) loss on fair value adjustment of share purchase warrants held	16	(2)	12	5	123
(Gain) loss on fair value adjustment of Kutcho Convertible Note	15	(386)	927	677	2,217
Other		(11)	-	(248)	5

Total other (income) expense		$(3,533)	$1,301	$(709)	$1,157

1)	FVTPL refers to Fair Value Through Profit or Loss.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [64]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

9.	Accounts Receivable

(in thousands)	Note	September 30 2019	December 31 2018

Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$2,955	$1,332

Other accounts receivable		658	854

Total accounts receivable		$3,613	$2,186

10.	Mineral Stream Interests

	Nine Months Ended September 30, 2019

	Cost			Accumulated Depletion & Impairment [1]				Carrying
(in thousands)	Balance Jan 1, 2019	Additions	Balance Sep 30, 2019	Balance Jan 1, 2019	Depletion	Impairment	Balance Sep 30, 2019	Amount Sep 30, 2019

Gold interests

Salobo	$3,059,876	$-	$3,059,876	$(353,816)	$(78,526)	$-	$(432,342)	$2,627,534

Sudbury [2]	623,864	-	623,864	(257,401)	(16,362)	-	(273,763)	350,101

Constancia	136,058	-	136,058	(18,511)	(5,295)	-	(23,806)	112,252

San Dimas	220,429	-	220,429	(12,234)	(10,268)	-	(22,502)	197,927

Stillwater [3]	239,357	(5)	239,352	(2,925)	(4,915)	-	(7,840)	231,512

Other [4]	402,232	-	402,232	(380,873)	(6,270)	-	(387,143)	15,089

	$4,681,816	$(5)	$4,681,811	$(1,025,760)	$(121,636)	$-	$(1,147,396)	$3,534,415

Silver interests

Peñasquito	$524,626	-	524,626	$(135,904)	$(10,135)	$-	$(146,039)	$378,587

Antamina	900,343	-	900,343	(190,266)	(30,556)	-	(220,822)	679,521

Constancia	302,948	-	302,948	(56,717)	(13,006)	-	(69,723)	233,225

Other [5]	1,283,039	15	1,283,054	(780,401)	(10,624)	-	(791,025)	492,029

	$3,010,956	$15	$3,010,971	$(1,163,288)	$(64,321)	$-	$(1,227,609)	$1,783,362

Palladium interests

Stillwater [3]	$263,726	$(5)	$263,721	$(4,033)	$(7,223)	$-	$(11,256)	$252,465

Cobalt interests

Voisey’s Bay	$393,422	$-	$393,422	$-	$-	$(165,912)	$(165,912)	$227,510

	$8,349,920	$5	$8,349,925	$(2,193,081)	$(193,180)	$(165,912)	$(2,552,173)	$5,797,752

1)

Includes cumulative impairment charges to September 30, 2019 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; Sudbury gold interest - $120 million; and Voisey’s Bay cobalt interest - $166 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	Comprised of the Minto, Rosemont and 777 gold interests.
5)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont and 777 silver interests.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [65]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

	Year Ended December 31, 2018
	Cost				Accumulated Depletion & Impairment [1]				Carrying Amount Dec 31, 2018
(in thousands)	Balance Jan 1, 2018	Additions	Disposal	Balance Dec 31, 2018	Balance Jan 1, 2018	Depletion	Disposal	Balance Dec 31, 2018

Gold interests

Salobo	$3,059,876	$-	$-	$3,059,876	$(251,144)	$(102,672)	$-	$(353,816)	$2,706,060

Sudbury [2]	623,864	-	-	623,864	(243,876)	(13,525)	-	(257,401)	366,463

Constancia	136,058	-	-	136,058	(14,007)	(4,504)	-	(18,511)	117,547

San Dimas	-	220,429	-	220,429	-	(12,234)	-	(12,234)	208,195

Stillwater [3]	-	239,357	-	239,357	-	(2,925)	-	(2,925)	236,432

Other [4]	402,232	-	-	402,232	(370,414)	(10,459)	-	(380,873)	21,359

	$4,222,030	$459,786	$-	$4,681,816	$(879,441)	$(146,319)	$-	$(1,025,760)	$3,656,056

Silver interests

San Dimas	$190,331	$-	$(190,331)	$-	$(55,469)	$(3,575)	$59,044	$-	$-

Peñasquito	524,626	-	-	524,626	(121,376)	(14,528)	-	(135,904)	388,722

Antamina	900,343	-	-	900,343	(142,705)	(47,561)	-	(190,266)	710,077

Constancia	302,948	-	-	302,948	(41,145)	(15,572)	-	(56,717)	246,231

Other [5]	1,282,837	202	-	1,283,039	(759,702)	(20,699)	-	(780,401)	502,638

	$3,201,085	$202	$(190,331)	$3,010,956	$(1,120,397)	$(101,935)	$59,044	$(1,163,288)	$1,847,668

Palladium interests

Stillwater [3]	$-	$263,726	-	$263,726	$-	$(4,033)	-	$(4,033)	$259,693

Cobalt interests

Voisey’s Bay	$-	$393,422	-	$393,422	$-	$-	-	$-	$393,422

	$7,423,115	$1,117,136	$(190,331)	$8,349,920	$(1,999,838)	$(252,287)	$59,044	$(2,193,081)	$6,156,839

1)

Includes cumulative impairment charges to December 31, 2018 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; and Sudbury gold interest - $120 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	Comprised of the Minto, Rosemont and 777 gold interests.
5)

Comprised of the currently owned Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont and 777 silver interests in addition to the Lagunas Norte, Pierina and Veladero silver interests, all of which expired on March 31, 2018.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [66]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	September 30, 2019			December 31, 2018

(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total

Gold interests

Salobo	$2,100,943	$526,591	$2,627,534	$2,171,292	$534,768	$2,706,060

Sudbury [1]	296,899	53,202	350,101	308,041	58,422	366,463

Constancia	103,108	9,144	112,252	108,403	9,144	117,547

San Dimas	91,153	106,774	197,927	101,421	106,774	208,195

Stillwater [2]	204,681	26,831	231,512	209,569	26,863	236,432

Other [3]	15,089	—	15,089	21,359	-	21,359

	$2,811,873	$722,542	$3,534,415	$2,920,085	$735,971	$3,656,056

Silver interests

Peñasquito	$291,377	$87,210	$378,587	$284,194	$104,528	$388,722

Antamina	332,860	346,661	679,521	353,679	356,398	710,077

Constancia	217,212	16,013	233,225	230,983	15,248	246,231

Other [4]	88,022	404,007	492,029	87,386	415,252	502,638

	$929,471	$853,891	$1,783,362	$956,242	$891,426	$1,847,668

Palladium interests

Stillwater [3]	$240,981	$11,484	$252,465	$248,299	$11,394	$259,693

Cobalt interests

Voisey’s Bay	$—	$227,510	$227,510	$-	$393,422	$393,422

	$3,982,325	$1,815,427	$5,797,752	$4,124,626	$2,032,213	$6,156,839

1)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
2)	Comprised of the Stillwater and East Boulder gold and palladium interests.
3)	Comprised of the Minto, Rosemont and 777 gold interests.
4)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont and 777 silver interests.

Termination of the San Dimas Silver Interest and Acquisition of the San Dimas Gold Interest

On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico, including the San Dimas mine. On August 6, 2010, Goldcorp completed the sale of San Dimas to Primero Mining Corp. (“Primero”), and pursuant to the amended silver purchase agreement with Primero (the “San Dimas SPA”), the Company acquired 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. Goldcorp also provided a guarantee with respect to the delivery by Primero of all silver produced and owing to the Company until 2029 (the “Goldcorp Guarantee”).

On May 10, 2018, First Majestic Silver Corp. (“First Majestic”) completed the acquisition of all the issued and outstanding common shares of Primero (the “Acquisition”). In connection with the Acquisition, on May 10, 2018, the Company terminated the San Dimas SPA and entered into a new precious metal purchase agreement with First Majestic relating to the San Dimas mine (the “San Dimas PMPA”). As consideration for terminating the San Dimas SPA, the Company received a cash payment of $220 million and 20,914,590 First Majestic common shares with a fair value of $151 million (the “First Majestic Shares”1), and the Goldcorp Guarantee was terminated in exchange for a

[1]	The First Majestic Shares are subject to volume selling restrictions.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [67]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

payment of $10 million, with the net result being that during the nine months ended September 30, 2018, the Company has reflected a gain on disposal of the San Dimas SPA in the amount of $246 million, calculated as follows:

(in thousands)

Cash received	$220,000

Fair value of First Majestic shares received	151,000

Fee from Goldcorp in exchange for release from the guarantee of deliveries relative to San Dimas	10,000

Total net proceeds from the disposal of the San Dimas SPA	$381,000

Less: carrying value plus closing costs	(135,285)

Gain on disposal of the San Dimas SPA	$245,715

Under the terms of the new San Dimas PMPA, for which the Company paid total upfront cash consideration of $220 million, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1.1 In addition to the $220 million upfront cash payment, the Company will make ongoing payments of $600 per gold ounce delivered.

Acquisition of the Voisey’s Bay Cobalt Interest

On June 11, 2018, the Company entered into an agreement (the “Voisey’s Bay PMPA”) to acquire from Vale S.A. (“Vale”) an amount of cobalt equal to 42.4% of the cobalt production from its Voisey’s Bay mine, located in Canada, until the delivery of 31 million pounds of cobalt and 21.2% of cobalt production thereafter for the life of mine for a total upfront cash payment of $390 million. In addition, Wheaton will make ongoing payments of 18% of the spot price of cobalt per pound of cobalt delivered under the agreement until the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price of cobalt thereafter. Payable rates for cobalt in concentrate have generally been fixed at 93.3%. Deliveries under the contract are scheduled to begin effective January 1, 2021.

Acquisition of the Stillwater Gold and Palladium Interest

On July 16, 2018, the Company entered into an agreement with Sibanye Gold Limited (“Sibanye-Stillwater”) to acquire an amount of gold and palladium equal to a fixed percentage of production from the Stillwater and East Boulder mines located in Montana in the United States (collectively referred to as the “Stillwater” mines) for a total upfront cash payment of $500 million. The Company is entitled to the attributable gold and palladium production for which an offtaker payment is received after July 1, 2018 at a fixed payable rate of 99% for gold and 99.6% for palladium.

Under the terms of the agreement, the Company has acquired an amount of gold equal to 100% of the gold production for the life of the mine and an amount of palladium equal to 4.5% of the palladium production until 375,000 ounces are delivered to the Company, 2.25% of Stillwater palladium production thereafter until 550,000 ounces are delivered and 1% of Stillwater palladium production thereafter for the life of mine.

In addition to the initial upfront cash consideration, the Company will make ongoing payments of 18% of the spot price of gold and palladium for each ounce of gold and palladium delivered under the agreement until the market value of gold and palladium delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter2.

11.	Impairment of Mineral Stream Interests

Management considers each PMPA to be a separate cash generating unit (“CGU”), which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each PMPA is the higher of fair value less cost of disposal (“FVLCD”) and value in use (“VIU”). In determining the recoverable amounts of each of the Company’s CGU’s, the Company uses the FVLCD as this will generally be greater than or equal to the VIU.

[1]

If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

[2]	The production payment is subject to further downward adjustment based upon Sibanye-Stillwater’s leverage ratios.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [68]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

To determine the FVLCD that could be received from each PMPA in an arm’s length transaction at the measurement date, the Company estimates a range of potential values using the net asset value (“NAV”) methodology and the net present value (“NPV”) methodology (as described below), and then selects a value within this range which is the most representative of the estimated recoverable amount of the stream.

NAV is estimated by using an appropriate discount rate to calculate the present value of the expected future cash flows associated with each mineral category. The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves. A market multiple is applied to the NAV computed in order to assess the estimated fair value. Precious metal companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, with this market multiple being generally understood to take account of a variety of additional value and risk factors such as the ability to find and produce more metal than what is currently included in the life of mine plan, the benefit of precious metal price optionality, the potential remaining mine life and adjustments for relative mine and country risk. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a precious metal interest.

NPV is estimated by using a nominal discount rate to calculate the present value of expected future cash flows.

The expected future cash flows are management’s best estimates of expected future revenues and costs. Under each valuation methodology, expected future revenues reflect an estimate of future payable production for each mine at which the Company has a PMPA based on detailed life of mine plans received from each of the mine operators. Expected future revenues also reflect management’s estimated long-term metal prices. Estimated future cash costs are generally fixed based on the terms of each PMPA, as disclosed in Note 26.

If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been an indicator of a potential impairment reversal and the resulting assessment of the PMPA’s recoverable amount exceeds its carrying value. If this is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.

Based on the Company’s analysis, the following PMPA was determined to be impaired:

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2019	2018	2019	2018
Cobalt Interests
Voisey’s Bay	$-	$-	$165,912	$-

Total impairment charges	$-	$-	$165,912	$-

Voisey’s Bay - Indicator of Impairment at June 30, 2019

As described in Note 10, on June 11, 2018, the Company entered into the Voisey’s Bay PMPA. Concurrently, Vale also entered into a streaming agreement with Cobalt 27 Capital Corp. (“Cobalt 27”) on the Voisey’s Bay mine with similar terms and conditions to the Voisey’s Bay PMPA.

On June 18, 2019, Cobalt 27 announced that it had entered into an agreement with Pala Investments Limited (“Pala”) whereby Pala would acquire 100% of Cobalt 27’s issued and outstanding common shares. The estimated implied price paid by Pala for Cobalt 27’s streaming agreement on the Voisey’s Bay mine was significantly lower than the original upfront cash payment paid by Cobalt 27 to Vale at the time their agreement was entered into. The implied purchase price paid by Pala to acquire Cobalt 27’s Voisey’s Bay stream was determined to be an indicator of impairment relative to the Company’s Voisey’s Bay PMPA.

The Voisey’s Bay PMPA had a carrying value at June 30, 2019 of $393 million. Management estimated that the recoverable amount at June 30, 2019 under the Voisey’s Bay PMPA was $227 million, representing its FVLCD and resulting in an impairment charge of $166 million. The recoverable amount related to the Voisey’s Bay PMPA was estimated using an average discount rate of 7% and the market price of cobalt of $14.83 per pound. As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable pounds of cobalt and operating performance, it is classified within Level 3 of the fair value hierarchy.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [69]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

12.	Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 26 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased
Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold		Silver		Term of Agreement
Toroparu	Sandspring	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine
Cotabambas	Panoro	Peru	8,500	131,500	140,000	25% ³		100% ³		Life of Mine
Kutcho	Kutcho	Canada	7,000	58,000	65,000	100%	[4]	100%	[4]	Life of Mine

			$31,000	$327,500	$358,500

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to Note 26 for details of when the remaining upfront consideration to be paid becomes due.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.

13.	Mineral Royalty Interest

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million. In accordance with the terms of the agreement, on August 7, 2019, Chesapeake exercised its option to re-acquire two-thirds of the Royalty, or 1%, for the sum of $9 million. As a result, the Company’s Royalty has been reduced to 0.5%. The Company has reflected the transaction as a disposal of two-thirds of its original investment, resulting in a gain on disposal of $3 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

14.	Investment in Associate

Kutcho

On June 6, 2019, the Company acquired 1 million common shares and warrants to acquire an additional 1 million common shares of Kutcho Copper Corp. (“Kutcho”) for Cdn$0.2 million, resulting in the Company owning 7,153,846 common shares and warrants to acquire an additional 4,076,923 common shares of Kutcho. Additionally, the Company holds a Cdn$20 million subordinated secured convertible term debt loan agreement bearing interest at 10% per annum with Kutcho (the “Kutcho Convertible Note” – see Note 15).

As at September 30, 2019, Kutcho had 68,247,628 shares issued and outstanding, resulting in Wheaton owning approximately 10% of Kutcho on a non-diluted basis. However, as the convertible instruments described above are currently exercisable, on a fully diluted basis, Wheaton has the potential to own approximately 29% of Kutcho (37% on a non-fully diluted basis). As a result of the potential ownership position, the Company has concluded that it has significant influence over Kutcho and as such the investment in Kutcho is considered an Investment in Associate which is accounted for using the equity method. The Company records its share of Kutcho’s profit or loss based on Wheaton’s ownership interest in Kutcho on a non-diluted basis. As Kutcho’s fiscal year end is April 30, Wheaton has reported its share of Kutcho’s loss relative to Kutcho’s first quarter ended July 31, 2019, which represents the last period publicly reported by Kutcho as at the date these financial statements were approved for issue.

Kutcho’s principal address is 1030 West Georgia Street, Suite 717, Vancouver, British Columbia, Canada, V6E 2Y3.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [70]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

Indicator of Impairment at June 30, 2019

Since the original investment in Kutcho on December 14, 2017, the value of Kutcho’s shares have had a significant decline in value. This decline in value was determined to be an indicator of impairment relative to the Company’s investment in Kutcho.

The recoverable amount of the investment in Kutcho was calculated to be $1 million, which resulted in an impairment charge of $1.6 million. The recoverable amount, which represents Kutcho’s FVLCD, was calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company, and as such is classified within Level 1 of the fair value hierarchy.

A continuity schedule of the Kutcho Investment in Associate from January 1, 2018 to September 30, 2019 is presented below:

(in thousands)	Investment in Associate

At January 1, 2018	$2,994

Share of losses	(201)

At June 30, 2018	$2,793

Share of losses	(172)

At September 30, 2018	$2,621

Share of losses	(59)

At December 31, 2018	$2,562

Amount invested	133

Share of losses	(62)

Impairment	(1,649)

At June 30, 2019	$984

Share of losses	(49)

At September 30, 2019	$935

15.	Convertible Note Receivable

Kutcho

Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho has the option to defer the first three interest payments until December 31, 2019, at which point one half of the deferred interest is payable in cash and the other half of the deferred interest can, at Kutcho’s option, either (i) be paid in cash; or (ii) be deferred for an additional period not to exceed 4 years. In the event Kutcho elects to make the second deferral, Wheaton can, at its option, convert the remaining deferred interest into common shares of Kutcho.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note into common shares of Kutcho at Cdn$0.8125 per share. Once the Kutcho Convertible Note has been outstanding for 24 months, Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

●	25% of the outstanding amount if pre-paid on or after 24 months until 36 months;
●	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and
●	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [71]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

The Kutcho Convertible Note is revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note.

A continuity schedule of the Kutcho Convertible Note from January 1, 2018 to September 30, 2019 is presented below:

(in thousands)	Convertible Note Receivable

At January 1, 2018	$15,777

Fair value gain (loss) reflected in net earnings	(1,290)

At June 30, 2018	$14,487

Fair value gain (loss) reflected in net earnings	(927)

At September 30, 2018	$13,560

Fair value gain (loss) reflected in net earnings	(661)

At December 31, 2018	$12,899

Fair value gain (loss) reflected in net earnings	(1,063)

At June 30, 2019	$11,836

Fair value gain (loss) reflected in net earnings	386

At September 30, 2019	$12,222

16.	Long-Term Equity Investments

(in thousands)	September 30 2019	December 31 2018

Common shares held	$234,828	$164,753

Warrants held	10	-

Total long-term equity investments	$234,838	$164,753

Common Shares Held

				Fair Value Adjustment Gains (Losses) Included in OCI		Realized Gain (Loss) on Disposal
(in thousands)	Shares Owned	Percentage of Outstanding Shares Owned	Fair Value at Sep 30, 2019	Three Months Ended Sep 30, 2019	Nine Months Ended Sep 30, 2019	Nine Months Ended Sep 30, 2019	Fair Value at Dec 31, 2018

Bear Creek	13,264,305	12.87%	$19,832	$3,007	$9,720	$-	$10,112

Sabina	11,700,000	4.00%	15,196	3,306	4,647	-	10,549

First Majestic	20,239,590	9.99%	183,978	23,939	66,186	521	123,187

Other			15,822	4,563	4,935	(6,287)	20,905

Total common shares held			$234,828	$34,815	$85,488	$(5,766)	$164,753

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [72]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

		Fair Value Adjustment Gains (Losses) Included in OCI		Realized Gain on Disposal

(in thousands)	Fair Value at Sep 30, 2018	Three Months Ended Sep 30, 2018	Nine Months Ended Sep 30, 2018	Nine Months Ended Sep 30, 2018

Bear Creek	$ 13,628	$(4,201)	$(7,729)	$-

Sabina	10,846	(2,660)	(10,325)	-

Arizona Mining	-	954	20,153	34,061

First Majestic	118,794	(40,784)	(32,205)	-

Other	25,158	(3,155)	(6,205)	-

Total common shares held	$ 168,426	$(49,846)	$(36,311)	$34,061

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Acquisitions of Long-Term Investments

In connection with the termination of the San Dimas SPA (Note 10), on May 10, 2018, the Company received 20,914,590 First Majestic common shares with a fair value of $151 million.

On April 25, 2018, the Company made a strategic investment of $1 million by participating in a private placement undertaken by Tradewind Markets, Inc. (“Tradewind”), a financial technology company that uses blockchain to speed up and streamline digital gold trading.

On July 17, 2018, the Company acquired 7,093,392 common shares of Adventus Zinc Corporation (“Adventus”) in a private placement transaction, for total consideration of Cdn$6 million, representing 9.99% of Adventus’ issued and outstanding common shares. Concurrently, the Company paid an additional Cdn$1 million to acquire a right of first refusal on any new streaming or royalty transactions on precious metals on the Adventus existing properties in Ecuador and a right of first offer on any subsequently acquired properties in Ecuador (the “Adventus ROFR”).

The shares of Tradewind and Adventus have been classified as part of the Other long-term investments in these financial statements, while the Adventus ROFR has been classified as a component of Other non-current assets on the balance sheet.

Disposal of Long-Term Investments

On August 10, 2018, South32 Limited announced that it had completed its acquisition of all the issued and outstanding common shares of Arizona Mining Inc. (“Arizona Mining”), which resulted in a disposition of the Company’s investment in Arizona Mining for total proceeds of $48 million (Cdn$62 million), and a realized gain of $34 million.

During the three months ended September 30, 2019, the Company disposed of 675,000 shares of First Majestic Silver Corp. (“First Majestic”), thereby reducing its ownership position to under 10% of the issued and outstanding common shares. Additionally, during the quarter the Company disposed of several investments which were no longer considered to have strategic value. These investments had been classified as “Other” long-term investments.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [73]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

17.	Property, Plant and Equipment

	September 30, 2019
(in thousands)	Leasehold Improvements	Right of Use Assets - Property	Other	Total
Cost

Balance - January 1, 2019	$4,378	$-	$3,318	$7,696

Additions upon adoption of IFRS 16	-	4,679	-	4,679

Additions	9	-	410	419

Disposals	(7)	-	(29)	(36)

Balance - September 30, 2019	$4,380	$4,679	$3,699	$12,758

Accumulated Depreciation

Balance - January 1, 2019	$(2,024)	$-	$(2,046)	$(4,070)

Disposals	7	-	29	36

Depreciation	(376)	(533)	(302)	(1,211)

Balance - September 30, 2019	$(2,393)	$(533)	$(2,319)	$(5,245)

Net book value - September 30, 2019	$1,987	$4,146	$1,380	$7,513

18.	Credit Facilities

18.1.	Bank Debt

(in thousands)	September 30 2019	December 31 2018
Current portion	$-	$-

Long-term portion	1,013,500	1,264,000

Gross bank debt outstanding [1]	$1,013,500	$1,264,000

1)	There is $6 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as a long-term asset under the classification Other (see Note 25).

On February 27, 2019, the term of the Company’s $2 billion revolving term loan (“Revolving Facility”) was extended by an additional year, with the facility now maturing on February 27, 2024. The Company incurred fees of $1 million in relation to this extension.

The Company’s Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants as at September 30, 2019.

At the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.20% to 2.20%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.20% to 1.20%. Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company’s leverage ratio.

The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

18.2.	Letters of Guarantee

On March 15, 2016, the Company entered into a letter of guarantee in favour of Her Majesty the Queen in Right of Canada, as represented by the Minister of National Revenue in the amount of Cdn$192 million. On March 15, 2017 and 2018, additional letters of guarantee in the amount of Cdn$11 million and Cdn$10 million, respectively, were delivered to the Canada Revenue Agency (“CRA”) as security for additional estimated interest for the respective following year.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [74]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

The letters of guarantee, which carried an annual fee of 100 basis points, were cancelled effective December 18, 2018.

18.3.	Lease Liabilities

The lease liability relative to the Company’s offices located in Vancouver, Canada and the Cayman Islands is as follows:

(in thousands)	September 30 2019	December 31 2018
Current portion	$657	$-

Long-term portion	3,632	-

Total lease liability	$4,289	$-

The maturity analysis of these leases is as follows:

(in thousands)	September 30 2019
Not later than 1 year	$657

Later than 1 year and not later than 5 years	3,081

Later than 5 years	551

Total lease liability	$4,289

18.4.	Finance Costs

A summary of the Company’s finance costs relative to the above facilities during the period is as follows:

		Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	Note	2019	2018	2019	2018

Interest Expense During Period

Average principal outstanding during period		$1,078,533	$1,309,933	$1,156,572	$894,989

Average effective interest rate during period	18.1	4.02%	3.61%	4.19%	3.43%

Total interest expense incurred during period		$10,840	$11,806	$36,350	$23,055

Costs related to undrawn credit facilities	18.1	986	654	2,696	3,072

Interest expense - lease liabilities	18.3	45	-	123	-

Letters of guarantee	18.2	-	417	(46)	1,224

Total finance costs		$11,871	$12,877	$39,123	$27,351

19.	Issued Capital

(in thousands)	Note	September 30 2019	December 31 2018

Issued capital

Share capital issued and outstanding: 447,198,594 common shares (December 31, 2018: 444,336,361 common shares)	19.1	$3,583,654	$3,516,437

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [75]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

19.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at September 30, 2019, the Company had no preference shares outstanding.

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2018 to September 30, 2019 is presented below:

	Number of Shares	Weighted Average Price

At January 1, 2018	442,724,309

Share purchase options exercised [1]	46,800	Cdn$24.28

Restricted share units released [1]	70,360	$0.00

Dividend reinvestment plan [2]	718,453	US$21.09

At June 30, 2018	443,559,922

Restricted share units released [1]	2,585	Cdn$0.00

Dividend reinvestment plan [2]	396,536	US$15.25

At September 30, 2018	443,959,043

Restricted share units released [1]	31,233	US$0.00

Dividend reinvestment plan [2]	346,085	US$15.91

At December 31, 2018	444,336,361

Share purchase options exercised [1]	1,035,790	Cdn$26.42

Restricted share units released [1]	130,915	$0.00

Dividend reinvestment plan [2]	762,422	US$21.89

At June 30, 2019	446,265,488

Share purchase options exercised [1]	668,730	Cdn$25.17

Restricted share units released [1]	2,755	$0.00

Dividend reinvestment plan [2]	261,621	US$29.00

At September 30, 2019	447,198,594

1)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2)

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 3%.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [76]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

19.2.	Dividends Declared

	Three Months Ended September 30				Nine Months Ended September 30
	2019		2018		2019		2018
Dividends declared per share	$0.09		$0.09		$0.27		$0.27

Average number of shares eligible for dividend (000’s)	446,630		443,562		445,941		443,185

Total dividends paid	$40,197		$39,921		$120,404		$119,660

Paid as follows:
Cash	$32,609	81%	$33,873	85%	$96,124	80%	$98,462	82%

DRIP [2]	7,588	19%	6,048	15%	24,280	20%	21,198	18%

Total dividends paid	$40,197	100%	$39,921	100%	$120,404	100%	$119,660	100%

Shares issued under the DRIP	378,135		396,536		1,140,557		1,114,989

1)	US dollars in thousands, except per share amounts.
2)

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

3)	As at September 30, 2019, cumulative dividends of $1,038 million have been declared and paid by the Company.

20.	Reserves

(in thousands)	Note	September 30 2019	December 31 2018

Reserves

Share purchase warrants	20.1	$83,077	$83,077

Share purchase options	20.2	24,716	31,002

Restricted share units	20.3	5,601	5,970

Long-term investment revaluation reserve, net of tax	20.4	(25,636)	(112,156)

Total reserves		$87,758	$7,893

20.1.	Share Purchase Warrants

The Company’s share purchase warrants (“warrants”) are presented below:

	Number of Warrants	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve

Warrants outstanding	10,000,000	$43.75	1.00	$83,077

The warrants, which expire on February 28, 2023, were valued using a Black-Scholes option pricing model. Each warrant entitles the holder the right to purchase one of the Company’s common shares.

20.2.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [77]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing 30-month historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018

Black-Scholes weighted average assumptions

Grant date share price and exercise price	n/a	n/a	Cdn$32.88	Cdn$26.25

Expected dividend yield	n/a	n/a	1.49%	1.73%

Expected volatility	n/a	n/a	31%	35%

Risk-free interest rate	n/a	n/a	1.60%	1.91%

Expected option life, in years	n/a	n/a	2.5	2.5

Weighted average fair value per option granted	n/a	n/a	Cdn$6.10	Cdn$5.49

Number of options issued during the period	-	-	583,500	549,210

Total fair value of options issued (000’s)	$-	$-	$2,652	$2,347

At September 30, 2019, there were 2,729,705 share purchase options outstanding with a weighted average exercise price of Cdn$26.89 per option. For the comparable period in 2018, there were 3,883,350 share purchase options outstanding with a weighted average exercise price of Cdn$25.50 per option.

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2018 to September 30, 2019 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price

At January 1, 2018	4,232,260	Cdn$26.71

Granted (fair value - $2 million or Cdn$5.49 per option)	549,210	26.25

Exercised	(46,800)	24.28

Forfeited	(2,820)	26.98

Expired	(844,000)	32.70

At June 30, 2018	3,887,850	Cdn$25.58

Forfeited	(4,500)	30.65

At September 30 and December 31, 2018	3,883,350	Cdn$25.50

Granted (fair value - $3 million or Cdn$6.10 per option)	583,500	32.88

Exercised	(1,035,790)	26.42

Expired	(17,150)	30.69

Forfeited	(6,095)	29.91

At June 30, 2019	3,407,815	Cdn$26.52

Exercised	(668,730)	25.17

Forfeited	(9,380)	31.77

At September 30, 2019	2,729,705	Cdn$26.89

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [78]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

As it relates to share purchase options, during the three months ended September 30, 2019, the weighted average share price at the time of exercise was Cdn$37.96 per share (nine months - Cdn$34.21 per share), as compared to Cdn$28.10 per share during the nine months ended September 30, 2018.

20.3.	Restricted Share Units (“RSUs”)

The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company’s Board of Directors or the Company’s Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification General and Administrative.

A continuity schedule of the Company’s restricted share units outstanding from January 1, 2018 to September 30, 2019 is presented below:

	Number of RSUs Outstanding	Weighted Average Intrinsic Value at Date Granted

At January 1, 2018	313,846	$20.71

Granted (fair value - $3 million)	161,060	20.42

Released	(70,360)	20.98

Forfeited	(595)	20.48

At June 30, 2018	403,951	$20.54

Released	(2,585)	18.98

At September 30, 2018	401,366	$20.55

Released	(31,233)	22.84

At December 31, 2018	370,133	$20.36

Granted (fair value - $3 million)	132,610	24.50

Released	(130,915)	20.85

Forfeited	(1,110)	22.37

At June 30, 2019	370,718	$21.66

Released	(2,755)	19.16

Forfeited	(1,650)	23.76

At September 30, 2019	366,313	$21.67

During the three months ended September 30, 2019, no RSUs were issued by the Company (nine months - 132,610 RSUs with a fair value of $3 million or Cdn$32.89 per RSU). For the same period in 2018, no RSUs were issued by the Company (nine months - 161,060 RSUs with a fair value of $3 million or Cdn$26.25 per RSU).

As of September 30, 2019, there were 366,313 RSUs outstanding. For the comparable period in 2018, there were 401,366 RSUs outstanding.

20.4.	Long-Term Investment Revaluation Reserve

The Company’s long-term investments in common shares (Note 16) are held for long-term strategic purposes and not for trading purposes. Upon the application of IFRS 9, Financial Instruments, the Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [79]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2018 to September 30, 2019 is presented below:

(in thousands)		Change in Fair Value	Deferred Tax Recovery (Expense)	Total
At January 1, 2018		$(38,110)	$(1,937)	$(40,047)

Unrealized gain (loss) on LTIs [1]		13,535	(3,691)	9,844

At June 30, 2018		$(24,575)	$(5,628)	$(30,203)

Unrealized gain (loss) on LTIs [1]		(49,846)	870	(48,976)

Reallocate reserve to retained earnings upon disposal of LTIs [1]		(34,061)	4,599	(29,462)

At September 30, 2018		$(108,482)	$(159)	$(108,641)

Unrealized gain (loss) on LTIs [1]		(3,674)	159	(3,515)

At December 31, 2018		$(112,156)	$-	$(112,156)

Unrealized gain (loss) on LTIs [1]		50,672	(2,000)	48,672

At June 30, 2019		$(61,484)	$(2,000)	$(63,484)

Unrealized gain (loss) on LTIs [1]		34,815	(2,733)	32,082

Reallocate reserve to retained earnings upon disposal of LTIs [1]	16	5,766	-	5,766

At September 30, 2019		$(20,903)	$(4,733)	$(25,636)

1)	LTIs refers to long-term investments in common shares held.

21.	Stock Based Compensation

The Company’s stock based compensation consists of share purchase options (Note 20.2), restricted share units (Note 20.3) and performance share units (Note 21.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

21.1.	Performance Share Units (“PSUs”)

The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the Philadelphia Gold and Silver Index and the price of gold and silver.

Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

During the three months ended September 30, 2019, the Company did not issue any PSUs (nine months - 191,410 PSUs). For the comparable period of 2018, the Company did not issue any PSUs (nine months - 220,260 PSUs).

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [80]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) and the Company’s PSU accrual from January 1, 2018 to September 30, 2019 is presented below:

	Number of PSUs Outstanding	PSU accrual liability

At January 1, 2018	656,599	$1,430

Granted	220,260	-

Accrual related to the fair value of the PSUs outstanding	-	3,499

Foreign exchange adjustment	-	(52)

Paid [1]	(218,615)	-

Forfeited	(2,517)	(6)

At June 30, 2018	655,727	$4,871

Accrual related to the fair value of the PSUs outstanding	-	(85)

Foreign exchange adjustment	-	70

At September 30, 2018	655,727	$4,856

Accrual related to the fair value of the PSUs outstanding	-	6,103

Foreign exchange adjustment	-	(203)

At December 31, 2018	655,727	$10,756

Granted	191,410	-

Accrual related to the fair value of the PSUs outstanding	-	9,541

Foreign exchange adjustment	-	334

Paid	(229,050)	(9,325)

Forfeited	(8,245)	(15)

At June 30, 2019	609,842	$11,291

Accrual related to the fair value of the PSUs outstanding	-	4,803

Foreign exchange adjustment	-	(109)

Forfeited	(5,150)	-

At September 30, 2019	604,692	$15,985

1)	The PSUs paid out during 2018 had a performance factor of 0% resulting in a cash disbursement of $Nil.

A summary of the PSUs outstanding at September 30, 2019 is as follows:

Year of Grant	Year of Maturity	Number outstanding	Estimated Value Per PSU at Maturity	Anticipated Performance Factor at Maturity	Percent of Vesting Period Complete at September 30, 2019	PSU Liability at Sept 30, 2019
2017	2020	204,142	$27.97	197%	85%	$9,512
2018	2021	213,820	$27.97	168%	54%	5,481
2019	2022	186,730	$27.96	106%	18%	992

		604,692				$15,985

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [81]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

22.	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company’s common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2019	2018	2019	2018

Basic weighted average number of shares outstanding	446,802	443,634	445,598	443,188

Effect of dilutive securities

Share purchase options	783	83	578	164

Restricted share units	264	403	291	375

Diluted weighted average number of shares outstanding	447,849	444,120	446,467	443,727

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$35.58 (nine months - Cdn$31.18), compared to Cdn$25.19 (nine months - Cdn$26.33) for the comparable period in 2018.

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2019	2018	2019	2018

Share purchase options	8	2,788	573	697

Share purchase warrants	10,000	10,000	10,000	10,000

Total	10,008	12,788	10,573	10,697

23.	Supplemental Cash Flow Information

Change in Non-Cash Working Capital

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2019	2018	2019	2018

Change in non-cash working capital

Accounts receivable	$(2,288)	$6,494	$(1,424)	$2,714

Accounts payable and accrued liabilities	3,797	(3,718)	1,530	(2,901)

Other	584	925	(527)	(955)

Total change in non-cash working capital	$2,093	$3,701	$(421)	$(1,142)

Cash Outflow Relative to Leases

During the nine months ended September 30, 2019, the total cash outflows relative to the Company’s leases was $479,000.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [82]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

Non-Cash Transactions – Receipt of Shares as Consideration for Contract Amendments

As more fully described in note 10, during 2018 the company received 20,914,590 First Majestic common shares with a fair value of $151 million as partial consideration for the termination of the previously owned San Dimas SPA.

Non-Cash Transactions – Payment of Dividends Under DRIP

As more fully described in Note 19.2, during the nine months ended September 30, 2019, the Company declared and paid dividends to its shareholders in the amount of $0.27 per common share for total dividends of $120 million. Approximately 20% of shareholders elected to have their dividends reinvested in common shares of the Company under the Company’s dividend reinvestment plan (“DRIP”). As a result, $96 million of dividend payments were made in cash and $24 million in common shares issued. For the comparable period in 2018, the Company declared and paid dividends to its shareholders in the amount of $0.27 per common share for total dividends of $120 million, with the payment being comprised of $99 million in cash and $21 million in common shares issued.

24.	Income Taxes

A summary of the Company’s income tax expense (recovery) is as follows:

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended September 30, 2019		Nine Months Ended September 30

(in thousands)	2019	2018	2019	2018
Current income tax expense	$20	$24	$124	$75

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	$1,360	$575	$5,645	$2,465

Write down (reversal of write down) or recognition of prior period temporary differences	(4,131)	306	(11,387)	(5,345)

Total deferred income tax expense (recovery)	$(2,771)	$881	$(5,742)	$(2,880)
Income tax expense (recovery) recognized in net earnings	$(2,751)	$905	$(5,618)	$(2,805)

Income tax recognized as a component of OCI is comprised of the following:

	Three Months Ended September 30, 2019		Nine Months Ended September 30

(in thousands)	2019	2018	2019	2018

Income tax expense (recovery) related to LTIs - common shares held	$2,733	$(870)	$4,733	$2,821

Income tax expense (recovery) recognized in OCI	$2,733	$(870)	$4,733	$2,821

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [83]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

Income tax recognized directly in equity is comprised of the following:

	Three Months Ended September 30, 2019		Nine Months Ended September 30

(in thousands)	2019	2018	2019	2018
Income tax expense (recovery) related to share issue costs	$45	$-	$1,032	$89
Income tax expense (recovery) recognized in equity	$45	$-	$1,032	$89

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended September 30, 2019		Nine Months Ended September 30

(in thousands)	2019	2018	2019	2018

Earnings before income taxes	$73,209	$34,926	$2,997	$417,482

Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%

Income tax expense (recovery) based on above rates	$19,767	$9,430	$809	$112,720

Non-deductible stock based compensation and other	664	719	2,460	2,634

Differences in tax rates in foreign jurisdictions	(22,349)	(13,546)	(56,110)	(120,471)

Current period unrecognized temporary differences - impairments	-	-	44,796	-

Current period unrecognized temporary differences - other	3,298	3,996	13,814	7,657

Write down (reversal of write down) or recognition of prior period temporary differences	(4,131)	306	(11,387)	(5,345)

Income tax expense (recovery)	$(2,751)	$905	$(5,618)	$(2,805)

The majority of the Company’s income generating activities, including the sale of precious metals, is conducted by its 100% owned subsidiary Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to income tax.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [84]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

The recognized deferred income tax assets and liabilities are offset on the balance sheet and relate to Canada, except for the foreign withholding tax. The movement in deferred income tax assets and liabilities for the nine months ended September 30, 2019 and the year ended December 31, 2018 is shown below:

	Nine Months Ended September 30, 2019
Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance
Deferred tax assets

Non-capital loss carryforward [1]	$3,823	$904	$-	$(974)	$3,753

Capital loss carryforward [2]	-	4,733	502	-	5,235

Other [3]	387	188	-	-	575

Deferred tax liabilities

Interest capitalized for accounting	(87)	-	-	-	(87)

Debt and share financing fees [4]	(591)	(60)	-	(58)	(709)

Unrealized gains on long-term investments	-	-	(5,235)	-	(5,235)

Mineral stream interests [5]	(3,532)	-	-	-	(3,532)

Foreign withholding tax	(111)	(23)	-	-	(134)

Total	$(111)	$5,742	$(4,733)	$(1,032)	$(134)

1)	As at September 30, 2019, the Company had recognized the tax effect on $14 million of non-capital losses against deferred tax liabilities on income account.
2)	As at September 30, 2019, the Company had recognized net capital losses of $19 million to offset unrealized taxable capital gains on long-term investments.
3)	Other includes capital assets, charitable donation carryforward, and PSU accrual.
4)

Debt and share financing fees are deducted over a five year period for Canadian income tax purposes. For accounting purposes, debt financing fees are deducted over the term of the credit facility and share financing fees are charged directly to issued capital.

5)

The Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding (where applicable to an agreement), and the cash cost thereafter. For accounting purposes, the cost of the mineral stream interests is depleted on a unit-of-production basis as described in Note 4.2.

	Year Ended December 31, 2018

Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	LTI Disposition		Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance

Deferred tax assets

Non-capital loss carryforward	$3,848	$(2,057)	$		$-	$2,032	$3,823

Long-term investments	-	-			-	-	-

Capital loss carryforward	1,965	2,633		(4,598)	-	-	-

Foreign exchange on investments	-	-			-	-	-

Other	147	240			-	-	387

Deferred tax liabilities

Interest capitalized for accounting	(87)	-			-	-	(87)

Debt and share financing fees	(375)	(107)			-	(109)	(591)

Kutcho Convertible Note	(29)	29			-	-	-

Unrealized gains on long-term investments	(1,937)	1		4,598	(2,662)	-	-

Mineral stream interests	(3,532)	-			-	-	(3,532)

Foreign withholding tax	(76)	(35)			-	-	(111)

Total	$(76)	$704		$-	$(2,662)	$1,923	$(111)

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [85]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

Deferred income tax assets in Canada not recognized are shown below:

(in thousands)	September 30 2019	December 31 2018

Non-capital loss carryforward [1]	$20,874	$7,209

Debt and equity financing fees	2,182	4,474

Mineral stream interests	109,234	67,717

Other	3,566	3,656

Capital loss carryforward [2]	3,743	7,723

Kutcho Convertible Note	836	648

Unrealized losses on long-term investments	8,420	15,907

Total	$148,855	$107,334

1)	As at September 30, 2019, the Company had not recognized the tax effect on $77 million of non-capital losses as a deferred tax asset.
2)	As at September 30, 2019, the Company had not recognized the tax effect on $14 million of net capital losses as a deferred tax asset.

In June 2019, the Company received Notices of Reassessment for the 2005 to 2017 taxation years (the “International Reassessments”) relating to the settlement reached with the Canada Revenue Agency (“CRA”) on December 13, 2018 (the “CRA Settlement”). These reassessments resulted in total tax of approximately $4.3 million (Cdn$5.6 million) and interest and other penalties of approximately $4.4 million (Cdn$5.7 million), consistent with the amounts accrued in the Company’s results for the year ended December 31, 2018. The Company believes the interest should be lower by approximately $1.4 million (Cdn$1.9 million) and has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the CRA’s computation of interest.

The 2012 to 2015 taxation years remain under audit for international transactions and the 2016 to 2018 taxation years remain open to audit. The transfer pricing principles in the CRA Settlement apply to all of those taxation years and on a go forward basis, subject to there being no material change in facts or change in law or jurisprudence.

25.	Other Long-Term Assets

The composition of other long-term assets are shown below:

(in thousands)	Note	September 30 2019	December 31 2018

Intangible assets		$4,129	$3,291

Debt issue costs - Revolving Facility	18.1	5,519	5,507

Other		3,768	1,517

Total other long-term assets		$13,416	$10,315

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [86]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

26.	Commitments and Contingencies

Mineral Stream Interests

The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver and palladium and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased								Per Unit of Measurement Cash Payment [1,2]								Term of Agreement	Date of Original Contract
	Gold		Silver		Palladium		Cobalt		Gold		Silver		Palladium		Cobalt
Peñasquito	0%		25%		0%		0%		n/a		$4.21		n/a		n/a		Life of Mine	24-Jul-07
Constancia	50%	³	100%		0%		0%		$404	[4]	$5.96	[4]	n/a		n/a		Life of Mine	8-Aug-12
Salobo	75%		0%		0%		0%		$404		n/a		n/a		n/a		Life of Mine	28-Feb-13
Sudbury	70%		0%		0%		0%		$400		n/a		n/a		n/a		20 years	28-Feb-13
Antamina	0%		33.75%		0%		0%		n/a		variable	[5]	n/a		n/a		Life of Mine	3-Nov-15
San Dimas	variable	[6]	0%	[6]	0%		0%		$600		n/a		n/a		n/a		Life of Mine	10-May-18
Stillwater	100%		0%		4.5%	[7]	0%		variable	[8]	n/a		variable	[8]	n/a		Life of Mine	16-Jul-18
Voisey’s Bay	0%		0%		0%		42.4%	[9]	n/a		n/a		n/a		variable	[10]	Life of Mine	11-Jun-18
Other
Los Filos	0%		100%		0%		0%		n/a		$4.43		n/a		n/a		25 years	15-Oct-04
Zinkgruvan	0%		100%		0%		0%		n/a		$4.39		n/a		n/a		Life of Mine	8-Dec-04
Yauliyacu	0%		100%	[11]	0%		0%		n/a		$8.89	¹²	n/a		n/a		Life of Mine	23-Mar-06
Stratoni	0%		100%		0%		0%		n/a		$9.33	¹³	n/a		n/a		Life of Mine	23-Apr-07
Neves-Corvo	0%		100%		0%		0%		n/a		$4.30		n/a		n/a		50 years	5-Jun-07
Aljustrel	0%		100%	[14]	0%		0%		n/a		variable	¹[5]	n/a		n/a		50 years	5-Jun-07
Minto	100%	[16]	100%	[16]	0%		0%		$325	[17]	$4.22		n/a		n/a		Life of Mine	20-Nov-08
Keno Hill	0%		25%		0%		0%		n/a		variable	[18]	n/a		n/a		Life of Mine	2-Oct-08
Pascua-Lama	0%		25%		0%		0%		n/a		$3.90		n/a		n/a		Life of Mine	8-Sep-09
Rosemont	100%		100%		0%		0%		$450		$3.90		n/a		n/a		Life of Mine	10-Feb-10
Loma de La Plata	0%		12.5%		0%		0%		n/a		$4.00		n/a		n/a		Life of Mine	n/a	[19]
777	50%		100%		0%		0%		$420	[4]	$6.20	[4]	n/a		n/a		Life of Mine	8-Aug-12
Early Deposit
Toroparu	10%		50%		0%		0%		$400		$3.90		n/a		n/a		Life of Mine	11-Nov-13
Cotabambas	25%	[20]	100%	[20]	0%		0%		$450		$5.90		n/a		n/a		Life of Mine	21-Mar-16
Kutcho	100%	[21]	100%	[21]	0%		0%		variable	²²	variable	²²	n/a		n/a		Life of Mine	12-Dec-17

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)

All amounts are measured on a per ounce basis with the exception of cobalt which is measured on a per pound basis. Should the prevailing market price for the applicable metal be lower than this amount, the per ounce or per pound cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.35 per ounce, subject to an annual inflationary factor.

3)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
4)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
5)	The Company is committed to pay Glencore 20% of the spot price of silver for each ounce of silver delivered under the Antamina PMPA.
6)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

7)

The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

8)

The Company is committed to pay Sibanye 18% of the spot price of gold and palladium for each ounce of gold and palladium delivered under the Stillwater mines PMPA until the market value of gold and palladium delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

9)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production to be purchased will be reduced to 21.2%.
10)

The Company is committed to pay Vale 18% of the spot price of cobalt per pound of cobalt delivered under the agreement until the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit, and 22% of the spot price thereafter.

11)	Wheaton is committed to purchase from Glencore a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
12)

Should the market price of silver exceed $20 per ounce, in addition to the $8.89 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.89 per ounce of silver delivered.

13)

In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Wheaton and Eldorado Gold agreed to modify the Stratoni PMPA. The primary modification is to increase the production price per ounce of silver delivered to Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Wheaton’s defined area of interest (“Expansion Drilling”); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated. The figures in the above table reflect the fact that Eldorado completed 20,000 meters of Expansion Drilling in June 2019.

14)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
15)	In respect of the Aljustrel PMPA, the Company is committed to pay Almina 50% of the amount received under the respective concentrate sales contracts.
16)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. The Minto mine was placed into care and maintenance in October 2018.
17)

The Company has amended the Minto PMPA such that the per ounce cash payment per ounce of gold delivered will be 75% of the spot price of gold for each ounce of gold delivered under the Minto PMPA. This amended pricing will end on the earlier of (i) 14 months after the first delivery is due; or (ii) once 11,000 ounces of gold have been delivered to the Company. Once this amended pricing ends, the per ounce cash payment per ounce of gold delivered will be $325, subject to an increase in periods where the market price of copper is lower than $2.50 per pound.

18)	The production payment related to the Keno Hill silver interest is a function of the silver head grade and silver spot price in the month in which the silver is produced.
19)	Terms of the agreement not yet finalized.
20)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

21)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.
22)	The Company is committed to pay Kutcho 20% of the spot price of gold and silver for each ounce of gold and silver delivered under the Kutcho Early Deposit Agreement.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [87]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2019	2020 - 2022	2023 - 2024	After 2024	Sub-Total	Other Commitments	Total

Bank debt [1]	$-	$-	$1,013,500	$-	$1,013,500	$-	$1,013,500

Interest [2]	9,521	75,085	29,692	-	114,298	-	114,298

Payments for mineral stream interest [3]

Rosemont [4]	-	-	-	-	-	231,150	231,150

Loma de La Plata	-	-	-	-	-	32,400	32,400

Payments for early deposit mineral stream interest

Toroparu	-	-	-	-	-	138,000	138,000

Cotabambas	-	4,500	1,000	-	5,500	126,000	131,500

Kutcho	-	-	-	-	-	58,000	58,000

Operating leases	201	1,744	1,108	231	3,284	-	3,284

Total contractual obligations	$9,722	$81,329	$1,045,300	$231	$1,136,582	$585,550	$1,722,132

1)	At September 30, 2019, the Company had $1 billion drawn and outstanding on the Revolving Facility.
2)

As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at September 30, 2019 does not change until the debt maturity date.

3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section on the following page).
4)	Includes contingent transaction costs of $1 million.

Rosemont

Effective February 8, 2019, the Company amended the Rosemont PMPA. In connection with the amended Rosemont PMPA, the Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Rosemont project and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Rosemont project exceed $98 million. Under the amendment, the Company is now permitted to elect to pay the deposit in cash or the delivery of common shares and Hudbay has provided a corporate guarantee. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

On August 1, 2019, Hudbay announced that the U.S. District Court for the District of Arizona (“Court”) issued a ruling in the lawsuits challenging the U.S. Forest Service’s issuance of the Final Record of Decision (“FROD”) for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD such that Rosemont cannot proceed with construction at this time. Hudbay states that they will be appealing the Court’s decision to the U.S. Ninth Circuit Court of Appeals.

Loma de La Plata

In connection with the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“Pan American”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Toroparu

In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Sandspring an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2019 if the feasibility documentation has not been delivered to Wheaton by such date, Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton elects to terminate, Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton elects to reduce the streams, Sandspring may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million which is non-refundable. Sandspring has filed a Preliminary Economic Assessment defining the re-scoping of the Toroparu project, including a revised operating plan.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [88]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

Cotabambas

In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $9 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $5 million to Panoro, spread over up to five years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company.

Kutcho

In connection with the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Salobo

The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum (“Mtpa”). In October 2018, Vale’s Board of Directors approved the investment in the Salobo III mine expansion (the “Salobo Expansion”). The Salobo Expansion is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022 with a ramp-up of 15 months, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up.

If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021. Based on Vale’s estimated size and timing of the Salobo Expansion, the Company estimates that an expansion payment of between $550 million to $650 million would be payable. Given Vale’s proposed schedule, this payment would likely become payable in 2023 though the actual amount and timing of the expansion payment may significantly differ from this estimate.

Canada Revenue Agency – Canada Revenue Agency – 2013-2015 Taxation Years - Domestic Reassessments

On July 24, 2018, the Company received a Notice of Reassessment for the 2013 taxation year (the “2013 Domestic Reassessment”) in which the CRA is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs in respect of Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine. On June 12, 2019, the Company received Notices of Reassessment for the 2014 and 2015 taxation years (together with the 2013 Domestic Reassessment, the “Domestic Reassessments”) in which the CRA applied the methodology in the 2013 Domestic Reassessment to the 2014 and 2015 taxation years. In total, the Domestic Reassessments resulted in tax, interest and other penalties of approximately $7 million for the 2013 through 2015 taxation years.

The Company’s position, as reflected in its Canadian income tax returns and consistent with the terms of the PMPAs, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter. Management believes the Company’s position is correct and that it has filed its tax returns and paid applicable taxes in compliance with Canadian tax law. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order challenge the Domestic Reassessments.

If CRA were to apply the methodology in the Domestic Reassessments to the 2016 to 2018 taxation years, the Company estimates that losses would arise in the 2016 to 2018 taxation years that could be carried back to reduce tax and interest relating to the Domestic Reassessments by approximately $5 million such that the total tax, interest and other penalties relating to the Domestic Reassessments for the years 2013 through 2015 would be approximately $2 million. The 2016 to 2018 taxation years remain open to a domestic audit.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [89]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

U.S. Shareholder Class Action

During July 2015, after the Company disclosed that the CRA was proposing that they would issue notices of reassessment for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years (the “Reassessments”), two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the proposal (the “Complaints”).

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Defendants”) and a lead plaintiff (the “Plaintiff”) was selected. The Plaintiff filed a consolidated amended complaint in December 2015, which focuses on the Reassessments and asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”).

At a hearing on June 6, 2016, the Court denied the Defendants’ motion to dismiss. A denial of such a motion is not a ruling on the merits of the claims in the lawsuit. Certification of the class was granted by the Court on May 11, 2017, and the Court certified a class of persons who purchased or otherwise acquired the Company’s securities in the United States between March 30, 2011 to July 6, 2015.

On March 27, 2018, the court granted Plaintiff’s motion for leave to file a Second Amended Complaint, which alleges that Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company’s business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Exchange Act, and adds a claim under Section 10(b) against our auditors. Defendants filed motions to dismiss the Second Amended Complaint, however on March 29, 2019 the court issued a ruling denying the motions filed by us and our auditors. No trial date is currently set for this matter.

The Company believes the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

Canadian Shareholder Class Action

By Notice of Action dated August 10, 2016 (as amended September 2, 2016), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The statement of claim filed alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario), common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The statement of claim purports to be brought on behalf of persons who (i) acquired Wheaton common shares in Wheaton’s March 2015 public offering, and (ii) acquired Wheaton common shares in the secondary market, other than in the United States, during an alleged class period of August 14, 2013 to July 6, 2015 inclusive.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

Other

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and the matters disclosed in Note 24. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [90]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

27.	Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer (“CEO”), who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended September 30, 2019
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$92,796	$25,477	$24,164	$43,155	$68,949	$2,627,534

Sudbury [2]	11,176	3,041	6,227	1,908	7,828	350,101

Constancia	6,978	1,914	1,713	3,351	5,234	112,252

San Dimas	16,737	6,893	3,521	6,323	9,571	197,927

Stillwater	4,876	871	1,720	2,285	4,005	231,512

Other [3]	6,870	1,958	2,158	2,754	4,912	15,089

Total gold interests	$139,433	$40,154	$39,503	$59,776	$100,499	$3,534,415

Silver

Peñasquito	$20,721	$5,190	$3,776	$11,755	$15,531	$378,587

Antamina	17,792	3,662	9,245	4,885	14,420	679,521

Constancia	8,764	3,101	3,911	1,752	6,953	233,225

Other [1]	29,354	11,189	4,655	13,510	16,895	492,029

Total silver interests	$76,631	$23,142	$21,587	$31,902	$53,799	$1,783,362

Palladium

Stillwater	$7,531	$1,328	$2,306	$3,897	$6,203	$252,465

Cobalt

Voisey’s Bay	$-	$-	$-	$-	$-	$227,510

Total mineral stream interests	$223,595	$64,624	$63,396	$95,575	$160,501	$5,797,752

Other
General and administrative				$(14,028)	$(6,823)
Finance costs				(11,871)	(9,122)
Other				3,533	(505)
Income tax recovery				2,751	(1,751)

Total other				$(19,615)	$(18,201)	$461,107

Consolidated				$75,960	$142,300	$6,258,859

1)	See Note 11 for more information.
2)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
3)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777 gold interest and the non-operating Minto and Rosemont gold interests.

4)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, and 777 silver interests and the non-operating Keno Hill, Minto, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [91]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

Three Months Ended September 30, 2018
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$78,815	$26,056	$25,155	$27,604	$52,760	$2,735,159

Sudbury [1]	3,117	1,024	2,035	58	1,948	370,331

Constancia	3,625	1,192	1,115	1,318	2,433	118,910

San Dimas	11,725	5,863	5,434	428	5,862	212,915

Stillwater	2,500	450	1,092	958	2,049	238,033

Other [2]	8,230	2,702	3,222	2,306	5,390	23,728

Total gold interests	$108,012	$37,287	$38,053	$32,672	$70,442	$3,699,076

Silver

Peñasquito	$18,544	$5,175	$3,667	$9,702	$13,369	$391,385

Antamina	19,956	3,967	11,591	4,398	16,235	721,388

Constancia	8,561	3,345	4,050	1,166	5,216	250,724

Other [3]	27,194	12,808	5,629	8,757	15,191	506,353

Total silver interests	$74,255	$25,295	$24,937	$24,023	$50,011	$1,869,850

Palladium

Stillwater	$3,502	$620	$1,694	$1,188	$2,882	$261,796

Cobalt

Voisey’s Bay	$-	$-	$-	$-	$-	$393,406

Total mineral stream interests	$185,769	$63,202	$64,684	$57,883	$123,335	$6,224,128

Other

General and administrative				$(8,779)	$(5,464)

Finance costs				(12,877)	(8,351)

Other				(1,301)	(365)

Income tax expense				(905)	(742)

Total other				$(23,862)	$(14,922)	$361,890

Consolidated				$34,021	$108,413	$6,586,018

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto and 777 gold interests and the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance in October 2018.

3)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Minto, and 777 silver interests and the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Minto mine was placed into care and maintenance in October 2018.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [92]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

Nine Months Ended September 30, 2019
(in thousands)	Sales	Cost of Sales	Depletion	Gross Margin	Impairment Charges [1]	Net (Loss) Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$279,196	$82,795	$78,526	$117,875	$-	$117,875	$203,203	$2,627,534

Sudbury [2]	27,283	7,989	16,362	2,932	-	2,932	19,043	350,101

Constancia	20,035	5,882	5,295	8,858	-	8,858	14,323	112,252

San Dimas	45,468	20,026	10,268	15,174	-	15,174	27,572	197,927

Stillwater	12,963	2,311	4,915	5,737	-	5,737	10,652	231,512

Other [3]	23,758	6,987	6,270	10,501	-	10,501	17,149	15,089

Total gold interests	$408,703	$125,990	$121,636	$161,077	$-	$161,077	$291,942	$3,534,415

Silver

Peñasquito	$52,603	$13,928	$10,135	$28,540	$-	$28,540	$38,675	$378,587

Antamina	55,066	11,079	30,556	13,431	-	13,431	44,277	679,521

Constancia	27,254	10,254	13,006	3,994	-	3,994	18,289	233,225

Other [4]	72,182	29,596	10,624	31,962	-	31,962	41,932	492,029

Total silver interests	$207,105	$64,857	$64,321	$77,927	$-	$77,927	$143,173	$1,783,362

Palladium

Stillwater	$22,302	$3,949	$7,223	$11,130	$-	$11,130	$18,353	$252,465

Cobalt

Voisey’s Bay	$-	$-	$-	$-	$165,912	$(165,912)	$-	$227,510

Total mineral stream interests	$638,110	$194,796	$193,180	$250,134	$165,912	$84,222	$453,468	$5,797,752

Other

General and administrative						$(42,811)	$(40,713)

Finance costs						(39,123)	(35,197)

Other						709	(2,471)

Income tax recovery						5,618	(5,334)

Total other						$(75,607)	$(83,715)	$461,107

Consolidated						$8,615	$369,753	$6,258,859

1)	See Note 11 for more information.
2)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
3)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777 gold interest and the non-operating Minto and Rosemont gold interests.

4)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, and 777 silver interests and the non-operating Keno Hill, Minto, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [93]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

Nine Months Ended September 30, 2018
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$243,977	$76,207	$73,573	$94,197	$167,770	$2,735,159

Sudbury [1]	15,797	4,859	9,657	1,281	10,916	370,331

Constancia	10,793	3,360	3,141	4,292	7,433	118,910

San Dimas	16,457	8,106	7,513	838	8,352	212,915

Stillwater	2,500	450	1,092	958	2,049	238,033

Other [2]	25,326	7,692	8,090	9,544	16,391	23,728

Total gold interests	$314,850	$100,674	$103,066	$111,110	$212,911	$3,699,076

Silver

San Dimas [3]	$40,595	$10,549	$3,576	$26,470	$30,045	$-

Peñasquito	64,479	16,743	11,865	35,871	47,736	391,385

Antamina	67,463	13,463	36,250	17,750	54,245	721,388

Constancia	24,966	9,152	11,079	4,735	15,814	250,724

Other [4]	81,566	30,994	16,913	33,659	51,229	506,353

Total silver interests	$279,069	$80,901	$79,683	$118,485	$199,069	$1,869,850

Palladium

Stillwater	$3,502	$620	$1,695	$1,187	$2,882	$261,796

Cobalt

Voisey’s Bay	$-	$-	$-	$-	$-	$393,406

Total mineral stream interests	$597,421	$182,195	$184,444	$230,782	$414,862	$6,224,128

Other

General and administrative				$(30,507)	$(23,386)

Finance costs				(27,351)	(22,918)

Gain on disposal of San Dimas SPA [3]				245,715	-

Other				(1,157)	1,239

Income tax recovery				2,805	(844)

Total other				$189,505	$(45,909)	$361,890

Consolidated				$420,287	$368,953	$6,586,018

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto and 777 gold interests and the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance in October 2018.

3)	On May 10, 2018, the Company terminated the San Dimas SPA and concurrently entered into the new San Dimas PMPA.
4)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Minto, and 777 silver interests, the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests as well as the previously owned Lagunas Norte, Pierina and Veladero silver interests which expired on March 31, 2018. The Minto mine was placed into care and maintenance in October 2018.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [94]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

Geographical Areas

The Company’s geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in the tables below:

	Sales				Carrying Amount at September 30, 2019

(in thousands)	Three Months Ended Sep 30, 2019		Nine Months Ended Sep 30, 2019		Gold Interests	Silver Interests	Palladium Interests	Cobalt Interests	Total

North America

Canada	$19,494	9%	$56,136	9%	$365,191	$32,430	$-	$227,510	$625,131	11%

United States	12,408	6%	35,266	5%	231,512	566	252,465	-	484,543	8%

Mexico	38,193	17%	99,789	16%	197,926	379,913	-	-	577,839	10%

Europe

Greece	2,598	1%	7,502	1%	-	3,143	-	-	3,143	0%

Portugal	6,791	2%	23,138	3%	-	21,547	-	-	21,547	0%

Sweden	8,132	4%	16,774	3%	-	35,789	-	-	35,789	1%

South America

Argentina/Chile [1]	-	0%	-	0%	-	264,401	-	-	264,401	5%

Brazil	92,796	42%	279,196	44%	2,627,535	-	-	-	2,627,535	45%

Peru	43,183	19%	120,309	19%	112,251	1,045,573	-	-	1,157,824	20%

Consolidated	$223,595	100%	$638,110	100%	$3,534,415	$1,783,362	$252,465	$227,510	$5,797,752	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

	Sales				Carrying Amount at September 30, 2018

(in thousands)	Three Months Ended Sep 30, 2018		Nine Months Ended Sep 30, 2018		Gold Interests	Silver Interests	Palladium Interests	Cobalt Interests	Total

North America

Canada	$13,860	7%	$47,777	8%	$394,060	$34,627	$-	$393,406	$822,093	13%

United States	6,001	3%	6,001	0%	238,033	484	261,796	-	500,313	8%

Mexico	30,666	17%	123,359	21%	212,914	392,759	-	-	605,673	10%

Europe									-

Greece	1,602	1%	6,849	1%	-	6,352	-	-	6,352	0%

Portugal	7,857	4%	13,576	2%	-	22,824	-	-	22,824	0%

Sweden	4,704	3%	16,020	3%	-	38,153	-	-	38,153	1%

South America									-

Argentina/Chile [1]	25	0%	4,444	1%	-	264,401	-	-	264,401	4%

Brazil	78,816	42%	243,977	41%	2,735,159	-	-	-	2,735,159	44%

Peru	42,238	23%	135,418	23%	118,910	1,110,250	-	-	1,229,160	20%

Consolidated	$185,769	100%	$597,421	100%	$3,699,076	$1,869,850	$261,796	$393,406	$6,224,128	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [95]

Notes to the Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 (US Dollars)

28.	Subsequent Events

Declaration of Dividend

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.09 per common share for the duration of 2019. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On November 14, 2019, the Board of Directors declared a dividend in the amount of $0.09 per common share, with this dividend being payable to shareholders of record on December 4, 2019 and is expected to be distributed on or about December 16, 2019. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

WHEATON PRECIOUS METALS 2019 THIRD QUARTER REPORT [96]

CORPORATE

INFORMATION

CANADA – HEAD OFFICE

WHEATON PRECIOUS METALS CORP.

Suite 3500

1021 West Hastings Street

Vancouver, BC V6E 0C3

Canada

T: 1 604 684 9648

F: 1 604 684 3123

CAYMAN ISLANDS OFFICE

Wheaton Precious Metals International Ltd.

Suite 300, 94 Solaris Avenue

Camana Bay

P.O. Box 1791 GT, Grand Cayman

Cayman Islands KY1-1109

STOCK EXCHANGE LISTING

Toronto Stock Exchange: WPM

New York Stock Exchange: WPM

DIRECTORS

GEORGE BRACK

JOHN BROUGH

PETER GILLIN

CHANTAL GOSSELIN

DOUGLAS HOLTBY, Chairman

CHARLES JEANNES

EDUARDO LUNA

MARILYN SCHONBERNER

RANDY SMALLWOOD

OFFICERS

RANDY SMALLWOOD

President & Chief Executive Officer

CURT BERNARDI

Senior Vice President,

Legal & Corporate Secretary

GARY BROWN

Senior Vice President

& Chief Financial Officer

PATRICK DROUIN

Senior Vice President,

Investor Relations

HAYTHAM HODALY

Senior Vice President,

Corporate Development

TRANSFER AGENT

AST Trust Company

1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:

1 800 387 0825

Outside of Canada and the United States:

1 416 682 3860

E: inquiries@canstockta.com

AUDITORS

Deloitte LLP

Vancouver, BC

INVESTOR RELATIONS

PATRICK DROUIN

Senior Vice President, Investor Relations

T: 1 604 684 9648

TF: 1 800 380 8687

E: info@wheatonpm.com

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.